   As filed with the Securities and Exchange Commission on November 23, 2001
                                                          Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               -----------------
                       MANTECH INTERNATIONAL CORPORATION
            (Exact name of registrant as specified in its charter)

            Delaware                                 7373                         22-1852179
  (State or other jurisdiction    (Primary Standard Industrial Classification  (I.R.S. Employer
of incorporation or organization)                Code Number)                 Identification No.)

                               -----------------
                       ManTech International Corporation
                           12015 Lee Jackson Highway
                            Fairfax, VA 22033-3300
                                (703) 218-6000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               -----------------
                              George J. Pedersen
                       Chairman, Chief Executive Officer
                                 and President
                       ManTech International Corporation
                           12015 Lee Jackson Highway
                            Fairfax, VA 22033-3300
                                (703) 218-6000
                              Fax: (703) 218-6301
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               -----------------
                                  Copies to:

                John F. Olson                Robert G. Robison
              Ronald O. Mueller               Sharon L. Ferko
         Gibson, Dunn & Crutcher LLP     Morgan Lewis & Bockius LLP
        1050 Connecticut Avenue, N.W.         101 Park Avenue
          Washington, D.C. 20036            New York, NY 10178
               (202) 955-8500                  (212) 309-6000
             Fax: (202) 467-0539            Fax: (212) 309-6273
                               -----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                               -----------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                      Proposed
                                                      Maximum
            Title of each class of                   Aggregate          Amount of
          securities to be registered           Offering Price(1)(2) Registration Fee
--------------------------------------------------------------------------------------
Class A common stock, $0.01 par value per share     $92,000,000          $23,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o).

(2) Includes shares issuable upon exercise of the underwriters' over-allotment option.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to such Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                SUBJECT TO COMPLETION, DATED NOVEMBER 23, 2001.

[LOGO] Management Technology ManTech International
Corporation

                                    Shares

                       ManTech International Corporation

                             Class A Common Stock

                               -----------------

    We are offering     shares of our Class A common stock and the selling
stockholder identified in this prospectus is offering        shares of our
Class A common stock through a syndicate of underwriters. The underwriters also
have an option to purchase up to an additional     shares of Class A common
stock from us and the selling stockholder solely to cover over-allotments. We will not receive any of the proceeds from the sale of shares by the selling stockholder in the event the over-allotment option is exercised.

    This is our initial public offering. The initial public offering price of
our Class A common stock is expected to be between $   and $   per share. We
are applying to list our Class A common stock on The Nasdaq Stock Market's National Market under the symbol "MANT."

    Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------

                                                         Per Share Total
                                                         --------- -----
       Public offering price............................     $       $
       Underwriting Discount............................     $       $
       Proceeds to us (before expenses).................     $       $
       Proceeds to selling stockholder (before expenses)     $       $

    The underwriters expect to deliver the shares to purchasers on or about   ,
2002.

Jefferies & Company, Inc.
                                                         Legg Mason Wood Walker
                                                        Incorporated

                               -----------------

                   The date of this prospectus is    , 2001.

                           [INSIDE FRONT COVER ART.]

1. Inside Left Page:

    The ManTech logo is positioned in the upper left corner of the page, written in solid black lettering blending into white-on-red lettering, divided with horizontal white lines. Beneath the logo is a caption reading, "Supporting U.S. Intelligence Community and Department of Defense Customers in Responding to the Challenges of Emerging Global Threats."

    The lower right one-third of the page is solid red in the shape of a half circle with three photos positioned in outlined circles in the center of the red section against a white background. Above the circles a caption reads, "Managing Technology for a Changing World" in which the word "World" curves around the first quarter of the right-hand circle.

    The left circle contains a picture of a satellite ground station. Beneath this circle a caption reads "Secure Systems and Infrastructure Solutions." The center circle contains a picture of a CD ROM with an image of binary code superimposed in light blue. Beneath this circle a caption reads, "Information Technology Solutions." The right circle contains a picture of the Hubble Space Telescope taken from space. Beneath this circle a caption reads, "Systems Engineering Solutions."

    Centered at the bottom of the page is the text "ManTech International Corporation."

                               -----------------

                               TABLE OF CONTENTS

                                                                                      Page
                                                                                      ----
Prospectus Summary...................................................................   1
Risk Factors.........................................................................   7
Use of Proceeds......................................................................  18
Dividend Policy......................................................................  18
Capitalization.......................................................................  19
Dilution.............................................................................  20
Selected Financial Data..............................................................  21
Management's Discussion and Analysis of Financial Condition and Results of Operations  24
Business.............................................................................  33
Management and Key Employees.........................................................  50
Principal and Selling Stockholder....................................................  58
Related Party Transactions...........................................................  59
Registrar and Transfer Agent.........................................................  61
Shares Eligible for Future Sale......................................................  61
Description of Capital Stock, Certificate of Incorporation and Bylaws................  63
Tax Considerations...................................................................  67
Underwriting.........................................................................  70
Validity of Common Stock.............................................................  73
Experts..............................................................................  73
Where You Can Find More Information..................................................  73
Index to Consolidated Financial Statements........................................... F-1

                               -----------------

    Through and including   , 2002, which is the 25th day after the date of
this prospectus, all dealers effecting transactions in the Class A common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments.

    You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                              PROSPECTUS SUMMARY

    This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A common stock. We urge you to read this entire prospectus carefully, including the "Risk Factors" section and our consolidated financial statements and the notes to those statements. Unless otherwise indicated, information presented in this prospectus assumes no exercise of the underwriters' over-allotment option and assumes the occurrence of the transactions described in "Corporate Structure" on page 3.

                       ManTech International Corporation

    ManTech International Corporation delivers a broad array of information technology and technical services solutions to U.S. federal government customers, focusing primarily on critical national defense programs for the intelligence community and Department of Defense. We design, develop, procure, implement, operate, test and maintain mission-critical, enterprise information technology and communication systems and infrastructures for federal government customers in the United States and 28 countries worldwide. More than 1,700 of our nearly 3,500 employees hold government security clearances, including over 600 with access to Top Secret Sensitive Compartmented Information, allowing us to work with our customers in highly classified environments and at front-line deployments. Given the critical nature of many of our services and our close relationships with our customers, we are often called upon to support our customers as they respond to crisis situations around the world.

    We provide comprehensive information technology and technical services solutions, separately or in combination, to our customers by drawing upon three principal areas of expertise: secure systems and infrastructure; information technology; and systems engineering. We provide solutions for sophisticated airborne, shipboard, satellite and tactical and strategic land-based communication systems and intelligence-processing infrastructures. Our solutions enable our customers in the intelligence community and Department of Defense to identify evolving foreign and domestic threats, including terrorism, to quantify exposure to these threats and to implement prudent physical and cyber countermeasures. Some of our specific capabilities in safeguarding critical infrastructures include systems security architecture, threat definition and modeling, vulnerability identification, adversary characterization, lethal force defense analysis, operations security assessments and security life-cycle planning and management.

    Since our founding in 1968, we have grown from supplying engineering services to the U.S. Navy to providing sophisticated information technology and technical services solutions to a wide range of federal government customers. Our primary customers in the intelligence community and Department of Defense include:

   .  Office of the Secretary of Defense;

   .  Department of State;

   .  Intelligence agencies;

   .  U.S. Army, Navy, Air Force and Marine Corps; and

   .  Joint military commands.

    We also provide solutions to federal government civilian agencies, including the National Aeronautics and Space Administration (NASA), the Environmental Protection Agency (EPA) and the Departments of Justice, Commerce and Energy, as well as to state and local governments and commercial customers. We have established and maintain long-standing, successful relationships with our customers, having supported many of them for 15 to 30 years. For both the year ended December 31, 2000 and the nine months ended September 30, 2001, approximately 84.0% of our revenues were derived from our customers in the intelligence community and Department of Defense. We had revenues of $378.8 million and income from continuing operations of $7.1 million for 2000, and revenues of $316.3 million and income from continuing operations of $12.2 million for the nine months ended September 30, 2001. We have been profitable for each of the past 20 years.

                            Our Market Opportunity

    The federal government has consistently increased spending on information technology and technical services each year since 1980 and is the largest purchaser of these services and products. This trend is expected to continue over the next five years as federal government spending increases from $36.4 billion in 2001 to $60.3 billion in 2006, a compound annual growth rate of 10.6%. We believe that strong growth opportunities exist for information technology and technical services providers who serve the government market because the federal government is:

   . Increasing defense spending focused on C4I (command, control, communication, computers and intelligence), intelligence activities and homeland defense;

   . Adopting commercialized procurement methods that promote the use of efficient contracting vehicles, such as General Service Administration
      (GSA) schedule contracts;

   . Increasing reliance on technology service providers to deliver cost-effective solutions and to address staffing challenges facing the government; and

   . Focusing on modernizing proprietary legacy information technology and communication infrastructures.

                                Our Advantages

    We believe we are well positioned to capitalize on these market opportunities and to address the requirements of our customers in the intelligence community and Department of Defense as a result of our:

   .  Comprehensive technology-based solutions;

   . Expertise in the migration, integration, optimization and maintenance of proprietary legacy systems used by the federal government and ability to enhance the interoperability and accessibility of critical enterprise data;

   . More than 1,700 employees with government security clearances, which are required for work on classified programs for the intelligence community and Department of Defense;

   . Proven track record of fulfilling our customers' requirements, demonstrated by our many long-standing customer relationships; and

   . Extensive experience of our management team and advisory board members in supporting our customers in the intelligence community and Department of Defense.

                                 Our Strategy

    Our objective is to profitably grow our business as a premier provider of comprehensive information technology and technical services solutions to the federal government. To achieve our objective, we intend to:

   . Expand our customer base by broadening the scope of services we provide to existing customers and by attracting new customers;

   . Increase contract profitability by delivering higher value-added solutions and by transitioning our services to more efficient and flexible contract vehicles, such as GSA schedule contracts;

   . Expand our service offerings in high growth program areas, including safeguarding critical infrastructures, information assurance and other secure systems and infrastructure solutions provided to the intelligence community and Department of Defense;

   . Continue to attract and retain skilled professionals, including engineers, scientists, analysts, technicians and support specialists, who possess a wide range of technical skills and domain expertise; and

   . Pursue a disciplined acquisition strategy focused on businesses that support the intelligence community and Department of Defense, broaden our domain expertise, expand our service offerings and establish relationships with new customers.

                              Corporate Structure

    Our principal executive offices are located at 12015 Lee Jackson Highway, Fairfax, Virginia 22033-3300. Our telephone number at that address is (703) 218-6000. Our website can be visited at www.mantech.com. Information contained on our website is not part of this prospectus.

    We are incorporated in Delaware and are the successor by merger to ManTech International Corporation, a New Jersey corporation. See "Description of Capital Stock--Certificate of Incorporation and Bylaws." As of the effective date of the merger, which will occur prior to the closing of this offering, each outstanding share of the New Jersey corporation's common stock will be exchanged for one share of the Delaware corporation's Class A common stock or Class B common stock. For purposes of this prospectus, the merger of the New Jersey corporation with the Delaware corporation is assumed to be effective, other than with respect to the historical consolidated financial statements.

                                 The Offering

    The share information contained below excludes the      shares reserved for
issuance under our 2001 Management Incentive Plan.

Class A common stock offered by us.........      shares.

Class A common stock offered by our selling
  stockholder..............................      shares.

Class A common stock to be outstanding           shares.
  immediately after this offering..........

Class B common stock to be outstanding           shares.
  immediately after this offering..........

Use of proceeds............................ We expect to use the net proceeds of this offering to repay a portion of our existing
                                            indebtedness, to fund strategic acquisitions of
                                            businesses and for working capital and other
                                            general corporate purposes. See "Use of
                                            Proceeds" on page 18.

Over-allotment option...................... We and one of our existing stockholders have granted the underwriters an option to purchase
                                            up to an additional    shares solely to cover
                                            over-allotments.

Proposed Nasdaq symbol..................... MANT

                                 Risk Factors

    See "Risk Factors" beginning on page 7 for a discussion of material risks that prospective purchasers of our Class A common stock should consider.

                            Summary Financial Data

    The following summarizes our historical consolidated financial information. We derived the information as of and for each of the five years ended December 31, 2000 and for the nine months ended September 30, 2001 from our audited consolidated financial statements. The data for the nine months ended September 30, 2000 is derived from our unaudited consolidated financial statements and includes all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations as of and for such periods. Interim consolidated financial results for the nine months ended September 30, 2000 and September 30, 2001 are not necessarily indicative of the results that may be expected for the full year. You should read the summary financial data presented below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                 Nine Months Ended
                                                           Year Ended December 31,                 September 30,
                                               -----------------------------------------------  ------------------
                                                 1996      1997     1998      1999      2000      2000      2001
                                               --------  -------- --------  --------  --------  --------  --------
                                                             (In thousands, except per share amounts)
Statement of Income Data:
Revenues...................................... $223,049  $286,051 $314,309  $353,924  $378,827  $280,970  $316,266
  Cost of services............................  191,589   245,857  265,189   296,306   315,414   234,834   258,412
Gross profit..................................   31,460    40,194   49,120    57,618    63,413    46,136    57,854
Income from operations........................    7,019    10,381   13,447    15,168    18,589    12,695    22,237
Income from continuing operations.............    3,077     5,438    2,921     6,796     7,125     5,113    12,160
(Loss) income from discontinued operations(1).   (1,039)      255   (1,268)   (2,727)   (4,667)   (3,124)   (6,533)
Loss on disposal of discontinued operations...      (93)       --       --        --      (719)     (719)   (5,890)
                                               --------  -------- --------  --------  --------  --------  --------
Net income (loss)............................. $  1,945  $  5,693 $  1,653  $  4,069  $  1,739  $  1,270  $   (263)
                                               ========  ======== ========  ========  ========  ========  ========
Income from continuing operations per share -
 diluted(2)...................................
Net income (loss) per share - diluted.........

Balance Sheet Data:
Cash and cash equivalents..................... $ 13,276  $ 17,318 $ 14,572  $ 19,571  $ 29,578  $ 11,366  $ 18,231
Total assets..................................  108,705   154,886  165,718   186,070   186,843   176,736   177,061
Long-term debt................................   37,642    49,135   66,377    72,005    73,000    69,075    66,668
Total stockholders' equity....................   12,506    16,832   15,516    19,548    21,794    21,433    21,402

-----------------
(1) We have decided to exit certain lines of business so that we can continue to enhance our core competencies. For more information on our discontinued operations, please see "Recent Developments--Discontinued Operations" and
    note 15 to our consolidated financial statements.
(2) Prior to the closing of this offering, we anticipate that our board of
    directors and stockholders will approve a     -for-one stock split for the
    outstanding shares of common stock of ManTech International Corporation, the Delaware corporation.

                              Recent Developments

    Termination of Personal Service Corporation Status. For periods prior to the closing of this offering, we had elected to be taxed as a personal service corporation. As a result, we accounted for our earnings on a cash basis for federal income tax purposes. Effective as of the closing of this offering, our status as a personal service corporation terminates and we will apply accrual-based accounting for federal income tax purposes. The termination of our personal service corporation status will result in $31.0 million in deferred income being recognized for tax purposes. Taxes on this amount totaling $12.1 million will be due with respect to the four taxable years beginning with the taxable year of this offering. Because we previously recognized the deferred income for accounting purposes and accrued for the taxes, this change in our tax status and the tax payments will not affect our earnings.

    Discontinued Operations. Prompted by the prospect in the early 1990s of stable or declining federal government spending on defense programs as a result of the end of the Cold War, we made a number of investments in businesses operating primarily in non-governmental markets in the United States and internationally. We believe that these investments in commercial and international business ventures contributed to our expertise with leading-edge information technology and technical services solutions. As a result of the favorable outlook for government technology service providers and the slowdown in the commercial information technology market, however, we determined in January 2001 to refocus our business strategy on our core competencies and business operations in the U.S. federal government market. In September 2001, we decided to exit certain lines of business involving foreign operations or operations that primarily serve commercial customers. We have decided to dispose of or discontinue our Australian-based software solutions consulting business, our United Kingdom-based bank remittance processing business, our China-based consulting business, our U.S.-based environmental consulting and remediation business and our U.S.-based application-hosting business. These lines of business have been classified as discontinued operations in our consolidated financial statements.

                                 RISK FACTORS

    Before making an investment in our Class A common stock you should carefully consider the risks described below, as well as the other information set forth in this prospectus, including our consolidated financial statements and related notes. Some of the following risks relate principally to the industry in which we operate and to our business. Other risks relate principally to the securities markets and ownership of our stock. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our operations. Any of the risk factors described below could significantly and negatively affect our business, prospects, financial condition or operating results, which could cause the trading price of our Class A common stock to decline and could cause you to lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We are dependent on contracts with the U.S. federal government for substantially all of our revenues.

    For the year ended December 31, 2000 and for the nine months ended September 30, 2001, we derived 96.1% and 95.8%, respectively, of our revenues from federal government contracts, either as a prime contractor or a subcontractor. For 2000 and for the nine months ended September 30, 2001, we derived 83.6% and 84.1%, respectively, of our revenues from contracts with agencies in the intelligence community and Department of Defense. We expect that federal government contracts will continue to be the primary source of our revenues for the foreseeable future. If we were suspended or debarred from contracting with the federal government generally, or any significant agency in the intelligence community or Department of Defense, if our reputation or relationship with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, prospects, financial condition or operating results could be materially harmed.

Federal government spending priorities may change in a manner adverse to our business.

    Our business depends upon continued federal government expenditures on intelligence, defense and other programs that we support. The overall U.S. defense budget declined from time to time in the late 1980s and the early 1990s. While spending authorizations for intelligence and defense-related programs by the government have increased in recent years, and in particular after the September 11, 2001 terrorist attacks, future levels of expenditures and authorizations for those programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. A significant decline in government expenditures, or a shift of expenditures away from programs that we support, could adversely affect our business, prospects, financial condition or operating results.

Federal government contracts contain provisions that are unfavorable to us.

    Federal government contracts contain provisions and are subject to laws and regulations that give the government rights and remedies not typically found in commercial contracts, including allowing the government to:

   .  Terminate existing contracts for convenience, as well as for default;

   .  Reduce or modify contracts or subcontracts;

   . Cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

   .  Decline to exercise an option to renew a multi-year contract;

   .  Claim rights in products and systems produced by us;

   . Suspend or debar us from doing business with the federal government or with a governmental agency; and

   .  Control or prohibit the export of our products.

    If the government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, we may not recover even those amounts, and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source. As is common with government contractors, some of our contracts have had or are currently experiencing performance issues. We have received and may in the future receive show cause or cure notices under contracts that, if not addressed to the government's satisfaction, could give the government the right to terminate those contracts for default or to cease procuring our services under those contracts in the future.

We must comply with complex procurement laws and regulations.

    We must comply with and are affected by laws and regulations relating to the formation, administration and performance of federal government contracts, which affect how we do business with our customers and may impose added costs on our business. For example, we are subject to the Federal Acquisition Regulations and all supplements, which comprehensively regulate the formation, administration and performance of federal government contracts, and to the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with contract negotiations. If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with federal government agencies, which could materially adversely affect our business, prospects, financial condition or operating results. From time to time in the past, we have been subject to government investigations. Currently, we are subject to three on-going investigations. For additional information regarding the government investigations to which we are currently subject, see "Business--Legal Proceedings." In addition, we are subject to industrial security regulations of Department of Defense and other federal agencies that are designed to safeguard against foreigners' access to classified information. If we were to come under foreign ownership, control or influence, our federal government customers could terminate or decide not to renew our contracts, and it could impair our ability to obtain new contracts. The government may reform its procurement practices or adopt new contracting rules and regulations, including cost accounting standards, that could be costly to satisfy or that could impair our ability to obtain new contracts.

We face competition from other firms, many of which have substantially greater resources.

    We operate in highly competitive markets and generally encounter intense competition to win contracts. We compete with many other firms, ranging from small specialized firms to large diversified firms, many of which have substantially greater financial, management and marketing resources than we do. Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of key professional personnel. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results. In addition, our competitors also have established or may establish relationships among themselves or with third parties to increase their ability to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge.

We derive significant revenues from contracts awarded through a competitive bidding process.

    We derive a majority of our revenues from federal government contracts that were awarded through a competitive bidding process, and much of the business that we expect to seek in the foreseeable future likely will be awarded through competitive bidding. Competitive bidding presents a number of risks, including the:

   . Need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

   . Substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us;

   . Need to accurately estimate the resources and cost structure that will be required to service any contract we are awarded; and

   . Expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

    We may not be provided the opportunity in the near term to bid on contracts that are held by other companies and are scheduled to expire if the government determines to extend the existing contract. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for services that are provided under those contracts for a number of years. If we are unable to consistently win new contract awards over any extended period, our business and prospects will be adversely affected.

Failure to maintain strong relationships with other contractors could result in a decline in our revenues.

    For 2000 and for the nine months ended September 30, 2001, we derived 7.8% and 8.4%, respectively, of our revenues from contracts in which we acted as a subcontractor to other contractors or to joint ventures which we and other contractors have formed to bid on and execute particular contracts or programs. We expect to continue to depend on relationships with other contractors for a portion of our revenues in the foreseeable future. Our business, prospects, financial condition or operating results could be adversely affected if other contractors eliminate or reduce their subcontracts or joint venture relationships with us, either because they choose to establish relationships with our competitors or because they choose to directly offer services that compete with our business, or if the government terminates or reduces these other contractors' programs or does not award them new contracts.

We may not receive the full amount authorized under contracts that we have entered into and may not accurately estimate our backlog and GSA schedule contract value.

    The maximum contract value specified under a government contract that we enter into is not necessarily indicative of revenues that we will realize under that contract. For example, we derive some of our revenues from government contracts in which we are not the sole provider, meaning that the government could turn to other companies to fulfill the contract, and from indefinite delivery, indefinite quantity contracts, which specify a maximum but only a token minimum amount of goods or services that may be provided under the contract. In addition, Congress often appropriates funds for a particular program on a yearly basis, even though the contract may call for performance that is expected to take a number of years. As a result, contracts typically are only partially funded at any point during their term, and all or some of the work to be performed under the contracts may remain unfunded unless and until Congress makes subsequent appropriations and the procuring agency allocates funding to the contract. Nevertheless, we look at these contract values, including values based on the assumed exercise of options relating to these contracts, in estimating the amount of our backlog. Because we may not receive the full amount we expect under a contract, we may not accurately estimate our backlog. Similarly, in recent years we have been deriving an increasing percentage of our revenues under GSA schedule contracts. GSA schedule contracts are procurement vehicles under which government agencies may, but are not required to, purchase professional services or products. As a result, we believe that potential GSA schedule contract values are not fully reflected in traditional backlog calculations. We have developed a method of calculating GSA schedule contract value that we use to evaluate estimates for the revenues we may receive under our GSA schedule contracts. Although we believe our method of determining GSA schedule contract value is based on reasonable estimates and assumptions, our experience with GSA schedule contracts has been limited to date. We are not currently aware of other companies within our market that employ comparable methods of determining GSA schedule contract value. Estimates of future revenues included in backlog and GSA schedule contract value are not necessarily precise and the receipt and timing of any of these revenues are subject to various contingencies, many of which are beyond our control. For a discussion of these contingencies see "Business--Backlog and GSA Schedule Contract Value." The actual accrual of revenues on programs included in backlog and GSA schedule contract value may never occur or may change.

We may not accurately estimate the expenses, time and resources necessary to satisfy our contractual obligations.

    We enter into three types of federal government contracts for our services: cost-plus, time-and-materials and fixed-price. For the nine months ended September 30, 2001, we derived 36.3%, 35.6% and 28.1% of our revenues from cost-plus, time-and-materials and fixed-price contracts, respectively. For 2000, the revenues were 39.7%, 34.6% and 25.7%, respectively. Under cost-plus contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. To the extent that the actual costs incurred in performing a cost-plus contract are within the contract ceiling and allowable under the terms of the contract and applicable regulations, we are entitled to reimbursement of our costs, plus a profit. However, if our costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs. Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses. We assume financial risk on time-and-material contracts because we assume the risk of performing those contracts at negotiated hourly rates. Under fixed-price contracts, we perform specific tasks for a fixed price. Compared to cost-plus contracts, fixed-price contracts generally offer higher margin opportunities, but involve greater financial risk because we bear the impact of cost overruns and receive the benefit of cost savings. Our profits could be adversely affected if our costs under any of these contracts exceed the assumptions we used in bidding for the contract. Although we believe that we have recorded adequate provisions in our consolidated financial statements for losses on our contracts, as required under U.S. generally accepted accounting principles, our contract loss provisions may not be adequate to cover all actual losses that we may incur in the future.

Our contracts are subject to audits and cost adjustments by the federal government.

    The federal government audits and reviews our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. Like most large government contractors, our contract costs are audited and reviewed on a continual basis. Although audits have been completed on our incurred contract costs through 1999, audits for costs incurred or work performed after 1999 remain ongoing and, for much of our work in recent years, have not yet commenced. In addition, non-audit reviews by the government may still be conducted on all our government contracts. An audit of our work, including an audit of work performed by companies we have acquired or may acquire, could result in a substantial adjustment to our revenues because any costs found to be improperly allocated to a specific contract will not be reimbursed, and revenues we have already recognized may need to be refunded. If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with federal government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us.

We may be liable for systems and service failures.

    We create, implement and maintain information technology and technical services solutions that are often critical to our customers' operations, including those of federal, state and local governments. We have experienced and may in the future experience some systems and service failures, schedule or delivery delays and other problems in connection with our work. If our solutions, services, products or other applications have significant defects or errors, are subject to delivery delays or fail to meet our customers' expectations, we may:

   .  Lose revenues due to adverse customer reaction;

   .  Be required to provide additional services to a customer at no charge;

   . Receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain customers; or

   .  Suffer claims for substantial damages against us.

    In addition to any costs resulting from product warranties, contract performance or required corrective action, these failures may result in increased costs or loss of revenues if they result in customers postponing subsequently scheduled work or canceling or failing to renew contracts.

    While many of our contracts with the federal government limit our liability for damages that may arise from negligence in rendering services to our customers, we cannot be sure that these contractual provisions will protect us from liability for damages if we are sued. Furthermore, our errors and omissions and product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs and may be a distraction to our management.

Security breaches in classified government systems could adversely affect our business.

    Many of the programs we support and systems we develop, install and maintain involve managing and protecting information involved in intelligence, national security and other classified government functions. A security breach in one of these systems could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on critical classified systems for federal government customers. Losses that we could incur from such a security breach could exceed the policy limits that we have for errors and omissions or product liability insurance.

Our quarterly operating results may vary widely.

    Our quarterly revenues and operating results may fluctuate significantly in the future. A number of factors cause our revenues, cash flow and operating results to vary from quarter to quarter, including:

   . Fluctuations in revenues earned on fixed-price contracts and contracts with a performance-based fee structure;

   . Commencement, completion or termination of contracts during any particular quarter;

   . Variable purchasing patterns under government GSA schedule contracts, blanket purchase agreements and indefinite delivery, indefinite quantity contracts;

   . Changes in Presidential administrations and senior federal government officials that affect the timing of technology procurement;

   . Changes in policy or budgetary measures that adversely affect government contracts in general; and

   .  Acquisitions of other technology service providers.

    Changes in the volume of services provided under existing contracts and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flow from operations because a relatively large amount of our expenses are fixed. We incur significant operating expenses during the start-up and early stages of large contracts and typically do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when contracts expire or are terminated or are not renewed. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain Congressional and Administration approval in a timely manner.

Our senior management and advisory board are important to our customer relationships.

    We believe that our success depends in part on the continued contributions of our co-founder, Chairman of the Board of Directors, Chief Executive Officer and President, George J. Pedersen, our Executive Vice President, Chief Financial Officer, Treasurer and Director, John A. Moore, Jr., other members of our senior management and advisory board. We rely on our executive officers and senior management to generate business and execute programs successfully. In addition, the relationships and reputation that members of our management team and advisory board have established and maintain with government and military personnel contribute to our ability to maintain good customer relations and to identify new business opportunities. While we have employment agreements with some of our executive officers, these agreements do not prevent them from terminating their employment. The loss of Mr. Pedersen, Mr. Moore or any other senior management or advisory board members could impair our ability to identify and secure new contracts and otherwise to manage our business.

We must recruit and retain skilled employees to succeed in our labor-intensive business.

    We believe that an integral part of our success is our ability to provide employees who have advanced information technology and technical services skills and who work well with our customers in a government or defense-related environment. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain and grow our business could be negatively impacted. In addition, some of our contracts contain provisions requiring us to commit to staff a program with certain personnel the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the customer may terminate the contract, and we may not be able to recover our costs in the event the contract is terminated.

Our business is dependent upon obtaining and maintaining required security clearances.

    Many of our federal government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with
Department of Defense requirements. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if our employees who hold security clearances terminate employment with us, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively rebid on expiring contracts.

If we are unable to manage our growth, our business could be adversely affected.

    Sustaining our growth has placed significant demands on our management, as well as on our administrative, operational and financial resources. For us to continue to manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to successfully manage our growth without compromising our quality of service and our profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our business, prospects, financial condition or operating results could be adversely affected.

We may undertake acquisitions that could increase our costs or liabilities or be disruptive.

    One of our key operating strategies is to selectively pursue acquisitions. While we do not currently have any commitments, agreements or understandings to acquire any specific businesses or other material operations, we have made a number of acquisitions in the past and will consider other acquisitions in the future. We may not be able to locate suitable acquisition candidates at prices that we consider appropriate or to finance acquisitions on terms that are satisfactory to us. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of an acquisition, finance the acquisition or, if the acquisition occurs, integrate the acquired business into our existing business. Negotiations of potential acquisitions and the integration of acquired business operations could disrupt our business by diverting management away from day-to-day operations. Acquisitions of businesses or other material operations may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. We also may not realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. In addition, we may need to record write downs from future impairments of intangible assets, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition.

We may be exposed to liabilities or losses from operations that we have discontinued.

    We have determined to dispose of certain of our businesses, either by selling them or by winding down their operations. For more information on these discontinued operations, please see "Recent Developments--Discontinued Operations" and note 15 to our consolidated financial statements. Our consolidated financial statements reflect, under the heading "Discontinued Operations," our estimate of the net losses expected from these operations through the date we estimate we will dispose of them, and all losses expected to be realized upon disposal of these operations. If we incur greater losses than we expect on dispositions, or if the operation of these businesses generates greater losses than we expect prior to disposition, there will be a negative impact on future operating results. Even if we are successful in disposing of these businesses, we may continue to be exposed to some liabilities for their operations.

    For example, we are a defendant in a lawsuit where the plaintiff alleges that one of the businesses we intend to dispose of or its subcontractors caused soil and groundwater contamination by improperly disposing of dry cleaning solvents. For more information on this lawsuit, see "Business--Legal Proceedings." The operations from this business, particularly the performance of environmental consulting and remediation services, may not have been or in the future may not be conducted in compliance with environmental laws, exposing us to further liability and damages for the costs of investigating and cleaning up sites of spills, disposals or other releases of hazardous materials. We cannot assure you that our liability in this matter, or any other environmental liabilities that arise in the future, will not exceed our resources or will be covered by insurance. Even after we dispose of this and the other discontinued operations, we likely will remain liable for any costs, damages or other liabilities imposed upon them that result from or relate to their operations prior to the disposition.

We may be affected by intellectual property infringement claims.

    Our business operations rely extensively on procuring and deploying intellectual property. Our employees develop some of the software solutions and other forms of intellectual property that we use to provide information technology solutions to our customers, but we also license technology from primary vendors. Typically, under federal government contracts, our government customers may claim rights in the intellectual property we develop, making it impossible for us to prevent their future use of our intellectual property. We are and may in the future be subject to claims from our employees or third parties who assert that software solutions and other forms of intellectual property that we used in delivering services and solutions to our customers infringe upon intellectual property rights of such employees or third parties. If our vendors, our employees or third parties assert claims that we or our customers are infringing on their intellectual property, we could incur substantial costs to defend these claims. In addition, if any of our vendors' infringement claims are ultimately successful, our vendors could require us to:

   . Cease selling or using products or services that incorporate the challenged software or technology;

   .  Obtain a license or additional licenses from our vendors; or

   . Redesign our products and services that rely on the challenged software or technology.

Covenants in our credit facility may restrict our financial and operating flexibility.

    Our credit facility contains covenants that restrict, among other things, our ability to borrow money, make particular types of investments, including investments in our subsidiaries, or other restricted payments, pay dividends on our common stock, swap or sell assets, merge or consolidate, or make acquisitions. Default under our credit facility could allow the lenders to declare all amounts outstanding to be immediately due and payable. We have pledged substantially all of our assets, including the stock of our subsidiaries to secure the debt under our credit facility. If the lenders declare amounts outstanding under the credit facility to be due, the lenders could proceed against those assets. Any event of default, therefore, could have a material adverse effect on our business if the creditors determine to exercise their rights. Our credit facility also requires us to maintain specified financial ratios. Our ability to meet these financial ratios can be affected by events beyond our control, and we cannot assure you that we will meet those ratios. For example, on two occasions in the past five years, we have been required to seek and obtain waivers for failure to satisfy certain financial ratios under our credit facility. We also may incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility, restrict our ability to pay dividends on our common stock or subject us to other events of default. Any such restrictive covenants in any future debt obligations we incur could limit our ability to fund our businesses with equity investments or intercompany advances, which would impede our ability to operate or expand our business.

    From time to time we may require consents or waivers from our lenders to permit actions that are prohibited by our credit facility. For example, we will require the consent of our lenders to complete the merger through which we reincorporate in Delaware. If in the future our lenders refuse to provide waivers of our credit facility's restrictive covenants and/or financial ratios, then we may be in default under our credit facility, and we may be prohibited from undertaking actions that are necessary to maintain and expand our business.

Our employees may engage in misconduct or other improper activities.

    We run the risk that employee fraud or other misconduct could occur. Misconduct by employees could include intentional failures to comply with federal government procurement regulations and failing to disclose unauthorized or unsuccessful activities to us. Employee misconduct could also involve the improper use of our customers' sensitive or classified information, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses.

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

An active public market for our Class A common stock may not develop.

    The initial price of our Class A common stock to be sold in this offering will be determined through negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Before this offering, no public market existed for our common stock. An active public market for our Class A common stock may not develop or be sustained after this offering, which could affect your ability to sell your shares or depress the market price of your shares. The market price of your shares may fall below the initial public offering price.

You will experience immediate and substantial dilution.

    The initial public offering price per share will significantly exceed the current net tangible book value per share of our stock that was outstanding prior to this offering. As a result, investors purchasing Class A common stock in this offering will experience immediate and substantial dilution in the
amount of $    per share. In addition, we have issued options to acquire Class
A common stock at prices below the initial public offering price. The exercise of these employee and director stock options will result in further dilution to new investors.

Our current stockholders will continue to control our company.

    Upon completion of this offering, Mr. Pedersen will own or control approximately . % of the combined voting power of the Class A and Class B common stock, or . % if the underwriters' over-allotment option is exercised in full. Accordingly, Mr. Pedersen will control the vote on all matters submitted to a vote of the holders of our common stock. For more information, see "Description of Capital Stock, Certificate of Incorporation and Bylaws--Common Stock." As long as Mr. Pedersen beneficially owns a majority of the combined voting power of our common stock, he will have the ability, without the consent of our public stockholders, to elect all members of our board of directors and to control our management and affairs. Mr. Pedersen's voting control may have the effect of preventing or discouraging transactions involving an actual or a potential change of control of ManTech, regardless of whether a premium is offered over then-current market prices. Mr. Pedersen will be able to cause a change of control of our company. Mr. Pedersen also will be able to cause a registration statement to be filed and to become effective under the Securities Act of 1933, thereby permitting him to freely sell or transfer the shares of common stock that he owns. In addition, the interests of Mr. Pedersen may conflict with the interests of other holders of our common stock.

Provisions in our charter documents could make a merger, tender offer or proxy contest difficult.

    Our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of ManTech that stockholders may consider favorable. Our certificate of incorporation and bylaws:

   . Authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

   . Prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;

   .  Limit who may call special meetings of stockholders;

   . Prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

   . Establish advance notice requirements for nominating candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

   . Require that vacancies on our board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

    In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting the company from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder. For more information, see "Description of Capital Stock, Certificate of Incorporation and Bylaws."

The market price of our Class A common stock may fluctuate widely and trade at prices below the initial public offering price.

    The price of our Class A common stock after this offering may fluctuate widely, depending upon many factors, including our perceived prospects, and the prospects of the information technology and government contracting industries in general, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for information technology and technical services companies, changes in general economic or market conditions and broad market fluctuations. In addition, the terrorist attacks of September 11, 2001 and subsequent bioterrorism concerns have contributed to an economic slowdown and to significant instability in the U.S. and other global financial equity markets. The armed hostilities that were initiated as a result of these attacks and future responses by the federal government may lead to further acts of terrorism in the United States or elsewhere, and such developments would likely cause further instability in financial markets. All of these factors subject our operations to increased risks and could have a material adverse effect on your investment in our common stock. As a result, our Class A common stock may trade at prices significantly below the initial public offering price.

We will have broad discretion over the use of proceeds from this offering.

    We intend to use the net proceeds from this offering to retire portions of our outstanding debt obligations, to pursue possible acquisitions and for working capital and other general corporate purposes. We may not use the proceeds from this offering for each of these purposes. Future events, including changes in competitive conditions, our ability to identify appropriate acquisition candidates, the availability of other financing and funds generated from operations and the status of our business from time to time, may lead us to change the allocation of the net proceeds of this offering among these possible uses. We will have broad discretion with respect to the use of these funds and the determination of the timing of expenditures. We cannot assure you that we will use these funds in a manner that you would approve of or that the allocations will be in the best interests of all of our stockholders.

We do not intend to pay dividends.

    We currently intend to retain future earnings for funding growth and, therefore, do not expect to pay dividends in the foreseeable future.

We make forward-looking statements in this prospectus that involve risks, uncertainties and assumptions.

    We have made forward-looking statements in this prospectus, including in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, anticipated expenses, anticipated backlog and GSA schedule contract value, financing plans, competitive position, potential growth opportunities, the future of our industry, the effects of future regulation and the effects of competition. Forward-looking statements involve risks, uncertainties and assumptions. You should not put undue reliance on any forward-looking statements. You should understand that many important factors discussed in this "Risk Factors" section and elsewhere in this prospectus could cause our results to differ materially from those expressed in forward-looking statements. We do not have any intention or obligation to update forward-looking statements after the underwriters cease to distribute this prospectus, except as provided by law.

                                USE OF PROCEEDS

    We estimate the net proceeds of this offering to be approximately $  .
million, based on an assumed offering price of $   per share, the mid-point of
the estimated price range set forth on the cover of this prospectus, after deducting the underwriting discount and the estimated expenses related to this offering which are payable by us. We intend to use approximately $ . million of the net proceeds to repay principal and accrued interest owing under our $
 .  million revolving credit facility expiring      , 200 , which bears interest
at the rate of %. We intend to use the remainder of the net proceeds of this offering (together with cash on hand, additional borrowings and capital stock) to fund acquisitions of complementary businesses and for working capital and general corporate purposes. We have no present commitments, agreements or understandings to acquire any business. We will not receive any proceeds from
the sale of the    shares to be sold by the selling stockholder. We may invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities or guaranteed obligations of the United States or its agencies.

                                DIVIDEND POLICY

    We currently intend to retain any earnings for the future operation and growth of our business. Accordingly, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our existing credit facility restricts our ability to issue cash dividends under certain circumstances. Any future dividends declared would be at the discretion of our board of directors and would depend, among other factors, upon our results of operations, financial condition and cash requirements and the terms of our credit facility and other financing agreements at the time such payment is considered.

                                CAPITALIZATION

    The following table sets forth our cash and cash equivalents and capitalization at September 30, 2001 on an actual and as adjusted basis. As adjusted figures assume the application of the net proceeds of this offering to us. You should read this table in conjunction with the consolidated financial statements and notes to the consolidated financial statements included elsewhere in this prospectus.

                                                      At September 30, 2001
                                                      ---------------------
                                                                    As
                                                       Actual   Adjusted(1)
                                                      --------  -----------
                                                         (In thousands)
     Cash and cash equivalents....................... $ 18,231      $
                                                      ========      ==
     Debt:
        Current portion of long-term debt............ $  2,769      $
        Total long-term debt, net of current portion.   66,668
                                                      --------      --
            Total debt...............................   69,437
                                                      --------      --
     Redeemable Class B common stock.................    1,462
     Stockholders' equity:
        Common stock.................................    1,200
        Additional paid-in capital...................    2,468
        Retained earnings............................   33,246
        Accumulated other comprehensive loss.........   (1,540)
        Deferred compensation........................      640
        Treasury stock...............................  (14,612)
                                                      --------      --
            Total stockholders' equity...............   21,402
                                                      --------      --
     Total capitalization............................ $ 92,301      $
                                                      ========      ==

--------
(1) The as adjusted balance sheet data as of September 30, 2001 gives effect to the following transactions:
   . We will reincorporate as a Delaware corporation by merging ManTech International Corporation, a New Jersey corporation, into ManTech International Corporation, a Delaware corporation. As of the effective date of the merger, each outstanding share of the New Jersey corporation's common stock will be exchanged for one share of the Delaware corporation's Class A common stock or Class B common stock; and
   .  We will effect a    -for-one stock split of the outstanding shares of
      Class A and Class B common stock of the Delaware corporation.

                                   DILUTION

    At September 30, 2001, we had net tangible book value of $ . million, or $
 . per share, after giving effect to the sale of    shares of Class A common
stock that we are offering at an assumed initial public offering price of $   .
 per share, the mid-point of the estimated price range set forth on the cover of this prospectus. This represents an immediate appreciation in net tangible book value of $ . per share to existing stockholders and an immediate dilution of net tangible book value of $ . per share to new investors. The following table illustrates the pro forma per share dilution and appreciation at September 30, 2001:

 . Initial public offering price per share......................................... $
 . Net tangible book value per share as of September 30, 2001...................... $
 . Appreciation per share attributable to new investors............................ $
 . Pro forma net tangible book value per share after giving effect to this offering $
 . Dilution per share to new investors............................................. $

    Net tangible book value per share of common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of Class A common stock after this offering from the public offering price per share. Appreciation per share to new investors would be $ . if the underwriters exercise in full their over-allotment option.

    The following table compares the public offering price of the shares of Class A common stock to the cost to our existing stockholders of shares of Class A and Class B common stock that they acquired within the past five years, or which they have the right to acquire under outstanding stock options.

                       Shares Purchased   Total Consideration
                      ------------------- -------------------
                                                               Average
                                                              Price Per
                      Number   Percent(1) Amount   Percent(2)   Share
                      -------  ---------- ------   ---------- ---------
Existing stockholders      (3)        %   $               %   $     (4)
New investors........                 %                   %         (5)
                      -------    ------   ------     ------   --------
   Total.............
                      =======    ======   ======     ======   ========

--------
(1) The number of shares purchased as a percent of the total number of shares of our common stock outstanding on September 30, 2001.
(2) The amount paid for the shares purchased as a percent of total price paid for the shares of our common stock in the past five years.
(3) Includes all shares of our common stock purchased in the last five years and assumes the exercise of all stock options outstanding as of September 30, 2001.
(4) Based on the weighted average exercise price of all stock options exercised during the last five years, as well as all stock options outstanding as of September 30, 2001.
(5) The mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus.

                            SELECTED FINANCIAL DATA

    The selected financial data presented below for the nine months ended September 30, 2001 and for each of the years in the five-year period ended December 31, 2000 is derived from our audited consolidated financial statements. The data for the nine months ended September 30, 2000 and the recent operating results for each of the most recent eight quarters is derived from our unaudited consolidated financial statements and includes all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations as of and for such periods. Interim financial results for any quarter and for the nine months ended September 30, 2000 and September 30, 2001 are not necessarily indicative of the results that may be expected for the full year. You should read the selected financial data presented below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                  Nine Months Ended
                                                            Year Ended December 31,                 September 30,
                                               ------------------------------------------------  ------------------
                                                 1996      1997      1998      1999      2000      2000      2001
                                               --------  --------  --------  --------  --------  --------  --------
                                                             (In thousands, except per share amounts)
Statement of Income Data:
Revenues...................................... $223,049  $286,051  $314,309  $353,924  $378,827  $280,970  $316,266
   Cost of services...........................  191,589   245,857   265,189   296,306   315,414   234,834   258,412
                                               --------  --------  --------  --------  --------  --------  --------
Gross profit..................................   31,460    40,194    49,120    57,618    63,413    46,136    57,854
                                               --------  --------  --------  --------  --------  --------  --------
Costs and expenses:
   General and administrative.................   23,141    27,509    33,389    39,175    41,545    30,993    33,166
   Depreciation and amortization..............    1,300     2,304     2,284     3,275     3,279     2,448     2,451
                                               --------  --------  --------  --------  --------  --------  --------
      Total costs and expenses................   24,441    29,813    35,673    42,450    44,824    33,441    35,617
                                               --------  --------  --------  --------  --------  --------  --------
Income from operations........................    7,019    10,381    13,447    15,168    18,589    12,695    22,237
Interest expense..............................    1,647     2,434     4,020     4,122     4,438     3,316     2,383
Loss from investment default..................       --        --     5,230        --        --        --        --
Other (income) expense, net...................     (326)   (1,925)     (940)   (1,253)    1,039       (73)   (1,386)
                                               --------  --------  --------  --------  --------  --------  --------
Income before provision for income taxes and
 minority interest............................    5,698     9,872     5,137    12,299    13,112     9,452    21,240
Provision for income taxes....................   (2,614)   (4,410)   (2,183)   (5,466)   (5,974)   (4,327)   (9,062)
Minority interest.............................       (7)      (24)      (33)      (37)      (13)      (12)      (18)
                                               --------  --------  --------  --------  --------  --------  --------
Income from continuing operations.............    3,077     5,438     2,921     6,796     7,125     5,113    12,160
(Loss) income from discontinued operations....   (1,039)      255    (1,268)   (2,727)   (4,667)   (3,124)   (6,533)
Loss on disposal of discontinued operations...      (93)       --        --        --      (719)     (719)   (5,890)
                                               --------  --------  --------  --------  --------  --------  --------
Net income (loss)............................. $  1,945  $  5,693  $  1,653  $  4,069  $  1,739  $  1,270  $   (263)
                                               ========  ========  ========  ========  ========  ========  ========
Income from continuing operations available to
 common stockholders.......................... $  1,947  $  4,189  $  2,838  $  6,796  $  7,125  $  5,113  $ 12,160
                                               ========  ========  ========  ========  ========  ========  ========
Basic earnings per share from continuing
 operations................................... $   1.67  $   3.60  $   2.46  $   5.98  $   6.29  $   4.53  $  10.68
                                               ========  ========  ========  ========  ========  ========  ========
Diluted earnings per share from continuing
 operations................................... $   1.64  $   3.54  $   2.43  $   5.93  $   6.24  $   4.49  $  10.59
                                               ========  ========  ========  ========  ========  ========  ========
Balance Sheet Data:
Cash and cash equivalents..................... $ 13,276  $ 17,318  $ 14,572  $ 19,571  $ 29,578  $ 11,366  $ 18,231
Working capital...............................   36,916    46,593    59,354    66,784    71,882    67,503    62,016
Total assets..................................  108,705   154,886   165,718   186,070   186,843   176,736   177,061
Long-term debt................................   37,642    49,135    66,377    72,005    73,000    69,075    66,668
Total stockholders' equity....................   12,506    16,832    15,516    19,548    21,794    21,433    21,402

                           RECENT OPERATING RESULTS

Quarterly Results of Operations

    Our results of operations, particularly our revenues, gross profit and cash flow, may vary significantly from quarter to quarter depending on a number of factors, including the progress of contract performance, revenues earned on contracts, the number of billable days in a quarter, the timing of customer orders and billing of other direct costs, the commencement and completion of contracts during any particular quarter, the timing of government contract awards, the term of each contract that we have been awarded and general economic conditions. For example, revenues in the first quarter of 2000 were lower than the fourth quarter of 1999 due to two fewer billable days in the first quarter, and the inclusion in the fourth quarter's revenues of a larger than usual amount of other direct costs incurred on our programs. Because a significant portion of our expenses, such as personnel and facilities costs, are fixed in the short term, successful contract performance and variation in the volume of activity, as well as in the number of contracts commenced or completed during any quarter may cause significant variations in operating results from quarter to quarter.

    The federal government's fiscal year ends September 30. If a budget for the next fiscal year has not been approved by that date, our customers may have to suspend engagements that we are working on until a budget has been approved. Such suspensions may cause us to realize lower revenues in the fourth quarter of the year. Further, a change in Presidential administrations or in senior government officials may negatively affect the rate at which the federal government purchases technology.

    As a result of the factors above, period-to-period comparisons of our revenues and operating results may not be meaningful. You should not rely on these comparisons as indicators of future performance as no assurances can be given that quarterly results will not fluctuate, causing a material adverse effect on our operating results and financial condition.

                                                                        Quarters Ended
                                         --------------------------------------------------------------------------
                                         Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31,  June 30,  Sept. 30,
                                           1999     2000     2000     2000      2000     2001      2001      2001
                                         -------- -------- -------- --------- -------- --------  --------  ---------
                                                                        (In thousands)
Statement of Income Data:
Revenues................................ $94,953  $91,320  $93,485   $96,165  $97,857  $105,081  $105,627  $105,558
   Cost of services.....................  80,642   75,717   78,558    80,559   80,580    86,433    86,623    85,356
                                         -------  -------  -------   -------  -------  --------  --------  --------
Gross profit............................  14,311   15,603   14,927    15,606   17,277    18,648    19,004    20,202
                                         -------  -------  -------   -------  -------  --------  --------  --------
Costs and expenses:
   General and administrative...........  10,937   10,431   10,076    10,486   10,552    10,436    11,258    11,472
   Depreciation and amortization........     786      824      828       796      831       826       827       798
                                         -------  -------  -------   -------  -------  --------  --------  --------
      Total costs and expenses..........  11,723   11,255   10,904    11,282   11,383    11,262    12,085    12,270
                                         -------  -------  -------   -------  -------  --------  --------  --------
Income from operations..................   2,588    4,348    4,023     4,324    5,894     7,386     6,919     7,933
Interest expense........................   1,057    1,027    1,082     1,207    1,122       807       771       805
Loss from investment default............      --       --       --        --       --        --        --        --
Other (income) expense, net.............    (585)    (246)     141        32    1,112      (443)     (749)     (194)
                                         -------  -------  -------   -------  -------  --------  --------  --------
Income before provision for income taxes
 and minority interest..................   2,116    3,567    2,800     3,085    3,660     7,022     6,897     7,321
Provision for income taxes..............    (930)  (1,617)  (1,314)   (1,396)  (1,647)   (3,006)   (2,953)   (3,103)
Minority interest.......................     (12)      (7)      --        (5)      (1)       (7)       (7)       (4)
                                         -------  -------  -------   -------  -------  --------  --------  --------
Income from continuing operations.......   1,174    1,943    1,486     1,684    2,012     4,009     3,937     4,214
Loss from discontinued operations.......    (603)    (886)  (1,394)     (844)  (1,543)   (2,361)   (1,907)   (2,265)
Loss on disposal of discontinued
 operations.............................      --       --       --      (719)      --        --        --    (5,890)
                                         -------  -------  -------   -------  -------  --------  --------  --------
Net income (loss)....................... $   571  $ 1,057  $    92   $   121  $   469  $  1,648  $  2,030  $ (3,941)
                                         =======  =======  =======   =======  =======  ========  ========  ========
As a Percentage of Revenues:
Revenues................................   100.0%   100.0%   100.0%    100.0%   100.0%    100.0%    100.0%    100.0%
   Cost of services.....................    84.9     82.9     84.0      83.8     82.3      82.3      82.0      80.9
                                         -------  -------  -------   -------  -------  --------  --------  --------
Gross profit............................    15.1     17.1     16.0      16.2     17.7      17.7      18.0      19.1
                                         -------  -------  -------   -------  -------  --------  --------  --------
Costs and expenses:
   General and administrative...........    11.5     11.4     10.8      10.9     10.8       9.9      10.7      10.9
   Depreciation and amortization........     0.8      0.9      0.9       0.8      0.8       0.8       0.8       0.8
                                         -------  -------  -------   -------  -------  --------  --------  --------
      Total costs and expenses..........    12.3     12.3     11.7      11.7     11.6      10.7      11.5      11.7
                                         -------  -------  -------   -------  -------  --------  --------  --------
Income from operations..................     2.8      4.8      4.3       4.5      6.1       7.0       6.5       7.4
Interest expense........................     1.1      1.1      1.2       1.3      1.1       0.8       0.7       0.8
Loss from investment default............      --       --       --        --       --        --        --        --
Other (income) expense, net.............    (0.6)    (0.3)     0.2       0.0      1.1      (0.4)     (0.7)     (0.2)
                                         -------  -------  -------   -------  -------  --------  --------  --------
Income before provision for income taxes
 and minority interest..................     2.3      4.0      2.9       3.2      3.9       6.6       6.5       6.8
Provision for income taxes..............    (1.0)    (1.8)    (1.4)     (1.5)    (1.7)     (2.9)     (2.8)     (2.9)
Minority interest.......................    (0.0)    (0.0)    (0.0)     (0.0)    (0.0)     (0.0)     (0.0)     (0.0)
                                         -------  -------  -------   -------  -------  --------  --------  --------
Income from continuing operations.......     1.3      2.2      1.5       1.7      2.2       3.7       3.7       3.9
Loss from discontinued operations.......    (0.6)    (1.0)    (1.5)     (0.9)    (1.6)     (2.2)     (1.8)     (2.1)
Loss on disposal of discontinued
 operations.............................      --       --       --      (0.7)      --        --        --      (5.6)
                                         -------  -------  -------   -------  -------  --------  --------  --------
Net income (loss).......................     0.7%     1.2%     0.0%      0.1%     0.6%      1.5%      1.9%     (3.8%)
                                         =======  =======  =======   =======  =======  ========  ========  ========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding some of the risks and uncertainties that affect our business and the industry in which we operate and that apply to an investment in our Class A common stock, please see "Risk Factors." This discussion addresses only our continuing operations, except in the discussion under the heading, "Discontinued Operations." For more information on our discontinued operations, please see "Recent Developments--Discontinued Operations" and note 15 to our consolidated financial statements.

Overview

    We deliver a broad array of information technology and technical services solutions to U.S. federal government customers, focusing primarily on critical national defense programs for the intelligence community and Department of Defense. We design, develop, procure, implement, operate, test and maintain mission-critical, enterprise information technology and communication systems and intelligence processing infrastructures for our federal government customers. We also provide solutions to federal government civilian agencies, as well as to state and local governments and commercial customers.

    A substantial portion of our revenues are derived from contracts with the federal government. For the nine months ended September 30, 2001 and the year ended December 31, 2000, 95.8% and 96.1%, respectively, of our revenues were derived, either as a prime or a subcontractor, from contracts with the federal government. For the nine months ended September 30, 2001 and 2000, we derived 84.1% and 83.3%, respectively, of our revenues from contracts with our customers in the intelligence community and Department of Defense.

    Our revenues consist primarily of payments for the work of our employees and, to a lesser extent, the pass-through of costs for material and subcontract efforts under contracts with our customers. We enter into three types of federal government contracts: cost-plus, time-and-materials and fixed-price. Under cost-plus contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses. We assume financial risk on time-and-material contracts because we assume the risk of performing those contracts at negotiated hourly rates. Under fixed-price contracts, we perform specific tasks for a fixed price. Compared to cost-plus contracts, fixed-price contracts generally offer higher margin opportunities but involve greater financial risk because we bear the impact of cost overruns and receive the benefit of cost savings. For the nine months ended September 30, 2001, we derived approximately 36.3%, 35.6% and 28.1% of our revenues from cost-plus, time-and-materials and fixed-price contracts, respectively. For the year ended December 31, 2000, we derived approximately 39.7%, 34.6% and 25.7% of our revenues from cost-plus, time-and-materials and fixed-price contracts, respectively.

    We recognize revenues under cost-plus contracts as our costs are incurred and we include an estimate of applicable fees earned. We recognize revenues under time-and-materials contracts by multiplying the number of direct labor-hours expended in the performance of the contract by the contract billing rates and adding other billable direct costs. For contracts that include performance-based incentives, we recognize the incentives when we can reasonably demonstrate satisfaction of the performance goal or when the incentive has been awarded. We recognize revenues under fixed-price contracts using the percentage of completion method, which involves a periodic assessment of costs incurred to date in relation to the estimated total costs at completion, or upon the delivery of specific products or services. We record the cumulative effects of any revisions to our estimated total costs and revenues in the period in which the facts requiring revisions become known. If we anticipate a loss on a contract, we provide for the full amount of the anticipated loss at the time of that determination.

    Our most significant expense is our cost of services, which consists primarily of direct labor costs for program personnel and direct expenses incurred to complete contracts, including cost of materials and subcontract efforts. Our ability to accurately predict personnel requirements, salaries and other costs, as well as to manage personnel levels and successfully redeploy personnel, can have a significant impact on our cost of services. General and administrative expenses consist primarily of costs associated with our management, finance and administrative groups; personnel training; sales and marketing expenses which include bid and proposal efforts; and certain occupancy, travel and other corporate costs.

Results of Operations

    The following table sets forth, for each period indicated, the percentage of items in the consolidated statement of operations in relation to revenues.

                                                                                     Nine Months
                                                                    Year Ended          Ended
                                                                   December 31,     September 30,
                                                               -------------------  ------------
                                                               1998   1999   2000   2000   2001
                                                               -----  -----  -----  -----  -----
Revenues...................................................... 100.0% 100.0% 100.0% 100.0% 100.0%
   Cost of services...........................................  84.4   83.7   83.3   83.6   81.7
                                                               -----  -----  -----  -----  -----
Gross profit..................................................  15.6   16.3   16.7   16.4   18.3
                                                               -----  -----  -----  -----  -----
Costs and expenses:
   General and administrative.................................  10.6   11.1   11.0   11.0   10.5
   Depreciation and amortization..............................   0.7    0.9    0.9    0.9    0.8
                                                               -----  -----  -----  -----  -----
       Total costs and expenses...............................  11.3   12.0   11.9   11.9   11.3
                                                               -----  -----  -----  -----  -----
Income from operations........................................   4.3    4.3    4.8    4.5    7.0
Interest expense..............................................   1.3    1.2    1.2    1.2    0.8
Loss from investment default..................................   1.7     --     --     --     --
Other (income) expense, net...................................  (0.3)  (0.4)   0.3   (0.0)  (0.4)
                                                               -----  -----  -----  -----  -----
Income before provision for income taxes and minority interest   1.6    3.5    3.3    3.3    6.6
Provision for income taxes....................................  (0.7)  (1.5)  (1.6)  (1.5)  (2.9)
Minority interest.............................................  (0.0)  (0.0)  (0.0)  (0.0)  (0.0)
                                                               -----  -----  -----  -----  -----
Income from continuing operations.............................   0.9    2.0    1.7    1.8    3.7
Loss from discontinued operations.............................  (0.4)  (0.8)  (1.2)  (1.1)  (2.1)
Loss on disposal of discontinued operations...................    --     --   (0.2)  (0.3)  (1.9)
                                                               -----  -----  -----  -----  -----
Net income (loss).............................................   0.5%   1.2%   0.3%   0.4%  (0.3)%
                                                               =====  =====  =====  =====  =====

    The following table sets forth, for each period indicated, the percentage of our revenues derived from each of our major types of customers.

                                                           Nine Months
                                          Year Ended          Ended
                                         December 31,     September 30,
                                     -------------------  ------------
                                     1998   1999   2000   2000   2001
                                     -----  -----  -----  -----  -----
Intelligence / Department of Defense  82.9%  81.7%  83.6%  83.3%  84.1%
Federal Civilian Agencies...........  14.2   14.3   12.5   12.8   11.7
Commercial / State / Local..........   2.9    4.0    3.9    3.9    4.2
                                     -----  -----  -----  -----  -----
   Total............................ 100.0% 100.0% 100.0% 100.0% 100.0%
                                     =====  =====  =====  =====  =====

Nine Months Ended September 30, 2001 Compared to the Nine Months Ended September 30, 2000

    Revenues. Revenues increased 12.6% to $316.3 million for the nine months ended September 30, 2001, compared to $281.0 million for the period in 2000. This increase is attributable primarily to additional work under contracts that were in existence during the corresponding period of the prior year. Additional work from the Department of State and the Army for secure systems and infrastructure solutions, the Defense Security Service for information technology solutions and from the Marine Corps for systems engineering solutions contributed significantly to the increased revenues. We derived approximately 31.1% of our revenues for the nine months ended September 30, 2001 from work under GSA schedule contracts, compared with approximately 29.8% for 2000. We derived approximately 8.4% of our revenues for the nine months ended September 30, 2001 from contracts in which we acted as a subcontractor, compared with approximately 7.8% for 2000.

    Cost of services. Cost of services increased 10.0% to $258.4 million for the nine months ended September 30, 2001, compared to $234.8 million for 2000. As a percentage of revenues, cost of services decreased from 83.6% to 81.7%. Direct labor costs increased by 6.0%, while other direct costs increased by 18.2% over 2000. Material and subcontract costs increased 18.2% to $108.6 million for the nine months ended September 30, 2001, compared to $91.9 million for 2000. The increase arose primarily from our secure systems and infrastructure solutions work and, to a lesser degree, our Defense Security Service information technology work.

    Gross profit. Gross profit increased 25.4% to $57.9 million for the nine months ended September 30, 2001, compared to $46.1 million for 2000. Gross profit margin increased to 18.3% for the nine months ended September 30, 2001, compared to 16.4% for 2000. The increase resulted from higher margins on new secure systems and infrastructure and information technology tasks, in conjunction with our improved realization of cost efficiencies, as a greater percentage of our work is performed under GSA schedule contracts.

    General and administrative. General and administrative expenses increased 7.0% to $33.2 million for the nine months ended September 30, 2001, compared to $31.0 million for 2000 for additional management personnel and infrastructure to support the growth of our business. As a percentage of revenues, general and administrative expenses declined 0.5% over the comparable period during the prior year as a result of operating efficiencies, such as our improved monitoring of costs.

    Depreciation and amortization. Depreciation and amortization expense has remained relatively constant for the nine months ended September 30, 2001 and 2000, because we have not acquired any companies or made any significant purchases of fixed assets during the periods.

    Income from operations. Income from operations increased 75.2% to $22.2 million for the nine months ended September 30, 2001, compared with $12.7 million for 2000. The increase was primarily a result of the increase in revenues relative to the cost of services discussed above. Another contributing factor was the improvement in other income that was driven by our receipt of $500,000 from our agreement to discontinue a subcontract.

    Income from continuing operations. Income increased 137.8% to $12.2 million for the nine months ended September 30, 2001, compared to $5.1 million for 2000. The increase resulted from higher operating income, an increase in other income, reduced interest expense and a lower effective tax rate. Other income increases are primarily attributable to our equity investment in an affiliate which incurred losses in 2000, but has been profitable in 2001. Interest expense for the period decreased by 28.1% from the nine months ended September 30, 2000 as a result of a $4.0 million reduction in our average balance under our line of credit and from lower interest rates. Our effective tax rate for the nine months ended September 30, 2001 was 42.7%, compared to 45.8% for 2000, due to a relative decrease in non-deductible expenses.

Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

    Revenues. Revenues increased 7.0% to $378.8 million for the year ended December 31, 2000, compared to $353.9 million for 1999. This increase was attributable primarily to additional work under contracts that were in existence during the prior year. Additional work from the Department of State and the Army for secure systems and infrastructure solutions and from the Marine Corps for systems engineering solutions contributed significantly to the increased revenues, offset in part by declines in work under an Army information technology solutions contract. We derived approximately 29.8% of our revenues for 2000 from work under GSA schedule contracts, compared with approximately 20.3% for 1999. We derived approximately 7.8% of our revenues for 2000 from contracts in which we acted as a subcontractor, compared with approximately 6.8% for 1999.

    Cost of services. Cost of services increased 6.4% to $315.4 million for 2000, compared to $296.3 million for 1999. As a percentage of revenues, cost of services decreased from 83.7% to 83.3%. Direct labor costs increased by 5.9%, while other direct costs increased by 8.2% over 1999. Material and subcontract costs increased 8.2% to $127.2 million in 2000, compared to $117.6 million in 1999, as a result of costs primarily associated with increased secure systems and infrastructure solutions.

    Gross profit. Gross profit increased 10.1% to $63.4 million for 2000, compared to $57.6 million for 1999. Gross profit margin increased to 16.7% for 2000, compared to 16.3% for 1999. This increase resulted from our improved realization of cost efficiencies as a greater percentage of our work was performed under GSA schedule contracts.

    General and administrative. General and administrative expenses increased 6.0% to $41.5 million for 2000, compared to $39.2 million for 1999, as our expenses grew in line with the growth of our business. As a percentage of revenues, general and administrative expenses declined 0.1%.

    Depreciation and amortization. Depreciation and amortization expense remained relatively constant for 2000 and 1999, because we did not acquire any companies in 2000 or make any significant purchases of fixed assets during the year. There were no significant purchases of fixed assets during the year, primarily due to the fact that we began leasing the majority of our computer equipment under three-year leases in the first quarter of 1999.

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    Income from operations. Income from operations increased 22.6% to $18.6 million for 2000, compared to $15.2 million for 1999. The increase was primarily a result of the increase in revenues relative to the cost of services discussed above, offset by increased general and administrative expenses.

    Income from continuing operations. Income increased 4.8% to $7.1 million for 2000, compared to $6.8 million for 1999. The increase resulted from higher operating income, offset by higher interest expense, a reduction in other income and a higher effective tax rate. While the average debt balance remained fairly constant year over year, interest expense for the year increased by $0.3 million from the prior year as a result of increasing interest rates. Other income declined by $2.3 million in 2000 compared to 1999 as a result of reduced earnings from an equity investment and a non-recurring $0.4 million gain recorded in 1999 upon our sale of a building. Our effective tax rate for 2000 was 45.6%, compared to 44.4% for 1999, due to a relative increase in non-deductible expenses.

Year Ended December 31, 1999 Compared to the Year Ended December 31, 1998

    Revenues. Revenues increased 12.6% to $353.9 million for the year ended December 31, 1999, compared to $314.3 million for 1998. This increase is attributable primarily to contracts with the Department of State and other intelligence agency contracts for secure systems and infrastructure solutions, which were awarded in 1999. We also had approximately $7.4 million in additional revenues, which resulted from our January 1999 acquisition of Advanced Development Group, Inc., most of which consists of information technology work for the Army. The balance of the increase is attributable to additional work under contracts that were in existence during the prior year, including work from several intelligence agency customers and from the Marine Corps for systems engineering solutions. We derived approximately 20.3% of our revenues for 1999 from work under GSA schedule contracts, compared with approximately 10.4% for 1998. We derived approximately 6.8% of our revenues for 1999 from contracts in which we acted as a subcontractor, compared with approximately 6.2% for 1998.

    Cost of services. Cost of services increased 11.7% to $296.3 million for 1999, compared to $265.2 million for 1998. As a percentage of revenues, cost of services decreased from 84.4% to 83.7%. Direct labor costs increased by 14.6% as a result of additional staff hired to support new and expanded contract work as well as the addition of staff from Advanced Development Group. Other direct costs increased by 7.6% over the comparable period in 1998. Material and subcontract costs increased 7.6% to $117.6 million for 1999, compared to $109.2 million for 1998.

    Gross profit. Gross profit increased 17.3% to $57.6 million for 1999, compared to $49.1 million for 1998. Gross profit margin increased to 16.3% for 1999, compared to 15.6% for 1998. This increase resulted from improved margins as a result of reduced reliance on subcontractors and additional services provided under new GSA schedule contracts.

    General and administrative. General and administrative expenses increased 17.3% to $39.2 million for 1999, compared to $33.4 million for 1998. As a percentage of revenues, general and administrative expenses increased 0.5% over the prior year, primarily as a result of increased infrastructure requirements, including expenses associated with our management and marketing of our new GSA schedule contracts.

    Depreciation and amortization. Depreciation and amortization expense increased 43.4% to $3.3 million for 1999 compared to $2.3 million for 1998. The increase resulted from amortization of purchased contract costs and noncompete agreements associated with our acquisition of Advanced

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Development Group and, to a lesser extent, amortization of capitalized software development costs. There were no significant purchases of fixed assets during 1999, primarily due to the fact that we began leasing the majority of our computer equipment under three-year leases in the first quarter of 1999.

    Income from operations. Income from operations increased 12.8% to $15.2 million for 1999, compared to $13.4 million in 1998. The increase was primarily a result of the increase in revenues relative to the cost of services discussed above, offset by increased general and administrative expenses.

    Income from continuing operations. Income increased 132.7% to $6.8 million for 1999, compared to $2.9 million for 1998. The increase resulted from higher operating income and higher other income, offset by a higher effective tax rate. Other income rose during the period by $0.4 million as a result of a gain posted on the sale of a building. Interest expense for 1999 increased by $0.1 million from an increase of $0.9 million in the average debt balance. Our effective tax rate for 1999 was 44.4%, compared to 42.5% for 1998, due to a relative increase in non-deductible expenses. In addition, income from continuing operations in 1998 was affected by a $5.2 million non-recurring charge that resulted from Global Intellicom defaulting on notes it had issued to us in 1996 in connection with Global Intellicom's 1996 purchase of our custom computer hardware business.

Liquidity and Capital Resources

    Our primary source of liquidity is cash provided by operations and our revolving credit and term-loan facility. We fund our operations primarily through cash provided by operating activities. Cash provided by continuing operations was $12.5 million for the nine months ended September 30, 2001, an increase of $11.3 million from the prior year period. The primary reason for this increase was a $7.0 million increase in income from continuing operations and increases in salary-related accruals and decreases in prepaid and other assets offset by increased contract receivables and decreased advanced billings and accounts payable and other accruals.

    Cash provided by operating activities of continuing operations for 2000, 1999 and 1998 was $19.9 million, $9.4 million and $7.9 million, respectively. In 2000, cash provided by operating activities was generated primarily from income from continuing operations of $7.1 million, a decrease in contract receivables as a result of greater efforts to monitor and collect these amounts, an increase in advanced billings and an increase in salary-related accruals, offset by increases in prepaid expenses and other assets and decreases in accounts payable and accrued expenses. In 1999, cash flow was principally due to income from continuing operations of $6.8 million, increases in accounts payable and accrued expenses and decreases in prepaid expenses and other assets, offset by a significant increase in contract receivables resulting from growth in our contract base. In 1998, cash was generated by income from continuing operations of $2.9 million plus the non-cash investment default of $5.2 million offset by increased contract receivables and decreased advanced billings.

    Cash used in investing activities of continuing operations was $5.6 million for the nine months ended September 30, 2001, compared to $2.1 million for the prior nine month period. Investment activities included extending loans to an affiliate, purchase of property and equipment and investments in intellectual property. Cash used in investing activities for 2000, 1999 and 1998 was $4.2 million, $2.6 million and $5.0 million, respectively. Financing activities have primarily consisted of investments in intellectual property, acquisitions of businesses, investments and loans to affiliates and purchase of property and equipment.

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    Cash used in financing activities of continuing operations was $7.7 million for the nine months ended September 30, 2001, compared to $3.8 million for the nine months ended September 30, 2000. The net cash used during 2001 and 2000 is primarily the result of reduction in debt.

    Cash used in financing activities of continuing operations was $0.0 million for 2000. Cash provided by financing activities of continuing operations was $2.0 million for 1999 and $1.3 million for 1998. Debt repayments and borrowings produced no significant cash impact in 2000. Borrowings under our line of credit exceeded repayments of other debt items by $2.0 million in 1999. In 1998, we undertook $8.0 million in subordinated debt in order to finance the redemption of $8.0 million in preferred stock. We also redeemed $2.9 million in common stock from a former employee. This was financed through borrowings under our line of credit.

    In November 1998, we executed a Business Loan and Security Agreement with Mellon Bank N.A., First Union Commercial Corporation and PNC Bank N.A. which consists of a $60.0 million revolving credit facility and a $16.0 million term loan, as modified in October 2000. Under the revolving portion of the agreement, we may borrow the lesser of defined percentages of receivables or $60.0 million. Under the term-loan portion of the agreement, the principal balance is payable in consecutive quarterly installments of $0.8 million on the last business day of each quarter with a final payment of $6.4 million due upon the expiration of the agreement on December 31, 2001. Borrowings under the agreement are collateralized by our eligible contract receivables, inventory and certain property and equipment and bear interest at the agreed-upon London Interbank Offering Rate (LIBOR) plus 2.25% for the first $25.0 million outstanding, at LIBOR plus 2.75% for the $7.2 million associated with the term loan, at LIBOR plus 2.03125% for European currency loans of $1.0 million and at the bank's prime rate plus 1.00% for outstanding amounts greater than $33.2 million. The aggregate weighted average interest rate for the nine months ended September 30, 2001 was 8.49%. At September 30, 2001, we had $60.3 million in borrowings outstanding under the Agreement. On November 13, 2001, we executed a commitment letter with Mellon Bank N.A., PNC Bank N.A., Branch Banking and Trust Company, and Chevy Chase Bank, F.S.B. to refinance and replace the agreement. The Commitment provides for a $65.0 million revolving credit facility and a $6.4 million term loan. Under the term-loan portion of the Commitment, the principal balance is payable in consecutive quarterly installments of $0.5 million on the last business day of each quarter commencing with the last business day of December 2001. It is anticipated that the Commitment will be replaced with a formal lending agreement prior to December 31, 2001.

    In January 1998, we executed a seven-year Subordinated Credit Agreement with First Source Financial LLP for $8.0 million to finance the redemption of preferred stock. The principal balance is payable in eight consecutive quarterly installments of $0.9 million on the first business day of each quarter commencing with the first business day of January 2003. A ninth and final payment is due on the last day of December 2004.

    We believe the capital resources available to us under our credit agreements and cash from our operations are adequate to fund our ongoing operations and to support the internal growth we expect to achieve for at least the next 12 months. We anticipate financing our external growth from acquisitions as well as our longer-term internal growth through one or a combination of the following: cash from operations; additional borrowing; issuance of equity; use of the existing revolver facility; or a refinancing of our credit facilities.

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Discontinued Operations

    Prompted by the prospect in the early 1990s of stable or declining federal government spending on defense programs as a result of the end of the Cold War, we made a number of investments in businesses operating primarily in non-governmental markets in the United States and internationally. Our investment in commercial and international business ventures contributed to our expertise with leading-edge information technology and technical services solutions. As a result of the favorable outlook for government technology service providers and the slowdown in the commercial information technology market, we determined in January 2001 to refocus our business strategy on our core competencies and business operations in the U.S. federal government market. In September 2001, we decided to exit certain lines of business involving foreign operations or operations that primarily serve commercial customers. We have decided to dispose of or discontinue our Australian-based software solutions consulting business, our United Kingdom-based bank remittance processing business, our China-based consulting business, our U.S.-based environmental consulting and remediation business and our U.S.-based application-hosting business. These lines of business have been classified as discontinued operations in our consolidated financial statements. Based on independent valuations, market comparable information and interest expressed in these businesses, we have estimated the likely net gains and losses to income expected from these businesses through the estimated date of disposal. In accordance with Accounting Principles Board Opinion No. 30, Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business and Extraordinary Unusual and Infrequently Occuring Events and Transactions, we have recorded all current and expected future losses and deferred all gains expected to be realized upon disposal of the respective entities.

Quantitative and Qualitative Disclosures About Market Risk

    Our exposure to market risk relates to changes in interest rates for borrowings under our senior term loan and our revolving credit facility. These borrowings bear interest at variable rates. We also have an unsecured note that bears interest at a fixed rate. Based on our senior term loan and our revolving credit facility borrowings during 2000, a hypothetical 10% increase in interest rates would have increased our annual interest expense by approximately $0.5 million and would have decreased our annual cash flow from operations by approximately $0.5 million.

    In November 2000, we entered into an interest swap agreement in order to reduce our exposure associated with the market volatility of interest rates. This agreement has a notional amount of $25 million and as of September 30, 2001, had a rate of 6.53%, based on underlying debt carrying LIBOR based interest plus 2.25%, and is settled on a monthly basis. The term of the swap agreement is four years, cancelable after the third year at the issuer's option.

Accounting Pronouncements

    In June 2001, the FASB issued SFAS No. 141, Business Combinations (SFAS No.
141). SFAS No. 141 requires that all business combinations be accounted for by a single method--the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. We do not expect the adoption of the provisions of SFAS No. 141 to have an impact on our consolidated financial position or results of operations.

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    In June 2001, the Financial Accounting Standards Board (FASB) issued
Statement No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 142 requires that, upon its adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS No. 121). SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. We have not yet completed our analysis of this new pronouncement and the impact it will have on the consolidated financial statements.

    In July 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement cost would be capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. We have not determined the effect that this statement will have on our consolidated financial position or results of operations.

    In October 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), that replaces SFAS No. 121. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. We have not yet completed our analysis of this new pronouncement and the impact it will have on the consolidated financial statements.

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                                   BUSINESS

Overview

    ManTech International Corporation delivers a broad array of information technology and technical services solutions to U.S. federal government customers, focusing primarily on critical national defense programs for the intelligence community and Department of Defense. We design, develop, procure, implement, operate, test and maintain mission-critical, enterprise information technology and communication systems and intelligence processing infrastructures for our federal government customers. More than 1,700 of our nearly 3,500 employees hold government security clearances, including over 600 with access to Sensitive Compartmented Information allowing us to work with our customers in highly classified environments and at front-line deployments in the United States and 28 countries globally.

    We were founded in 1968 and have exhibited strong growth and profitability since 1980 largely as a result of successful long-standing relationships with our customers, having supported many of them for 15 to 30 years. For both the year ended December 31, 2000 and the nine months ended September 30, 2001, approximately 84.0% of our revenues were derived from our customers in the intelligence community and Department of Defense. These customers include the Office of the Secretary of Defense; the Department of State; various intelligence agencies; the U.S. Army, Navy, Air Force and Marine Corps; and joint military commands. We also provide solutions to federal government civilian agencies, including NASA, EPA and the Departments of Justice, Commerce and Energy, as well as to state and local governments and commercial customers.

Industry Background

    The federal government is the largest purchaser of information technology and technical services solutions. Federal government spending on information technology and technical services has consistently increased in each year since 1980. This trend is expected to continue, with federal government spending expected to increase from $36.4 billion in 2001 to $60.3 billion in 2006, a compound annual growth rate of 10.6%. We believe that government spending will continue to increase due to several trends:

    Increasing U.S. Department of Defense budgets. The Department of Defense is the largest purchaser of information technology and technical services in the federal government. The federal government is projected to increase spending on defense-related programs from $291.0 billion in 2001 to $400.0 billion in 2003, a compound annual growth rate of 17.2%. Within this expanding market, there are several notable trends affecting information technology and technical services providers:

   . Command, Control, Communication, Computers and Intelligence (C4I). According to Frost & Sullivan, the federal government spends approximately $11.3 billion annually on advanced systems and communications for C4I-related activities. We believe that spending on advanced command and control architectures will increase as the Department of Defense seeks to use information technology to increase combat power, improve battle management and enhance communications and systems interoperability.

   . Intelligence Spending. The U.S. intelligence community is comprised of 13 federal agencies and organizations responsible for the collection, analysis and dissemination of strategic and tactical intelligence information. Information on the intelligence community is available from the government's website at www.odci.gov/ic. The budget for the intelligence community is

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      coordinated under the Director of Central Intelligence and the Secretary of Defense. The intelligence community budget has traditionally been classified for national security reasons, but figures released to the public for the fiscal years 1997 and 1998 indicated annual budgets in excess of $26.0 billion. While budget numbers for subsequent years have not been released, the proposed federal budget increase of $40.0 billion in emergency funding approved in the aftermath of September 11, 2001, designates new funding for the intelligence community and Department of Defense to address uniform critical infrastructure protection and information assurance.

   . Homeland Defense Programs. The Pentagon has stated that the military's most urgent priority is to defend the United States from external attack, including cyber-assaults and bioterrorism. To accomplish this mission, we believe the federal government will rely heavily on cooperative and coordinated information systems, technologies and technical services. According to the Government Electronics and Information Technology Association, federal spending on information assurance initiatives is expected to increase from $2.7 billion in 2000 to $6.7 billion in 2005, a compound annual growth rate of approximately 19.9%.

    Increasing adoption of commercialized procurement methods in the federal government. Recent changes in procurement legislation have incorporated commercial buying techniques into the government's source selection process. These changes have resulted in reduced supplier selection time and have facilitated "best value" contracting, which considers qualitative selection criteria, such as past performance and technical approach. Other changes allow government technology service providers to attain pre-approved status and gain the opportunity to market their services to federal government customers through contracts with established pricing metrics, such as GSA schedule contracts. These contracts enable government agencies to transition from cost-plus contracts to time-and-materials and fixed-price contracts, which promotes increased efficiencies for federal government customers by incentivizing technology service providers to reduce costs.

    Increasing reliance on technology service providers. Market researchers estimate that the federal government information technology outsourcing budget will grow from approximately $6.3 billion in 2001 to approximately $13.2 billion in 2006, a compound annual growth rate of approximately 15.9%, due to the government's need for cost-effective technologies and efficient services. The trend towards use of technology service providers is expected to accelerate in light of staffing challenges facing the government. The National Academy of Public Administrators estimates that approximately 50.0% of the federal government information technology workforce will be eligible to retire by 2006 and that there will be a shortage of technically skilled replacements. Given the difficulty the federal government has experienced in hiring and retaining skilled technology personnel in recent years, we believe the federal government will need to rely heavily on technology service providers that have experience with government legacy systems, can sustain mission-critical operations and have the required government security clearances to deploy qualified personnel in classified environments.

    Increasing focus on modernizing information technology and communication infrastructures. Traditionally, the federal government has relied on proprietary legacy systems that were developed with programming and computer standards unique to the government. These legacy systems often are expensive to maintain, lack scalability and are incompatible with current technologies. Nevertheless, the government has a significant amount of money and resources invested in these legacy systems, many of which serve mission-critical functions where even a minor failure can lead to substantial

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losses, including potential loss of life. The government therefore requires technology service providers with domain expertise who can successfully integrate and transition proprietary legacy systems to modern technologies.

Requirements for Government Technology Service Providers

    We believe that government technology service providers face significant challenges when providing services to the intelligence community and Department of Defense. We believe they must:

   .  Provide and support comprehensive technology-based solutions;

   . Demonstrate expertise in sustaining proprietary government legacy systems to maintain mission-critical functionality, while integrating or replacing them with modern systems and applications;

   . Comply with strict personnel and facility security clearance requirements for classified programs;

   . Demonstrate domain expertise, a record of past performance and the ability to successfully manage large and complex programs; and

   . Have a strong management team with practical experience in managing programs for the intelligence community and Department of Defense.

ManTech's Competitive Advantages

    We believe we are well positioned to address the requirements of our customers in the intelligence community and Department of Defense because we possess the following key competitive advantages:

    Comprehensive technology solutions provider. We offer comprehensive systems life-cycle support, through which we design, develop, procure, implement, operate, test and maintain sophisticated communication and information technology systems and infrastructures. Our ability to provide this broad array of capabilities affords us opportunities to expand our business with existing customers and to develop relationships with new customers. By offering domain expertise in customers' systems and infrastructures, we are able to identify, develop, implement and deploy solutions to support our customers' mission-critical and enterprise systems.

    Extensive experience with government legacy systems. Our expertise with legacy systems migration, integration, optimization and maintenance enables us to sustain, modernize, maximize and protect our government customers' investments in systems and infrastructures. For over 30 years, we have worked with a variety of legacy information technology systems and programming languages that are proprietary to our customers in the intelligence community and Department of Defense, and we have gained extensive domain expertise through our on-site presence at government facilities. With this background, we can transition a customer's legacy systems to, or integrate them with, new commercial technologies and web-enabled customized applications, enhancing the interoperability and accessibility of critical enterprise data.

    Employees with security clearances. We are able to satisfy the strict security clearance requirements for personnel who work on classified programs for the intelligence community and Department of Defense. More than 1,700 of our approximately 3,500 employees have government security clearances. Approximately 1,100 of these employees hold Top Secret security clearances,

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including more than 600 employees who have access to Sensitive Compartmented
Information. These employees have already completed the lengthy process necessary to obtain a security clearance, which requires a candidate to be sponsored by the government for a particular purpose, entails extensive background investigations that typically take between six months to a year and, for restricted access clearance, may require successful completion of polygraph testing. We also maintain facility clearances as required to support classified programs.

    Proven track record of providing services to the federal government. We have a successful track record of fulfilling our customer needs as demonstrated by our long-term relationships with many of our largest customers. We have supported technical services programs for the Navy for over 30 years, intelligence activities for the Army for over 20 years and security programs for the Department of State for over 15 years. For example, since 1981 we have provided services under five successive competitively awarded contracts in support of the Naval Aviation Logistics Command Management Information System.

    Experienced management team. Our executives and advisory board members provide us extensive experience supporting the intelligence community and Department of Defense. Many of our executives and advisory board members have long tenures in the government marketplace, and several are former senior military officers or intelligence agency executives. With their knowledge, valued relationships and reputations, our management plays a key role in building and sustaining our customer base.

ManTech's Growth Strategy

    Our objective is to profitably grow our business as a premier provider of comprehensive information technology and technical services solutions to the federal government market. Our strategies for achieving this objective include:

    Expand Our Customer Base. We intend to capitalize on our long-term relationships with our customers and our reputation within the intelligence community and Department of Defense to attract new customers and to cross-sell our broad array of solutions to our existing customers. We intend to pursue these opportunities by hiring key personnel with targeted domain expertise and by pursuing strategic acquisitions. Because our personnel are on-site with or working in close proximity to our customers, we develop close relationships with them and are often able to enhance our customers' operations by rapidly identifying and developing solutions for customer-specific requirements.

    Increase Contract Profitability. We intend to continue increasing our profitability by pursuing contracts that require higher value-added solutions and by transitioning our services to more efficient and flexible contract vehicles, such as GSA schedule contracts. We leverage our customer relationships and our existing core competencies to identify and pursue service offerings where we can obtain improved margins by delivering higher value-added solutions. In addition, we have promoted our customers' use of flexible contract vehicles, such as GSA schedule contracts, as a quick, efficient way to engage our services. These procurement methods benefit our federal government customers by providing them competitively priced services without the cost and delay of the government's traditional formal proposal and bid process and by incentivizing us to provide our services on a more cost-efficient basis. If we achieve cost efficiencies through effective management of these contracts, we can increase our profitability. Under GSA schedule contracts, we can also proactively market our advanced technology solutions to our federal government customers.

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    Target High Growth Segments of the Market. We believe the projected growth in government information technology and technical services spending will offer opportunities for development and delivery of advanced technology solutions for enterprise applications and information systems. We intend to expand our service offerings in high growth program areas. In particular, we intend to focus on providing new or improved solutions in critical infrastructure protection and information assurance, including cybersecurity and homeland defense programs, and other secure systems and infrastructure solutions to the intelligence community, Department of Defense and other civilian agencies. For example, our staffing levels in support of the Department of State's critical infrastructure and information assurance functions increased from approximately 100 to 450 personnel since 1998.

    Attract and Retain Highly Skilled Personnel. We intend to continue to attract and retain skilled professionals, including engineers, scientists, analysts, technicians and support specialists, to ensure we have the capabilities to fulfill our customers' requirements. We target candidates who have served in the military or as civilian experts in the intelligence community and Department of Defense. We believe we can continue to retain our employees by offering competitive compensation and incentive plans, opportunities for career growth through company-supported education programs and diverse, challenging assignments at over 160 locations worldwide.

    Pursue Strategic Acquisitions. We plan to enhance our internal growth by selectively pursuing strategic acquisitions of businesses that can cost-effectively broaden our domain expertise and service offerings and allow us to establish relationships with new customers. We are primarily focused on acquiring businesses that provide value-added solutions for the intelligence community and Department of Defense but will also consider opportunities to acquire other businesses where we can leverage our reputation and experienced management team.

ManTech's Services

    We deliver comprehensive information technology and technical services solutions for mission-critical, enterprise information technology and communication systems through three principal areas of expertise, which are offered separately or in combination across our customer base:

  Secure Systems and Infrastructure Solutions

    We provide a broad range of solutions to enhance systems and network availability and mission-critical performance of our customers' hardware, software, computer, network and telecommunication assets, including:

    Intelligence Operations. We provide services for strategic and tactical intelligence systems, networks and facilities in support of the intelligence community and Department of Defense. To support classified systems and facilities designed to collect, analyze, process and report on signals intelligence, we develop and integrate advanced, signal processing systems and new signal processing techniques. Our intelligence-related services also include the design, rapid development and prototyping, integration and management of real-time signal processing systems. For example, when an adversary implements a new communication technique or protocol, we provide rapid prototyping and re-engineering services, which enable our customers in the intelligence community to decipher and exploit the communications.

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    Communication systems and infrastructure support. We design, develop, modify and maintain secure communication systems and network infrastructures. This process involves evaluating industry standards, systems architectures and applications in order to recommend and develop technology solutions and integrate them into a customer's secure communication systems. We also procure, install and test new voice, data and video communication systems. For example, we provided a comprehensive communication network infrastructure and systems solution in relocating, re-establishing and upgrading a major military command headquarters from Panama to Miami, Florida. We integrated the customer's classified and unclassified information processing and telecommunication network without disruption to the command mission.

    Safeguarding critical infrastructures. We identify potential foreign and domestic threats, including terrorism, to quantify exposure to the threats and recommend prudent countermeasures. Our capabilities include threat definition and modeling, vulnerability identification, adversary characterization, lethal force defense analysis, security life-cycle planning and management, physical and cyber countermeasure optimization techniques and operations security assessments. For example, to assist the Department of State in addressing the requirements of Presidential Decision Directive 63, which requires all government agencies to identify and safeguard critical infrastructures from all forms of threats, we provide on-going support in the department-wide vulnerability assessments of their critical infrastructure and resources and perform worldwide network management and other integrated security services.

    Information assurance. We provide comprehensive information assurance programs that assess and implement integrated physical, technical, operations, personnel, computer and communication security requirements, including disaster recovery assessment. Our services include systems security architecture development, test and evaluation, certification and accreditation support and compliance audits and inspections. We offer information assurance support for both classified and unclassified systems. For example, for the Department of State, we design and implement networks and host-based intrusion detection programs that are compatible with their evolving virtual private network architecture.

  Information Technology Solutions

    We provide a broad range of information technology solutions to our customers, including:

    Systems integration services. We perform comprehensive systems integration of hardware and software components using commercial products and our customers' proprietary software and legacy applications for our government and commercial customers. We analyze customer information systems, applications and platforms and develop solutions to sustain or extend systems performance and availability. For example, as a subcontractor on the Navy-Marine Corps Intranet program, we are transitioning legacy software applications to a standardized, end-to-end systems infrastructure for voice, video and data. This includes support of over 10,000 critical legacy business applications serving 350,000 Navy personnel, which must be migrated to the new program architecture. We also develop and provide specialized training programs for information systems, including interactive electronic training and technical manuals and enterprise-wide distance learning programs. We are working with the Internal Revenue Service's General Business Institute to design, develop and implement a web-based training management and delivery solution that provides access to more than 100 training courses via their intranet or the Internet.

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    In addition, we perform database conversion and application migration services for our customers. For example, we developed a software tool that enhances our database conversion and application migration services. This solution automates the database conversion process to enable better, faster and less expensive conversions and migrations.

    Enterprise application solutions. We design, develop, implement, test, maintain and web-enable software applications for our customers' information systems and network infrastructures. We provide comprehensive e-commerce services, including web development efforts that focus on designing and maintaining scalable, interoperable, reliable and portable end-to-end information management solutions. Our e-commerce services also include global web-based collaboration, electronic cataloging, automated document imaging and business process re-engineering. For example, as part of our business process re-engineering services, we are working with the Office of the Secretary of Defense to develop industry-wide electronic data interchange standards.

    We design, develop and implement electronic data interchange solutions, which enable different entities to communicate and execute orders and transactions electronically. For example, we developed an electronic data interchange solution for the Defense Commissary Agency, which operates over 370 commissaries worldwide. We also currently provide a web-based integrated solution for managing millions of vital records that document birth, death, marriage and divorce for several state and local governments.

    Our information technology solutions allow end-users insight into and control over supply chain management. We have developed and implemented logistics management information systems for the Navy for more than 20 years, including the sophisticated Naval Aviation Logistics Command Management Information System application, which is used on every ship in the Navy and at over 450 shore facilities. We have also expanded our services for the Navy in this area so that we now develop, maintain and provide continuous systems process improvements for 19 other information systems as part of the Navy Tactical Command Support System, which automates numerous logistics functions. Applications we designed for the Navy have been adopted for use by other agencies, including the Marine Corps, the White House Communications Agency and three NASA centers.

    Systems/network maintenance services. We have extensive experience in maintaining a wide range of information management resources for our customers. We perform comprehensive systems administration, including 24x7 support for continuous mission operations. For example, for the Army, we provide systems administration and help desk functions at a domestic location for a command and management system, as well as help desk functions in an overseas remote location that supports 1,500 users. For this customer, we also provide on-site support for the command and management system workstations and networks located throughout countries in Central and South America.

  Systems Engineering Solutions

    We offer our customers a broad range of systems engineering solutions, including:

    Systems engineering services. We perform comprehensive systems engineering services to analyze and develop solutions for customer hardware and software requirements. We also evaluate existing systems designs to determine if performance enhancements or cost savings can be derived through the integration of current technologies. For more than 15 years, we have provided a broad range of systems engineering services to analyze acoustic data requirements and develop instrumentation to assist the Navy in maintaining or increasing the acoustical advantages of U.S.

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submarines. As part of these services, we have developed a wide range of hull-mounted and towed array sonar systems and acoustic measurement systems. We also provide systems engineering and technical services that support the design and installation of communication, intelligence, electronic warfare and information systems aboard Navy and Coast Guard ships and at shore-based facilities.

    Testing and evaluation. For the past three decades, we have tested complex and mission-critical hardware and software systems used by the Army, Navy and NASA. We have played key roles in improving the performance, reliability, maintainability, supportability and weapons effectiveness of in-service rotary and fixed wing platforms, including the F/A-18E/F Super Hornet, and their associated ordnance. We are participating in development of plans for testing and evaluating the Joint Strike Fighter. We also perform submarine and surface ship acoustical trials to evaluate stealth abilities and to maintain the acoustical credibility of U.S. submarines. We have performed acoustic testing for every operational class of Navy combat vessel, both surface and submarine, in use today.

    Through our work at NASA's Goddard Space Flight Center, our space payload test and integration services have supported every in-house earth orbit program since 1971. We conduct a broad range of tests, including structural, acoustics, vibration, space simulation and electromagnetic tests, to certify that all flight hardware can withstand the extreme conditions of space flight. We have won recognition within both Goddard and the NASA community for our test, integration, transportation and launch site support of the Hubble Space Telescope repair and servicing missions. For example, we received the Goddard Contractor Excellence Award for 2000.

    We also design, manufacture and produce automated test technology for military and commercial customers. For example, we are the prime contractor for the U.S. Marine Corps Third Echelon Test System, a mobile testing platform that is designed to provide electronic repair support on the front lines of the battlefield.

    Our services also include our environmental science, toxicology and ecology research and development services for the EPA, including assessing the human health impacts of a wide variety of air and waterborne contaminants, monitoring and predicting exposures, understanding exposure routes in the event of a release of chemicals or biological agents and modeling migration strategies to predict the movement of airborne and waterborne contaminants. In response to the September 11, 2001 terrorist attacks, we were asked by the EPA's National Exposure Research Laboratory to assemble and calibrate equipment for monitoring pollutants released around the collapsed World Trade Center complex. In less than 48 hours, we defined monitoring needs and configured equipment in a mobile laboratory that was delivered to the World Trade Center site to collect and evaluate samples of contaminants.

    Independent validation and verification. We perform tests to certify that new systems or upgraded systems operate in accordance with their design requirements. For example, we have performed certification services for aircraft weapon systems in support of U.S. Naval Air Systems Command programs.

ManTech's Customers

    Our customers include U.S. federal government intelligence, military, and civilian agencies and other state and local governments and commercial customers. We have successful long-standing

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relationships with our customers, having supported many of them for 15 to 30 years. Representative customers include:

   .  Intelligence and Department of Defense Customers
       [_] Office of the Secretary of Defense
       [_] U.S. Army, Navy, Air Force and Marine Corps
       [_] Multiple Intelligence and Classified Agencies
       [_] Department of State
       [_] Defense Information Systems Agency
       [_] Defense Logistics Agency
       [_] Defense Commissary Agency
       [_] Joint Interoperability Test Command

   .  Civilian Agencies or Departments
       [_] Department of Energy
       [_] Department of Justice
       [_] National Aeronautics and Space Administration
       [_] Environmental Protection Agency
       [_] Internal Revenue Service
       [_] National Institutes of Health, including the National Cancer
           Institute

    Our revenues derived from our federal government customers, consisting primarily of customers in the intelligence community and Department of Defense, accounted for approximately 95.8% of our revenues for the nine months ended September 30, 2001, and approximately 96.1%, 96.0% and 97.1% of our revenues for 2000, 1999 and 1998, respectively. Our federal government customers typically exercise independent contracting authority, and even offices or divisions within an agency or department may directly, or through a prime contractor, use our services as a separate customer so long as that customer has independent decision-making and contracting authority within its organization. For example, under a blanket purchasing agreement with one of the Army's contracting agencies, program managers throughout the Army and from other services and defense agencies are able to purchase a wide range of our solutions. Even though task orders under this agreement together accounted for 12.5% of our revenues for the nine months ended September 30, 2001, no one task order represented more than 4.7% of our revenues during that period.

    For 2000 and the nine months ended September 30, 2001, we derived 7.8% and 8.4%, respectively, of our revenues through relationships with prime contractors, who contract directly with the customer and subcontract to us. For 2000, we derived 98.7% and 1.3% of our revenues from services provided in the United States and abroad, respectively. For the nine months ended September 30, 2001, we derived 98.4% and 1.6% of our revenues from services provided in the United States and abroad, respectively.


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Representative Customer Solutions

    The following case studies represent the comprehensive information technology and technical services solutions that we provide to our customers.

Intelligence-Related Support

Task Objective:      Establish and operate strategic and tactical intelligence
                     systems, networks and facilities in classified environments to support our customers' worldwide intelligence-related operations.

Solution:            For over 20 years, we have supported a broad range of
                     strategic programs for classified agency customers to enhance signals intelligence systems and infrastructure availability and mission-critical functionality. We design, develop, monitor, maintain and upgrade designated site hardware, software, network and telecommunication assets to support continuous operations. We have consistently achieved required systems availability levels while accommodating a broad range of new technology integration initiatives for our customers' legacy systems.

                     For U.S. Army intelligence customers, we currently operate four centers in the United States, one in Germany and one in South Korea to support intelligence, electronic warfare and other systems. These centers must be able to adapt and expand to support a wide range of electronic maintenance or logistics support missions. We perform broad maintenance, logistical and administrative services, including systems and network troubleshooting, maintenance and repair, and installation, integration and testing of electronic, electrical and mechanical equipment designed for vehicular, airborne and portable platforms. We also provide dedicated or on-call support on a 24x7 basis for designated systems during exercise and active deployments.

U.S. Department of State Critical Infrastructure Protection Services

Task Objective:      Establish program to support the Department of State's
                     electronic and physical security systems, network intrusion detection systems, and classified communications programs at worldwide embassies and posts.

Solution:            We are the primary technology service provider responsible for upgrading all electronic physical security infrastructure at more than 250 U.S. embassies and posts worldwide. This infrastructure includes perimeter surveillance, closed-circuit television, intrusion detection, access control and fire suppression systems. We continuously evaluate emerging security technologies for suitability and possible integration into Department of State facilities.

                     We also assess and test commercial off-the-shelf cyber intrusion detection products to meet the requirements of each location. We test each product in our secure laboratory prior to deployment. We recently designed and implemented a network and PC-based intrusion detection program compatible with the evolving virtual private network architecture serving

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                     the Department of State and the foreign affairs community.
                     We also provide incident handling support and develop procedures for coordinating espionage investigations.

                     For one of the Secretary of State's highest information technology priorities, we support the development of a secure global network and infrastructure for 190 foreign service post installations worldwide. We build, test and integrate equipment into approved solution configurations, which are shipped overseas and installed in the posts. Based on the customer's connectivity requirements, the solutions we provide range from simple secure dial-up to a more complex secure NT local area network providing classified message and e-mail delivery. To date, we have successfully installed classified Windows NT-based local area network solutions at 52 posts.

                     We have recently been tasked to provide Internet access worldwide at each department desktop within a secure infrastructure. We are developing a segmented architecture that identifies how security functionality can be implemented on local and wide area networks and host resources.

U.S. Southern Command Headquarters Services

Task Objective:      Establish and maintain C4I information management
                     processing capabilities for the headquarters of the U.S.
                     Southern Command in Miami, Florida.

Solution:            We were the C4I systems integration contractor for the
                     relocation of the headquarters of the U.S. Southern
                     Command from Panama to Miami, Florida. We designed and delivered a comprehensive integrated communications solution for the new facility that enhanced the overall information management capabilities of the command. We designed secure and non-secure local area networks for the new facility and migrated all military information processing and communication networks and commercial telecommunication services into a state-of-the-art, commercial off-the-shelf enterprise solution. We completed this $35 million program within 18 months, on-time, within budget and without any interruption of mission operations.

                     Since the relocation, we have provided comprehensive services in support of the U.S. Southern Command facility to maintain and administer all automated information systems and networks. Our personnel perform:

                     . Hardware and software maintenance services for all
                       headquarters systems, including web and software development;

                     . Multimedia services and video teleconferencing
                       operations;

                     . Systems administration, help desk services and network
                       systems management on classified and unclassified networks; and

                     . Technology upgrade integration to meet continuously
                       changing user requirements.

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Defense Commissary Agency Corporate Information Utility Systems

Task Objective:      Establish capability to support the Defense Commissary
                     Agency business enterprise systems infrastructure, which consists of over 370 commissaries worldwide that service millions of customers each year.

Solution:            Since 1995, we have worked with the agency to conduct
                     detailed analyses of current and future agency business requirements and to recommend integration of new commercially available software and hardware products for large-scale upgrades to the agency's legacy systems.
                     Recently, we developed the agency's first executive decision support system that automates many of the accounting functions performed at the individual commissaries and provides a tool for region and zone managers to effectively monitor their assigned stores.
                     We also developed and implemented a web-based electronic data interchange interface that facilitates wholesale point-of-sale capability and allows small grocery vendors to submit product prices directly to the agency. It also provides real-time tracking of all consumer product prices and an on-line payment system. We deployed the solution to all of the agency's regional headquarters and stores in the United States. We believe our solutions played a key role in the agency winning the award for the Best
                     Electronic Commerce Team in the Department of Defense in
                     1999.

Navy Tactical Command Support System

Task Objective:      Develop an integrated suite of applications to support
                     mission-critical functions for a widely dispersed user population in the Naval aviation community.

Solution:            Since 1981, we have been the prime contractor for
                     development, implementation and systems life-cycle support of major applications that comprise the Navy Tactical
                     Command Support System. This sophisticated logistics management information system now consists of 19 applications ranging from stand-alone desktops to web-enabled applications that facilitate management of the information, personnel, material and funds required to maintain and operate surface ships, submarines, aircraft and shore commands. At least one of the 19 systems applications is used aboard every ship in the Navy, in every Navy and Marine Corps aviation organizational maintenance activity and intermediate maintenance activity, by Marine Corps ground combat forces, and by more than 450 shore-based organizations worldwide.
                     Our recent improvements to legacy applications include the integration of new technologies such as automated identification technology for component tracking, two-way data replication to facilitate information exchange among commands and development of interfaces with new tools such as smart cards and portable handheld electronic devices.
                     After re-engineering and modernizing legacy systems, we are managing orderly, phased user migrations from legacy systems to the new optimized systems.

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Joint Interoperability Test Command Support Services

Task Objective:      Support the Joint Interoperability Test Command in
                     conducting interoperability and certification testing of new or upgraded C4I systems and information exchange standards in the command's verification and interoperability facility.

Solution:            For the past 18 years, we have supported a wide range of
                     interoperability, certification and standards conformance testing on tactical and strategic assets in support of all military systems and operations. Our services include comprehensive systems integration support during test and certification processes. We develop test plans and procedures, conduct tests and document test results on the interoperability of all C4I systems. We have developed and implemented networks; performed software development; and provided facility support, including help desk support for the command's 600-user local area network.

                     We designed, installed, and operate a $65 million Joint Interoperability Testbed and the Network Interoperability Testing Laboratory, consisting of tactical equipment from the various military services interconnected through a distributed test network. This virtual test network is quickly reconfigurable to replicate operational networks and permits the interconnection and testing of equipment and networks anywhere in the world. We also support the Joint Logistics Warfighter Initiative designed to improve military readiness by improving the responsiveness of multiple logistics systems of different military branches by integrating current technologies and business process improvements. We deploy with the command during military exercises and contingency operations and have supported 53 operations globally since 1991.

Backlog and GSA Schedule Contract Value

    At September 30, 2001, our backlog was $765.0 million, of which $228.6 million was funded backlog. In addition, we estimate our GSA schedule contract value at September 30, 2001 was $1,051.8 million. Backlog, funded backlog and GSA schedule contract value represent estimates that we calculate on the bases described below. We expect that more than 93.5% of our funded backlog at September 30, 2001 will be recognized as revenues prior to September 30, 2002.

    We define backlog as our estimate of the remaining future revenues from existing signed contracts, assuming the exercise of all options relating to such contracts and including executed task orders issued under GSA schedule contracts. This includes an estimate of revenues for solutions that we believe we will be asked to provide in the future under the terms of executed multiple-award contracts in which we are not the sole provider, meaning that the customer could turn to companies other than us to fulfill the contract. It also includes an estimate of revenues from indefinite delivery, indefinite quantity contracts, which specify a maximum, but only a token minimum, amount of goods or services that may be provided under the contract. Backlog does not include the value for contracts where we have been given permission by the customer to begin or continue working, but where a formal contract or contract extension has not yet been signed.

    We define funded backlog to be the portion of backlog for which funding currently is appropriated and allocated to the contract by the purchasing agency or otherwise authorized for

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payment by the customer upon completion of a specified portion of work. Our funded backlog does not include the full value of our contracts, because Congress often appropriates funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance that is expected to take a number of years.

    At September 30, 2001, our backlog included $293.2 million of revenues for solutions pursuant to task orders that have been executed under GSA schedule contracts, of which $119.0 million was included in funded backlog. The amount of our revenues generated under GSA schedule contracts has increased in recent years. Specifically, for the years ended December 31, 1998, 1999, and 2000, funded awards under GSA schedule contracts were $35.1 million, $102.5 million and $135.2 million, respectively, and for the nine months ended September 30, 2001, funded awards under GSA schedule contracts were $136.1 million. We believe that potential GSA schedule contract revenues are not fully reflected in traditional backlog calculations because, as described below, while GSA schedule contracts provide our customers with the flexibility to obtain our solutions through a streamlined procurement process, they do not provide for fixed, minimum or maximum purchase commitments. Therefore, we have developed a method of calculating GSA schedule contract value that we use to evaluate estimates for the amount of revenues that we may receive under our GSA schedule contracts. For these purposes, we determine GSA schedule contract value by multiplying the average monthly amount of funded work that we have been awarded under each of our GSA schedule contracts over the past nine months, by the number of months remaining in the term of those contracts, including under existing options, except that we do not take into account remaining contract terms of more than 72 months. Under this method, our GSA schedule contract value as of September 30, 2001 was approximately $1,051.8 million. Beginning in January 2002, we intend to calculate GSA schedule contract value by multiplying the average monthly amount of funded work that we have been awarded under each of our GSA schedule contracts over the preceding twelve months by the number of months remaining in the term of those contracts, including under existing options, except that we do not take into account remaining contract terms of more than 72 months.

    GSA schedule contracts are government-wide acquisition contracts negotiated and awarded by the General Services Administration and effectively act as fixed-price or time-and-materials contracts which government agencies may, but are not required to, use to purchase professional services and information technology products at predetermined ceiling prices, terms and conditions. Many of our customers are authorized to use GSA schedule contracts through blanket purchase agreements, which operate similarly to GSA schedule contracts by permitting one or more federal agencies to purchase professional services or products from technology service providers at predetermined prices, terms and conditions. GSA schedule contracts are master agreements that do not, by themselves, authorize the delivery of services or products. Therefore, even though we have been awarded a GSA schedule contract or blanket purchase agreement, we often must actively solicit post-award sales, and it remains difficult for us to estimate the amount of work, if any, we will obtain under the contract.

    GSA schedule contracts benefit our federal government customers in a number of ways. First, they provide customers a streamlined means to competitively obtain professional services and technology products, allowing for a more efficient and timely procurement process. Second, because we must actively promote our services and technology to obtain work under these types of agreements, the customer benefits from continued competition. Third, as with fixed-price or time-and-materials contracts, GSA schedule contracts shift the risks of cost overruns to the technology service provider and promote effective contract management and cost-efficiencies by allowing the technology service provider to receive the benefit of cost savings that it generates. Although we must compete for or solicit individual task orders under GSA schedule contracts, we have found that they can benefit

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companies such as ours which can respond quickly to emerging customer requirements and can manage contract performance efficiently. Finally, as with traditional fixed-price contracts, GSA schedule contracts involve greater financial risk but we believe offer opportunities for higher profitability because we bear the impact of cost overruns and receive the benefit of cost savings.

    Changes in the amount of our backlog, funded backlog and GSA schedule contracts value result from potential future revenues from the execution of new contracts or the extension of existing contracts, reductions from contracts that end or are not renewed, reductions from the early termination of contracts, and adjustments to estimates of previously included contracts. Changes in the amount of our funded backlog and GSA schedule contract value also are affected by the funding cycles of the government. These estimates of future revenues are necessarily inexact and the receipt and timing of any of these revenues is subject to various contingencies, many of which are beyond our control. The actual accrual of revenues on programs included in backlog, funded backlog and GSA schedule contract value may never occur or may change because a program schedule could change or the program could be canceled, a contract could be modified or canceled, an option that we have assumed would be exercised is not exercised or initial estimates regarding the level of solutions that we may provide could prove to be wrong. For the same reason, we believe that period-to-period comparisons of backlog, funded backlog and GSA schedule contract value are not necessarily indicative of future revenues that we may receive.

Sales and Marketing

    We market our solutions through the valuable relationships of our senior management, advisory board and business development staff. We also seek to leverage existing customer relationships and respond to competitive solicitations.

    We employ a team-selling approach, where our senior management, business development staff and our program managers collaborate in identifying and developing business opportunities. With this approach, we are able to assess opportunities quickly, drawing on the experience and perspective of senior personnel across the company, including those working in close proximity with our customers. We have also established a formal process for making bid/no-bid decisions and use automated resources to track the status of each bid opportunity. We have effectively used GSA schedule contracts to respond quickly to emerging customer requirements.

    To supplement or complement our core competencies, we have teaming relationships to work together on contracts with various industry partners, such as Computer Sciences Corporation, Electronic Data Systems Corporation and TRW Inc. While we are the prime contractor on substantially all of our contracts, we serve as subcontractor when teaming in that manner furthers our goals of expanding our customer base or pursuing high growth markets. Similarly, in some cases, we establish joint ventures with other companies in order to present the best value solution or proposal, particularly when we seek to enter new markets.

Employees

    As of October 31, 2001, we had 3,539 employees, including 1,758 employees with government security clearances. Of these employees, 1,100 employees hold Top Secret security clearances, including 613 employees who have access to Sensitive Compartmented Information. Our employees with security clearances have already completed the lengthy process necessary to obtain the clearance. This process typically requires a candidate to be sponsored by the government with respect to a particular requirement, entails extensive background investigations that typically take from six months to a year and, for the most restricted access, may require successful completion of polygraph testing.

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    Over 3,150 of our employees are technical and service professionals and managers, and over 350 are in administrative or executive functions. Approximately 185 of our employees, all of whom are located at NASA's Goddard Space Flight Center, are represented by the International Brotherhood of Electrical Workers union under a collective bargaining agreement which is due to expire in June 1, 2005. We have not experienced any work stoppage or strike by these employees.

    We believe we are successful in retaining our employees by offering competitive salary structures, attractive incentive compensation and benefits programs, career growth opportunities, flexible work assignments and the opportunity to perform mission-critical services, often in classified environments. Our current employees are offered an opportunity to respond to new job opportunities before we pursue external recruiting. We consider our relations with employees to be good.

Competition

    We believe that the major competitive factors in our market are distinctive technical competencies, security clearances, price of services, successful past contract performance, reputation for quality and key management with domain expertise. Our key competitors currently include divisions of large defense contractors, such as BAE SYSTEMS, plc, Lockheed Martin Corporation, Northrop Grumman Corporation, Raytheon Company and TRW Inc., as well as information technology service companies, such as Affiliated Computer Systems, Inc., Booz Allen & Hamilton, CACI International, Inc., Computer Sciences Corporation, DynCorp, Electronic Data Systems Corporation, Science Applications International Corporation, Titan Corporation and Veridian Corporation.

Intellectual Property

    Our solutions are not generally dependent upon patent protection. We routinely enter into confidentiality and non-disclosure agreements with our employees to protect our trade secrets. Our rights in intellectual property that we develop depend in part on the degree to which the intellectual property is developed with our private funds, rather than with funds of the federal government. Our federal government contracts routinely provide that we may retain ownership rights in works of authorship and inventions developed during the performance of those contracts. However, the rights granted to the federal government are, from time to time, a source of negotiation, and typically include the right of the federal government to use and share our intellectual property with other government contractors, making it impossible for us to prevent their non-exclusive use of our intellectual property. Our ability to protect our rights in intellectual property developed or delivered under government contracts also is dependent upon our compliance with applicable federal procurement statutes and regulations. There can be no assurance that the steps we take to protect our intellectual property will be adequate to deter misappropriation or to prevent use by others of our intellectual property.

Legal Proceedings

    On July 29, 1999, Thomas Harris Corporation filed suit in state court in Rockwall County, Texas, against our environmental remediation subsidiary (which is among our businesses included in discontinued operations) and subcontractors to that subsidiary, alleging that our subsidiary or its subcontractors caused soil and groundwater contamination by improperly disposing of dry cleaning solvents, and seeking an unspecified amount of actual, consequential and punitive damages. We vigorously dispute and deny these allegations. Trial in this case has been set for April 22, 2002. While the ultimate outcome of litigation cannot be assured, if and to the extent that the damages alleged by the plaintiffs are ultimately determined to be our responsibility, we believe that we will be able to recover a portion of the amount from our professional liability insurance, including fees for our attorneys, and that any amounts that we bear will not have a material adverse effect on our business, prospects, financial condition or operating results.

    Like most large government defense contractors, our contract costs are audited and reviewed on a continual basis by an in-house staff of auditors from the Defense Contract Auditing Agency. In addition to these routine audits, we are subject from time to time to audits and investigations by other agencies of the federal government. These audits and investigations are conducted to determine if our performance and administration of our government contracts is compliant with contractual requirements and applicable federal statutes and regulations. An audit or investigation may result in a finding that our performance and administration is compliant or, alternatively, may result in the government initiating proceedings against us or our employees, including administrative proceedings seeking repayment of monies, suspension and/or debarment from doing business with the federal government or a particular agency, or civil or criminal proceedings seeking penalties and/or fines. Audits and investigations conducted by the federal government frequently span several years. Other than routine audits of our contract costs, we are not aware of any other government audits or investigations except as set forth below.

    On August 17, 2001, we were served with a grand jury subpoena issued by the United States District Court for the Eastern District of Virginia. The U.S. Attorney's Office for the Eastern District of Virginia has advised us that the investigation relates to whether in various contexts we improperly charged certain costs to some of our government contracts. This investigation is in its preliminary stages and accordingly it is too early to tell whether the consequences of the investigation will have a material adverse effect on our business, prospects, financial condition or operating results. We are fully cooperating with the federal government's investigation of this matter.

    We also are currently subject to an investigation by the Inspector General of the Department of State regarding our allocation of costs to a contract with the Department of State and an investigation by the Inspector General of the EPA regarding the number of hours we charged in the performance of a contract with the EPA. We do not believe that that the outcome of either of these investigations will have a material adverse effect on business, prospects, financial condition or operating results. We are cooperating with the federal government's investigation of both matters.

    In addition to the foregoing, we are subject to certain other legal proceedings, claims and disputes which arise in the ordinary course of our business. Although we cannot predict the outcomes of these other legal proceedings, based on the information now available to us, we do not believe that the ultimate resolution of these matters, either individually or in the aggregate, will have a material adverse effect on our business, prospects, financial condition or operating results.

Facilities

    Since 1992, we have leased our corporate headquarters office building in Fairfax, Virginia. We are in the fourth year of a ten-year lease on this facility. As of September 30, 2001, we leased 21 additional operating facilities throughout the metropolitan Washington, D.C. area and 63 facilities in other parts of the United States. We also have employees working at customer sites throughout the United States and in other countries. We believe that our facilities are adequate to support the normal course of business.

                         MANAGEMENT AND KEY EMPLOYEES

Directors and Executive Officers

    The following table sets forth information concerning our directors and officers as of October 31, 2001.

Name                Age                           Position
----                ---                           --------
George J. Pedersen. 66  Chairman of the Board of Directors, Chief Executive Officer
                          and President
John A. Moore, Jr.. 49  Executive Vice President, Chief Financial Officer, Treasurer
                          and Director
R. Evans Hineman... 67  Executive Vice President and Chief Science and Technology
                          Officer
Eugene C. Renzi.... 67  Executive Vice President
Jerry L. Unruh..... 61  Senior Vice President
Bradley H. Feldmann 40  Senior Vice President
Michael D. Golden.. 61  Director
Stephen W. Porter.. 62  Director
Walter W. Vaughan.. 68  Director

    George J. Pedersen -- Co-founder, Chairman of the Board of Directors, Chief Executive Officer and President. Mr. Pedersen, who co-founded ManTech in 1968, has served as Chairman of the Board of Directors since 1979, adding the positions of Chief Executive Officer and President in 1995. Mr. Pedersen has been a Director of GSE Systems, Inc., an affiliated software design and development company, since 1994 and an executive employee since 1999. Mr. Pedersen has served on the Board of Directors of GP Strategies Corporation, a workforce development company that provides training, management systems and engineering services, since 2001. Mr. Pedersen is Chairman of the Board of Directors for the Institute for Software Research, Inc., a not-for-profit corporation that performs research and advanced development of software and related technologies, including research for NASA. Mr. Pedersen also serves as a Director Emeritus of the Professional Services Council, a national association of technology services companies, and as a Director and Executive Committee member of the National Defense Industrial Association, a trade association for the defense industry.

    John A. Moore, Jr. -- Executive Vice President, Chief Financial Officer, Treasurer and Director. Mr. Moore joined us in 1982 and has served as Chief Financial Officer since 1993 and Executive Vice President since 1997 and has been a Director of our company since 1994. Mr. Moore oversees our financial operations and our business development activities. Mr. Moore has been a Director of GSE Systems, Inc., since 1997 and an executive employee since 1999. Prior to joining us, Mr. Moore was a supervisory auditor for the Defense Contract Audit Agency, which is responsible for performing contract audits for the Department of Defense.

    R. Evans Hineman -- Executive Vice President and Chief Science and Technology Officer, ManTech International Corporation; President, National Security Solutions Group. Mr. Hineman joined us in 2001. From 1999 to 2001, he served as Vice President for Intelligence of Litton Industries Inc.'s Information Systems Group. From 1989 to 1999, Mr. Hineman was an officer of TASC, Inc., a provider of information management and systems engineering solutions, serving as President from 1998 to 1999. From 1964 to 1989, Mr. Hineman worked for the Central Intelligence Agency, serving as Deputy Director for Science and Technology from 1982 to 1989. Prior to 1982, he held various other senior positions with the Central Intelligence Agency, including Director of Weapons Intelligence and Chairman of the Director of Central Intelligence's Weapon and Space Systems

Intelligence Committee. Mr. Hineman was one of 50 recipients of the Trailblazer award on the 50th anniversary of the Central Intelligence Agency, and he was awarded the Central Intelligence Agency's Distinguished Intelligence Medal and the National Reconnaissance Office's Distinguished Service Medal.

    Eugene C. Renzi -- Executive Vice President, ManTech International Corporation; President, ManTech Telecommunications and Information Systems Corporation (MTISC). Major General, U.S. Army (Ret.). Major General Renzi joined us in 1993 and since 1995 has served as President of MTISC. Prior to 1993, Major General Renzi served in the U.S. Army for more than 32 years, including as Director for Command, Control and Communications Systems for the U.S. Pacific Command from 1988 to 1990. Major General Renzi received numerous awards and decorations for his service in the U.S. Army, including the Defense Superior Service Medal, the Legion of Merit and the Joint Service Commendation Medal.

    Jerry L. Unruh -- Senior Vice President, ManTech International Corporation; President, Systems Engineering Group. Vice Admiral, U.S. Navy (Ret.). Vice Admiral Unruh joined us in 1998 and since 1999 has served as President of ManTech Systems Engineering Corporation. From 1996 to 1998, Vice Admiral Unruh served as the President of the Association of Naval Aviation, a not-for-profit corporation that educates the public and national leaders about the role of naval aviation in national defense. Prior to that, Vice Admiral Unruh served in the U.S. Navy for over 37 years, including as Commander of the U.S. Third Fleet in the Pacific, Current Operations and Readiness Officer for the NATO Staff of Supreme Allied Commander Europe and held battlegroup, aircraft carrier and fighter squadron commands. Vice Admiral Unruh received numerous awards for his service in the U.S. Navy, including the Distinguished Service Medal, the Defense Superior Service Medal, the Legion of Merit and the Air Medal.

    Bradley H. Feldmann -- Senior Vice President, ManTech International Corporation; President, Information Technology Group. Mr. Feldmann joined us in 2000. Mr. Feldmann served as the Senior Vice President and Chief Operating Officer of Comptek Research, Inc., a company supplying operational signal processing software for military systems that was acquired by Northrop Grumman Corporation in 2000. From 1989 to 1999, Mr. Feldmann worked for Cubic Defense Systems, Inc., a provider of combat training systems, where he served in various positions, including Senior Vice President and Chief Operating Officer. Prior to that, Mr. Feldmann served with the U.S. Air Force for five years and received two Meritorious Service Medals.

    Michael D. Golden -- Director. Mr. Golden has been a Director of our company since 1995. He is a founding partner of the law firm of Golden & Nelson, PLLC, where he has practiced law since 1998, focusing on corporate and securities law. Prior to founding Golden & Nelson, PLLC, he was a partner at the law firm of Ginsburg, Feldman & Bress, Chtd. from 1996 to 1997, and prior to that, he was a partner at Verner, Liipfert, Bernhard, McPherson and Hand from 1991 to 1996.

    Stephen W. Porter -- Director. Mr. Porter has been a Director of our company since 1991. Mr. Porter is a partner at the law firm of Arnold & Porter where he has practiced law since June 1993, focusing on real estate, tax and corporate law. Mr. Porter became a certified public accountant in 1961. Mr. Porter currently serves on the Board of Directors of the Greater Washington Board of Trade and the District of Columbia Chamber of Commerce. From 1992 to 1994, he served as a member of the Advisory Board of the Center for Strategic and International Studies, a non-partisan public policy institute.

    Walter W. Vaughan -- Director. Mr. Vaughan has been a Director of our company since 1991. Mr. Vaughan has been self-employed as a consultant to us since 1990. From 1956 to 1989, Mr. Vaughan worked in the banking industry, serving most recently as an Executive Vice President of American Security Bank N.A. in Washington, D.C., and as Vice Chairman of the bank's advisory board from 1983 to 1985. From 1986 to 1989, Mr. Vaughan served as Chief Agent for the Receiver for the Maryland Deposit Insurance Fund, for which he received a State of Maryland Governor's citation.

Advisory Board

    Our advisory board, which is comprised of recognized leaders in the intelligence community and defense industry, assists us in identifying opportunities to provide our solutions to the federal government. Our advisory board consists of the following individuals as of October 31, 2001:

    Richard J. Kerr (Age 66) -- Mr. Kerr has been Chairman of our Advisory Board since 1994. Mr. Kerr currently is a member of the President's Commission on Intelligence Reform. Since 1996, Mr. Kerr has served as President of the Security Affairs Support Association, an organization composed of government and industry members that is focused on national security policy. Prior to that, Mr. Kerr worked at the Central Intelligence Agency for 32 years, including serving as Deputy Director for Central Intelligence. Mr. Kerr formerly served as a member of the Scientific Advisory Board of the National Security Agency and the Board of Visitors of the Joint Military Intelligence College and is currently on the advisory boards of the Los Alamos National Laboratory and the Lawrence Livermore Laboratory. Mr. Kerr was awarded the Citizens Medal, the second highest civilian award given by the President of the United States, and two National Intelligence Distinguished Service Medals and two Distinguished Intelligence Medals from the Central Intelligence Agency.

    Dr. Roger L. Hagengruber (Age 59) -- Dr. Hagengruber has been a member of our Advisory Board since 1994. Dr. Hagengruber is the Senior Vice President for National Security at Sandia National Laboratories, a U.S. government research and development laboratory, where he has held a number of key positions since 1972. Dr. Hagengruber has extensive experience on issues involving arms control, satellite and sensor systems and national security. Dr. Hagengruber has served in a variety of government assignments, including four assignments as a member of various U.S. arms control negotiating teams. In 1979, Dr. Hagengruber was appointed the U.S. expert to an international forum on New Weapons of Mass Destruction.

    Harley A. Hughes Lt. Gen., U.S. Air Force (Ret.) (Age 66) -- Lt. General Hughes has been a member of our Advisory Board since 1996. Lt. General Hughes is the Chairman of F & H One, Inc., where he has worked since 1997, and he is the President of USTAR, LLC, where he has worked since 1997, both privately held consulting firms. Prior to that, Lt. General Hughes served for 31 years in the U.S. Air Force, including as the U.S. Air Force Deputy Chief of Staff for plans and operations and the U.S. Air Force Operations Deputy, Joint Chiefs of Staff from 1985 to 1988. Lt. General Hughes received a Silver Star, the Distinguished Flying Cross, the Distinguished Service Medal, the Defense Superior Service Medal and the National Defense Service Medal.

    David E. Jeremiah Admiral, U.S. Navy (Ret.) (Age 67) -- Admiral Jeremiah has been a member of our Advisory Board since 1994. From 1994 to the present, Admiral Jeremiah has served as President of Technology Strategies & Alliances Corporation, a strategic advisory and investment banking firm engaged primarily in the aerospace, defense, telecommunications and electronics industries. Prior to that, Admiral Jeremiah served in the U.S. Navy for more than 39 years, including as Vice Chairman, Joint Chiefs of Staff for Generals Colin L. Powell and John M. Shalikashvili from 1990 to 1994.

Admiral Jeremiah serves on the Board of Directors for Alliant Techsystems Inc., a manufacturer and developer of solid propulsion systems, on the board of the National Committee on U.S.-China Relations and on an advisory board for Northrop Grumman Corporation. Admiral Jeremiah also is a member of various government commissions, including a joint Defense Policy Board and Defense Science Board Task Force on Theater Missile Defense, the Commission to Assess U.S. National Security Space Management and Organization, the National Defense Panel on Department of Defense's Quadrennial Defense Review and a Defense Science Board Task Force on Human Resources.

    Sir Colin McColl (Age 69) -- Sir Colin McColl has been a member of our Advisory Board since 1998. From 1994 to the present, Sir Colin McColl has been a consultant for Oxford Analytica, an international consulting firm, focusing on political and economic affairs, since 1994. Prior to that, Sir Colin McColl served in the British Secret Intelligence Service for 38 years, including as Chief of the British Secret Intelligence Service from 1988 until 1994. Sir Colin McColl is a Director of the Scottish-American Investment Trust and an advisory director of Campbell Lutyens, an international private equity firm. Sir Colin McColl is an honorable fellow for the Queen's College, Oxford University.

    Thomas C. Richards General, U.S. Air Force (Ret.) (Age 71) -- General Richards has been a member of our Advisory Board since 1994. From 1997 to the present, General Richards has been a member of the Center for Advanced Aviation System Development of the MITRE Corporation, a not-for-profit national technology resource corporation. From 1993 to 1997, General Richards was President and Chief Executive Officer of the National Security Industrial Association, a trade association for the defense industry. In 1992 and 1993, General Richards served as the Administrator of the Federal Aviation Administration, and prior to that served as an appointee of President George H. Bush to the Presidential Commission on Aviation Security and Terrorism. Prior to that, General Richards served in the U.S. Air Force for 33 years, including as Deputy Commander Chief of the U.S. European Command. General Richards is a member of the Federal Aviation Administration Future Planning Committee and the Air Force Senior Statesmen Program. General Richards received the Distinguished Service Medal, the Silver Star with Oak Leaf, the Legion of Merit with Oak Leaf, the Distinguished Flying Cross, 18 Air Medals, the Bronze Star and the Purple Heart with Oak Leaf.

Board of Directors

    Upon the closing of this offering, our board of directors will consist of five individuals. Our board of directors is elected annually, and each director holds office for a one-year term. Mr. Pedersen is, and will continue to be after the closing of this offering, the beneficial owner of a majority of the voting power of our common stock and will be able to unilaterally elect or remove directors.

Committees of our Board of Directors

    Our board of directors has a compensation committee and, in connection with this offering, formed an audit committee. Our board of directors may from time to time establish other committees.

    Audit Committee. Our audit committee is comprised of two non-employee directors, Mr. Golden and Mr. Vaughan. Following the closing of this offering, our audit committee will be comprised solely of independent directors within the meaning of Nasdaq listing rules. The primary responsibilities of the audit committee are to:

   . Oversee management's conduct of our financial reporting process and systems of internal accounting and financial control;

   .  Monitor the independence and performance of our outside auditor;

   . Provide an avenue of communication among the outside auditor, management and our board of directors;

   . Make reports and recommendations to our board and our stockholders as necessary under the rules of the Securities and Exchange Commission or as otherwise within the scope of its functions; and

   . Oversee and, where appropriate report to our board on, our review of and response to any government audit, inquiry or investigation, as they determine to be appropriate.

    Compensation Committee. Our board of directors has a compensation committee, which consists of three directors prior to the closing of this offering. Immediately after this offering, at least two directors on the compensation committee will be independent or outside directors, as determined with reference to the rules of the U.S. Securities and Exchange Commission and the Internal Revenue Code. The compensation committee will have the authority to recommend to the board or establish compensation for our directors and officers, to approve employee health and benefit plans and to administer our stock plans.

    Compensation Committee Interlocks and Insider Participation. Prior to this offering, our compensation committee has been comprised of Mr. Vaughan as Chairman, Mr. Pedersen and Mr. Moore. Mr. Pedersen also serves as our Chairman, Chief Executive Officer and President. Mr. Moore also serves as our Executive Vice President, Chief Financial Officer, Treasurer and Director.

    We have from time to time extended loans to our Chairman of the Board of Directors, Chief Executive Officer and President, George J. Pedersen. This indebtedness is represented by promissory notes executed by Mr. Pedersen, which bear interest at a rate of 8.0%. The largest aggregate amount outstanding since January 1, 1998, was $183,122. As of the date of this prospectus, the outstanding amount of indebtedness is $83,122.

    In January 2000, our predecessor corporation, ManTech International Corporation (New Jersey), purchased 6,582 shares of its Class B common stock from Mr. John A. Moore, Jr., our Executive Vice President, Chief Financial Officer, Treasurer and Director, for an aggregate purchase price of $566,082.

Director Compensation

    Prior to this offering, Messrs. Golden and Porter were paid annual retainers of $25,000 for their service as directors and Mr. Vaughan was paid an annual retainer of $40,000 for service as a director and as chairman of our compensation committee. The remaining directors are employed by us and are not separately compensated for their service as directors. Following this offering, the compensation committee will from time to time establish compensation for the non-employee directors.

Executive Compensation

    The following table shows the cash compensation and certain other compensation paid to or accrued by our Chief Executive Officer and our four most highly compensated executive officers, whom we refer to collectively as our named executive officers, for 2000.

  Summary Compensation Table

                                                          Annual Compensation
                                                   ------------------------------
                                                                       Other Annual     All Other
Name and Principal Position(1)                Year   Salary   Bonus(2) Compensation  Compensation(3)
------------------------------                ---- ---------- -------- ------------  ---------------
George J. Pedersen, Chairman of the Board of
  Directors, Chief Executive Officer and
  President.................................. 2000 $1,320,010 $500,000   $53,646 (4)     $219,577
John A. Moore, Jr., Executive Vice President,
  Chief Financial Officer, Treasurer and
  Director................................... 2000    495,019  350,000         --          28,761
Eugene C. Renzi, Executive Vice President.... 2000    437,507  150,000         --          24,737
William H. Ammann, Senior Vice
 President(5)................................ 2000    275,018   25,000         --           7,415
Timothy A. Hall, Senior Vice President(6).... 2000    235,009   40,000         --           4,298

--------
(1) Our executive officers for 2001 are Mr. Pedersen, Mr. Moore, Mr. Hineman, Major General Renzi, Vice Admiral Unruh and Mr. Feldmann. Mr. Hineman is an Executive Vice President and was hired on August 20, 2001. Vice Admiral Unruh is a Senior Vice President and was hired on June 24, 1998. Mr. Feldman is a Senior Vice President and was hired on December 4, 2000.
(2) Amounts shown in this column reflect bonuses earned in 2000 and paid in 2001.
(3) All Other Compensation consists of the following amounts: (a) matching contributions made to our 401(k) plan in the amount of $3,046 for Mr. Pedersen, $3,115 for Major General Renzi, $3,612 for Mr. Ammann and $850 for Mr. Hall; (b) contributions under our Employee Stock Ownership Plan in the amount of $1,700 each for Mr. Moore, Major General Renzi, Mr. Ammann and Mr. Hall; (c) payments for term life insurance in the amount of $21,229 for Mr. Pedersen, $2,061 for Mr. Moore, $19,922 for Major General Renzi, $2,103 for Mr. Ammann and $1,748 for Mr. Hall; (d) payment of a premium under a split dollar life insurance policy in the amount of $145,302 for Mr. Pedersen; and (e) contributions to supplemental executive retirement plans in the amount of $50,000 for Mr. Pedersen and $25,000 for Mr. Moore.
(4) Other Annual Compensation for Mr. Pedersen includes the portion of an employee's time spent on non-corporate matters, which amounted to $33,370 in 2000.
(5) Mr. Ammann resigned as Senior Vice President and President of MASI U.K. Limited, which is being divested as a discontinued operation, on August 25, 2001.
(6) Mr. Hall resigned as Senior Vice President and President of ManTech Environmental Corporation, which is being divested as a discontinued operation, and ManTech Environmental Technology, Inc. on July 21, 2001.

Aggregated Option Exercises in 2000 and Year-End Option Values

    The following table shows information about the value of unexercised options at the end of 2000. No shares were acquired on the exercise of stock options by these individuals in 2000.

                 Number of Securities Underlying     Value of Unexercised In-the-Money Options at
                 Unexercised Options at Year-End                       Year-End
                 -------------------------------     --------------------------------------------
    Name         Exercisable       Unexercisable          Exercisable               Unexercisable
    ----         -----------       -------------         -------------              -------------
    Pedersen            --                    --     $          --                      $ --
    Moore...      9,789(1)                    --      1,304,188(2)                        --
    Renzi...            --                    --                --                        --
    Ammann..            --                    --                --                        --
    Hall....            --                    --                --                        --

--------
(1) Exercisable for 9,789 shares of Class B common stock of our corporate predecessor, ManTech International Corporation (New Jersey).

(2) There was no public market for our Class B common stock at December 31, 2000. Amounts shown under the column "Value of Unexercised In-the-Money Options at Year-End" are based on an assumed fair market value of $160.69 per share at December 30, 2000 less the per share exercise price payable for these shares, multiplied by the number of shares underlying the option. This assumed fair market value does not necessarily represent the actual value of our common stock at December 31, 2000.

Retention Agreements

    Prior to the closing of this offering, we expect to enter into employment retention agreements with George J. Pedersen and John A. Moore, Jr., and confidentiality and noncompete agreements with R. Evans Hineman, Eugene C. Renzi, Jerry L. Unruh and Bradley H. Feldmann.

2001 Management Incentive Plan

    In       2001, the board of directors adopted and our stockholders approved our 2001 Management Incentive Plan. The plan is designed to enable us to attract, retain and motivate our directors, officers and other senior management and technical personnel, and to further align their interests with those of our stockholders, by providing for or increasing their proprietary interest in ManTech. The plan allows us to grant the following types of awards:

   . Incentive stock options, which are intended to qualify under Section 422 of the Code;

   . Non-qualified stock options, which are not intended to qualify as incentive stock options;

   . Incentive bonuses, which represent the right to receive an amount paid in cash or Class A common stock based on satisfaction of performance criteria as specified by the compensation committee; and

   . Incentive stock, which is an award or issuance of shares of Class A common stock, the grant, issuance, retention, vesting and/or transferability of which is conditioned upon satisfaction of criteria determined by the compensation committee.

    No award may be granted pursuant to the plan after          , 2011. Any
person who is a director, an employee or a prospective employee of ours or any of our subsidiaries is eligible to be selected as a recipient of an award under the plan. We intend to grant options to our executive officers and key employees exercisable for approximately shares of our Class A common stock at the initial public offering price. Class B common stock may not be issued under the plan.

    The plan will be administered by the compensation committee of our board of directors, although the board of directors may exercise any authority of the committee under the plan and the compensation committee may delegate its authority under the plan. Subject to the express provisions of the plan, the committee has broad authority to administer and interpret the plan, including the discretion, in each case not inconsistent with the plan, to:

   . Determine the vesting schedule of options, the events causing an option to expire, the number of shares of our Class A common stock subject to any option, the restrictions on transferability of an option and other terms and conditions;

   . Determine the terms of any incentive bonus, including the target and maximum amount payable to a participant as an incentive bonus, the performance criteria and level of achievement versus these criteria that determines the amount payable under an incentive bonus, the period as to which performance will be measured for determining the amount of any payment, the timing of any payment earned by virtue of performance, the dollar amount or number of shares subject to any incentive bonus, restrictions on the alienation or transfer of an incentive bonus prior to payment, forfeiture provisions and other terms and conditions; and

   . Determine the terms of any incentive stock award, including the number of shares of Class A common stock subject to an incentive stock award or a formula for determining that number, the purchase price, if any, for the shares, the conditions that determine the number of shares granted, issued, retainable and/or vested, forfeiture provisions, the effect of termination of employment for various reasons and other terms and conditions.

    The aggregate number of shares of our Class A common stock that is
available for issuance under the plan is     plus, in 2003 and each year
thereafter, a number of additional shares equal to one and one-half percent of the number of shares of Class A common stock outstanding on January 1st of that year. The number of shares authorized under the plan may be adjusted to account for stock splits, stock dividends, recapitalization and similar events.

    The board of directors may amend or alter the plan except that approval from our shareholders is required for certain amendments to the plan, including amendments that materially increase the number of shares available under the plan, extend the term of the plan or alter eligibility standards.

                       PRINCIPAL AND SELLING STOCKHOLDER

    The following table sets forth information regarding the beneficial ownership of our common stock as of October 31, 2001, and after giving effect to this offering, with respect to:

   . Each person or group known to us who beneficially owns five percent or more of the outstanding shares of our common stock;

   .  Each director and named executive officer;

   .  Our executive officers and members of our board of directors as a group;
      and

   .  The selling stockholder.

    Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned. The business address of each person named in the table below is 12015 Lee Jackson Highway, Fairfax, VA 22033-3300.
    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed outstanding for the purpose of computing the percentage ownership of any person. These shares, however, are not considered outstanding when computing the percentage ownership of any other person.

                                                                                     Class B         Percent Of Vote Of All
                                              Class A Common Stock                 Common Stock     Classes Of Common Stock
                              ---------------------------------------------------  -------------  ---------------------------
                                Shares Beneficially    Shares     Shares to be
                                Owned Prior to this     Being  Beneficially Owned
                                     Offering          Offered After this Offering
                              ------------------------ ------- -------------------
Name                          Number           Percent Offered Number      Percent Number Percent Before Offering After Offering
----                          ------           ------- ------- ------      ------- ------ ------- --------------- --------------
George J. Pedersen (selling
 stockholder, Chairman of the
 Board of Directors, Chief
 Executive Officer and
 President)..................                                    (2)          %      (3)    100%         %               %(2)
John A. Moore, Jr.(4)........                            --                          --      --
Walter W. Vaughan(5).........                            --                          --      --
Michael D. Golden(6).........                            --                          --      --
Bradley H. Feldmann..........   --               --      --      --          --      --      --
R. Evans Hineman.............   --               --      --      --          --      --      --
Stephen W. Porter............   --               --      --      --          --      --      --
Eugene C. Renzi..............   --               --      --      --          --      --      --
Jerry L. Unruh...............   --               --      --      --          --      --      --
All executive officers and
 directors as a group
 (9 persons).................                     %      --                   %             100%         %               %

--------
(1) Includes shares of Class A common stock owned by the ManTech Supplemental Executive Retirement Plan for benefit of Mr. Pedersen, but does not include shares of Class B common stock held by Mr. Pedersen, which convert at the option of the holder of the Class B common stock to Class A common stock on a one-for-one basis.
(2) Assumes no exercise of the underwriters' over-allotment option. If the over-allotment option is exercised in full, Mr. Pedersen will own
    shares (or   %) of our Class A common stock after the closing of this
    offering.

(3) Includes      shares of Class B common stock owned by the Pedersen Family
    Limited Partnership I.
(4) Includes an option to purchase      shares of our Class A common stock
    which is immediately exercisable.
(5) Includes      shares of Class A common stock owned by the Defined Benefit
    Pension Plan and Trust for benefit of Mr. Vaughan.
(6) Includes      shares of Class A common stock owned by the Individual
    Retirement Account of Michael Golden.

                          RELATED PARTY TRANSACTIONS

GSE Systems, Inc.

    ManTech and its designees hold stock in GSE Systems, Inc. (GSE), a company created by the merger of one of our majority-owned subsidiaries and two other entities in 1994. As of September 30, 2001, we owned approximately 17.6% of GSE's common stock. We also hold warrants that are currently exercisable for 150,000 shares of GSE's common stock.

In October 2000, we extended a loan to GSE, which is evidenced by a demand promissory note for $1.8 million, which was amended and subsequently replaced in March 2001. We amended this note in April 2001 to increase the amount due under the note to $3.9 million. The largest aggregate amount outstanding under this note and its predecessor note since October 2000 has been $3.9 million, and as of October 31, 2001, this amount remains outstanding. Interest accrues on this note at the prime lending rate plus 1.0%. The $3.9 million demand note is convertible into shares of Series A preferred stock of GSE, at the option of the holder any time after issuance and prior to the third anniversary of issuance. We intend to convert the $3.9 million demand note into Series A preferred stock upon the American Stock Exchange's approval of the listing of an additional number of shares of GSE common stock. GSE's Series A preferred stock has no voting rights and is subject to a holding period of one year from the date of issuance, after which it is convertible into GSE common stock at a conversion price of $2.645 per share.

    We also extended a loan to GSE, which is evidenced by an additional promissory note to GSE in June 2001. The largest aggregate amount outstanding under this note since June 2001 has been $1.0 million, and as of October 31, 2001 this amount remains outstanding. Interest accrues on this note at the prime lending rate plus 1.0%.

    Under a purchasing arrangement with GSE entered into in January 2001, we combined our purchases of products with purchases for GSE in order to obtain volume discounts, for which GSE paid us the full purchase price plus a handling fee. Purchases under this agreement totaled $843,290 for the nine months ended September 30, 2001. This purchasing arrangement terminated in June 2001, and GSE has no outstanding obligations to us, nor do we have any outstanding obligations to GSE, in connection with this purchasing arrangement.

    Our Chairman of the Board of Directors, Chief Executive Officer and President, George J. Pedersen, as well as John A. Moore, Jr., our Executive Vice President, Chief Financial Officer, Treasurer and Director, own 56,250 and 83,295 shares of GSE common stock, respectively, and serve on GSE's board of directors. Mr. Pedersen and Mr. Moore entered into agreements with GSE in 1999 to serve as executive employees providing strategic planning in acquisitions and divestitures, management of financing arrangements and customer and other business development activities. Under these agreements, GSE pays Mr. Pedersen and Mr. Moore annual fees of $120,000 and $60,000, respectively, and granted Mr. Pedersen and Mr. Moore options to purchase 100,000 and 50,000 shares, respectively, of GSE common stock at an exercise price of $3.3125. Mr. Pedersen and Mr. Moore intend to terminate their respective agreements on or prior to the closing of this offering.

MARE, Incorporated

    ManTech has loaned money to MARE, Inc., a marine products business. Mr. Pedersen's son-in-law is the president of MARE, Inc., and Mr. Pedersen is the owner of 50.0% of the outstanding capital stock of the company. The loan is evidenced by a demand note that accrues interest at a rate of 10.0%. The largest amount outstanding since January 1, 1998 was $1.5 million. As of the date of this prospectus, this note had an outstanding balance of $1.3 million. The principal outstanding under this note is adjusted on a daily basis, based on amounts advanced to or paid down by MARE. As collateral for this note, MARE has pledged to ManTech all of its assets that are not otherwise encumbered. MARE intends to pay the balance of principal and interest due on this note at the closing of this offering.

Repurchases of Stock

    In February 2000, our predecessor corporation purchased 1,000 shares of its Class B common stock from Mr. Michael Golden, one of our directors, for an aggregate purchase price of $86,060, and in December 2000 it purchased an additional 1,000 shares of its Class B common stock for an aggregate purchase price of $123,240.

Legal Services

    Mr. Stephen Porter, one of our directors, is a partner in the law firm of Arnold & Porter, Washington, D.C., which has performed legal services for us from time to time and is expected to do so in the future. The amount of fees we paid to Mr. Porter's law firm did not exceed five percent of that firm's gross revenues in each of its last three full fiscal years.

    Mr. Michael Golden, one of our directors, is a partner in the law firm of Golden & Nelson PLLC, Washington, D.C., which has performed legal services for us from time to time and is expected to do so in the future. The amount of fees we paid to Mr. Golden's law firm during 2000 did not exceed five percent of that firm's gross revenues or $60,000. The amount of fees we paid to Mr. Golden's law firm for services rendered totaled $73,644 in 1998 and $77,978 in 1999.

Ownership of Subsidiary Stock

    From time to time we have allowed certain of our officers or officers of our subsidiaries to purchase minority interests of common stock in our subsidiaries. These purchases have been pursuant to stock purchase and restriction agreements that generally restrict the transferability of the shares, including granting the subsidiary a right of first refusal with respect to any proposed sale of the common stock by the stockholder and granting the subsidiary a right to call the stock in the event of death, permanent disability or termination of the stockholder's employment by us or the subsidiary.

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

                         REGISTRAR AND TRANSFER AGENT

    The registrar and transfer agent for the Class A common stock is     .

                        SHARES ELIGIBLE FOR FUTURE SALE

Shares Outstanding and Freely Tradeable After Offering

    Upon completion of this offering, we will have    shares of Class A common
stock and shares of Class B common stock outstanding (assuming that the underwriters do not exercise their over-allotment option). Shares of Class B common stock are convertible at the option of the holder into an equal number
of shares of Class A common stock. The    shares of Class A common stock to be
sold by us in this offering and all shares sold by the selling stockholder will be freely tradeable without restriction or limitation under the Securities Act of 1933, as amended, except for any such shares held by our "affiliates", as such term is defined under Rule 144 of the Securities Act. Shares of Class A and Class B common stock held by our affiliates may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption
from registration, such as Rule 144. The remaining    shares of our common
stock outstanding upon completion of this offering are restricted securities, as defined under Rule 144 and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration.

Rule 144

    In general, under Rule 144 under the Securities Act of 1933, as currently in effect, beginning 90 days after the closing of this offering, a person, including an affiliate, who has beneficially owned restricted securities that were last purchased from us or an affiliate of ours at least one year before the date the shares are proposed to be sold would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

   . 1% of the then outstanding shares of that class of common stock; or . The reported average weekly trading volume of that class of the common stock on the automated quotation system of a registered securities association or the consolidated transaction reporting system during the four calendar weeks preceding such sale.

    Sales under Rule 144 also are subject to certain requirements regarding the manner of sale, notice and availability of current public information about us. In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who holds shares that were last purchased from us or an affiliate of ours more than two years before the date the shares are proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

    We, our existing stockholders, our executive officers and the directors who hold or are entitled to receive shares of common stock under our stock option plans, have agreed not to offer, sell, contract to sell, grant any option to purchase, announce any intention to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of, directly or indirectly, or file a registration statement under the Securities Act relating to, any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus. See "Underwriting." Upon the expiration of this 180-day lock-up period, substantially all of these shares will become eligible for sale, subject to the restrictions of Rule 144. These restrictions will not affect our ability to:

   . Issue and sell shares of our common stock or make any awards pursuant to our stock option plans;

   . Issue shares of our common stock pursuant to the exercise of stock options currently outstanding or granted pursuant to our stock option plans; or

   . Issue shares of our common stock or securities convertible into, or exercisable or exchangeable for, shares of our common stock in connection with an acquisition of or merger with another corporation as long as such securities are not registered under the Securities Act during this 180-day period. See "Underwriting."

Rule 701

    Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus unless subject to the contractual restrictions previously discussed, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the two-year minimum holding period requirements.

Stock Plan Registration Statements

    We intend to file one or more registration statements under the Securities
Act covering approximately      shares of common stock reserved for issuance
under our 2001 Management Incentive Plan and with respect to the employee stock option held by John A. Moore, Jr. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under the registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the contractual restrictions described above.

     DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS

General

    Our authorized capital stock consists of shares of Class A common stock, $0.01 par value, shares of Class B common stock, $0.01 par value, and shares of preferred stock, $0.01 par value. Together, the Class A common stock and the Class B common stock comprise all of the authorized common stock. As of
, 2001, there were     shares of Class A common stock and     shares of Class B
common stock outstanding and held of record by     and stockholders,
respectively.

Common Stock

    Upon completion of this offering, there will be    shares of Class A common
stock and shares of Class B common stock outstanding. All of the outstanding Class B common stock is beneficially owned by George J. Pedersen, our Chairman of the Board of Directors, Chief Executive Officer and President. This
represents    percent of all of the authorized common stock. In addition an
aggregate of       shares of our common stock will be reserved for issuance
under our stock option plans under which options to purchase    shares of our
Class A common stock will be outstanding as of the date of this prospectus.

    The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. The outstanding shares of our common stock are fully paid and non assessable.

    Voting. Holders of Class A common stock are entitled to one vote for each share held of record, and holders of Class B common stock are entitled to ten votes for each share held of record. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors by proxy, except as required by law. Our common stock does not have cumulative voting rights in the election of directors.

    As a result of this offering, excluding any over-allotment shares, the percentage of the voting power of the outstanding common stock owned or
controlled by Mr. Pedersen will decline to approximately     % if the
underwriters' over-allotment option is exercised in full; but he will continue to control all actions to be taken by the stockholders, including the election of all directors to the board of directors. See "Principal and Selling Stockholders" and "Risk Factors--Our Current Stockholders Will Continue To Control Our Company."

    Dividends; Stock Splits. Holders of the common stock are entitled to receive, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. Each share of Class A common stock and Class B common stock is equal in respect of dividends and other distributions in cash, stock or property, except that in the case of stock dividends, only shares of Class A common stock will be distributed with respect to the Class A common stock and only shares of Class B common stock will be distributed with respect to Class B common stock. In no event will either Class A common stock or Class B common stock be split, divided or combined unless the other class is proportionately split, divided or combined. For example, if we effect a two-for-one stock split with respect to the Class A common stock, we will at the same time effect a two-for-one stock split with respect to the Class B common stock.

    Conversion. The shares of Class A common stock are not convertible into any other series or class of securities. Each share of Class B common stock, however, is freely convertible into one share of Class A common stock at the option of the Class B stockholder. Shares of Class B common stock may not be transferred to third parties. Except for transfers to certain family members, transfers for estate planning purposes or a pledge of the shares as collateral for indebtedness, any attempt to transfer Class B common stock will result in the automatic conversion of the shares into Class A common shares.

    Mergers, Consolidation and Other Transactions. In the event that we enter into any consolidation, merger, combination or other transaction in which shares of common stock are exchanged for other capital stock, cash or property, then the shares of each class of common stock will be exchanged for the same amount of capital stock, cash or property, as the case may be, for which each share of any other class of common stock is exchanged. Holders of each class of common stock may receive different distributions of stock, securities, cash or property if:

   . Shares of common stock are exchanged for shares of capital stock, then the shares exchanged may differ to the extent that the Class A common stock and the Class B common stock differ;

   . The holders of Class A common stock receive an amount of stock, securities, cash or property per share having a value greater than or equal to the value per share for which each share of any other class of common stock is exchanged; or

   . Holders of Class A common stock and holders of Class B common stock receive an amount of stock, securities, cash or property per share in accordance with a transaction approved by the holders of a majority of Class A common stock and by the holders of a majority of Class B common stock, each voting separately as a class.

    Nasdaq. We expect the Class A common stock will be quoted on The Nasdaq National Market under the symbol "MANT."

Preferred Stock

    Subject to Delaware law, the board of directors, without further action by
the stockholders, is authorized to issue an aggregate of     shares of
preferred stock. No shares of preferred stock are outstanding and the board of directors currently has no plans to issue a series of preferred stock. The board of directors may, without stockholder approval, issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effects of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock and of decreasing the amount of earnings or assets available for distribution to the holders of common stock.

Corporate Governance Provisions of Our Certificate of Incorporation and Bylaws

    Advance Notice. Our bylaws require that advance notice of all director nominations or other business matters proposed to be brought before an annual meeting of stockholders be delivered to our secretary at our corporate office not later than 60 days nor more than 120 days prior to the first anniversary of the date on which we first mailed our proxy materials for the prior year's annual meeting of stockholders. This provision may make it more difficult for stockholders to nominate or elect directors or take action opposed by our board.

    Special Meetings. Our certificate of incorporation and bylaws provide that special meetings of the stockholders may be called by our Secretary at the direction of:

    . the affirmative vote of a majority of the board of directors;

    . the chairman of the board of directors;

    . the chief executive officer; or

    . the holders of shares representing a majority of the voting power of the outstanding common stock entitled to vote at such meeting of stockholders.

    No Stockholder Action by Written Consent. Our certificate of incorporation provides that stockholders entitled to take action on any matter may act solely at a meeting of stockholders duly called and held in accordance with law and our certificate of incorporation and bylaws and may not act by a consent or consents in writing. Accordingly, our stockholders will not be able to take action by written consent in lieu of a meeting. This provision may have the effect of deterring hostile takeovers or delaying changes in control or management.

    Indemnification of Directors and Officers. Our certificate of incorporation and bylaws provide a right to indemnification to the fullest extent permitted by law for expenses, attorney's fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any person whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in ManTech's right by reason of the fact that he or she is or was our director or officer or while our director or officer, is or was serving at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent permitted under the Delaware General Corporation Law. Our certificate of incorporation and bylaws also provide for the advancement of expenses to an indemnified party. Additionally, we may indemnify any employee or agent of ours to the fullest extent permitted by law. Our bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.

Certain Provisions of Delaware Law

    We are a Delaware corporation and are therefore subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior did own, 15.0% or more of our voting stock.

Limitations on Liability and Indemnification of Officers and Directors

    Our certificate of incorporation provides that none of the directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

   .  Any breach of the director's duty of loyalty to us or our stockholders;

   . Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

   . The payment of unlawful dividends and certain other actions prohibited by Delaware General Corporation Law; and

   . Any transaction from which the director derived any improper personal benefits.

    The effect of this provision of our certificate of incorporation is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care.

                              TAX CONSIDERATIONS

    This is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock if you are a beneficial owner of shares other than:

   .  A citizen or resident of the United States;

   . A corporation, partnership or other entity created or organized in, or under the laws of, the United States or any political subdivision of the United States;

   . An estate, the income of which is subject to U.S. federal income taxation regardless of its source;

   . A trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

   . A trust that existed on August 20, 1996, was treated as a U.S. person on August 19, 1996, and elected to be treated as a U.S. person.

    This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States income tax laws such as a:

   .  Controlled foreign corporation;

   .  Passive foreign investment company;

   .  Foreign personal holding company;

   .  Company that accumulates earnings to avoid U.S. federal income tax;

   .  Foreign tax-exempt organization;

   .  Financial institution;

   .  Broker or dealer in securities; or

   .  Former U.S. citizen or resident.

    This summary does not discuss any aspect of state, local or non-United States taxation. This summary is based on current provisions of the Internal Revenue Code, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended as tax advice.

    We urge prospective non-United States stockholders to consult their tax advisors regarding the United States federal, state, local and non-United States income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

    In general, any distributions we make to you with respect to your shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30.0% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Internal Revenue Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of our common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of our common stock.

    Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you, generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a "branch profits tax" at a rate of 30.0%, or a lower rate specified by an applicable income tax treaty. Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of Our Common Stock

    You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

   . The gain is effectively connected with your conduct of a trade or business within the United States and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain;

   . You are an individual, you hold your shares of our common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

   . We are or have been a "United States real property holding corporation" for U.S. federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of our common stock, more than 5.0% of our Class A common stock.

    Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax, as discussed above, also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the

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

United States, your gain may be exempt from U.S. tax under the treaty. If you are described in the second bullet point above, you generally will be subject to U.S. tax at a rate of 30.0% on the gain realized, although the gain may be offset by some U.S. source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

    We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of our common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

    The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons at a rate of 30.5% (with scheduled reductions through 2006 and a scheduled increase to 31.0% in 2011) of the gross amount. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-U.S. person or you are a corporation or one of several types of entities and organizations that qualify for exemption.

    Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of our common stock through a U.S. broker or the United States office of a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to you and also backup withhold at a rate of 30.5% (with scheduled reductions through 2006 and a scheduled increase to 31.0% in 2011) of that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-U.S. person or you are a corporation or one of several types of entities and organizations that qualify for exemption. Information reporting and backup withholding, if the appropriate certification is not provided, also apply if you sell your shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States.

    Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

    Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal tax purposes, of the United States at the time of his or her death will be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                 UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement between us, the selling stockholder and the underwriters, each of the underwriters named below has severally agreed to purchase, and we and the selling stockholder have agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

Underwriters                         Number of Shares
Jefferies & Company, Inc............
Legg Mason Wood Walker, Incorporated
Total...............................

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares offered by us and the selling stockholder are subject to some conditions. The underwriters are obligated to purchase all of the shares offered by us and the selling stockholder, other than those covered by the over-allotment option described below, if any of the shares are purchased. The underwriting agreement also provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

    Prior to this offering, there has been no public market for the Class A common stock. The initial offering price will be negotiated among us and the representatives for the underwriters. Among the factors to be considered in determining the initial public offering price of the Class A common stock shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and consideration of the above factors in relation to market valuations of companies in related businesses. There can be no assurance, however, that the prices at which the Class A common stock shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the shares will develop and continue after this offering.

    The underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover of this prospectus, and to some
dealers at that price less a concession not in excess of $    per share. The
underwriters may allow, and those dealers may reallow, a discount not in excess
of $    per share to other dealers. After this offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriters.

    We and the selling stockholder have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to
purchase, in whole or in part, up to     additional shares at the public
offering price less the underwriting discount set forth on the cover of this prospectus.

The underwriters may exercise that option only to cover over-allotments, if any, made in connection with the sale of the shares offered by us and the selling stockholder. To the extent that option is exercised, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment as indicated in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise
of the underwriters' option to purchase        additional shares.

                        Paid By Us Paid By The Selling Stockholder
                        ---------- -------------------------------
                                      Without           With
                                    Exercise of   Full Exercise of
                                   Over-allotment  Over-allotment
                                   -------------- ----------------
              Per share     $            $               $
              Total....     $            $               $

    We estimate that the total expenses of this offering, excluding the
underwriting discounts and commissions, will be approximately $   . These
expenses will be paid by us and the selling stockholder in proportion to the number of shares sold by each of us and the selling stockholder.

    This offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

    We have applied to have the Class A common stock approved for qualification on The Nasdaq National Market under the symbol "MANT."

    Our executive officers and directors and certain stockholders holding shares have agreed that they will not, without the prior written consent of Jefferies & Company, Inc. directly or indirectly, offer, sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose (or announce any of the foregoing) of any shares of capital stock, options or warrants to acquire shares of capital stock or any securities convertible into or exchangeable for or any other rights to purchase or acquire shares of capital stock owned by them for a period of 180 days following the date of this prospectus, except for shares offered by this prospectus. We have agreed that we will not, without the prior written consent of Jefferies & Company, Inc. directly or indirectly, offer, sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose (or announce any of the foregoing) of any shares of capital stock, options or warrants to acquire shares of capital stock or securities convertible into or exchangeable for shares of capital stock for a period of 180 days following the date of this prospectus.

    We have been advised by the representatives that, in accordance with Regulation M under the Securities Act, some persons participating in this offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market.

    A "syndicate covering transaction" is a bid for or the purchase of shares on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with this offering. The underwriters may create a syndicate short position by making short sales of our shares and may purchase our shares in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales can be either "covered" or "naked." "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares from us and the selling stockholder in this offering. "Naked" short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or "cover" this position by either exercising all or part of the over- allotment option to purchase additional shares from us and the selling stockholder or by engaging in "syndicate covering transactions." The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. The underwriters must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

    A "stabilizing bid" is a bid for or the purchase of shares on behalf of the underwriters for the purpose of fixing or maintaining the price of our Class A common stock. A "penalty bid" is an arrangement that permits the representatives to reclaim the selling concession from an underwriter or a syndicate member when shares sold by such underwriter or syndicate members are purchased by the representatives in a syndicate covering transaction and, therefore, have not been effectively placed by the underwriter or syndicate member.

    We have been advised by the representatives that these transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time. Similar to other purchase activities, these activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

    Both Jefferies & Company and Quarterdeck Investment Partners, LLC, which is affiliated with Jefferies & Company (which we refer to collectively as our financial advisors), have provided and in the future may provide investment banking and other financial advisory services to us for which we have paid and expect to pay customary fees and expenses. In connection with our engagement of these financial advisors, we have granted to them a right of first refusal to act as managers or co-managers of a subsequent offering of securities by us.

    Quarterdeck Investment Partners has provided financial advisory services to us with respect to this offering. In consideration for such services, Quarterdeck will be paid a fee. This fee is included in the table set forth above detailing the underwriters' compensation on a total and per share basis. Quarterdeck Investment Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except its contractual relationship with us relating to the investment banking and financial advisory services provided to us which are described above.

                           VALIDITY OF COMMON STOCK

    The validity of the shares of Class A common stock offered by us in this offering and the shares of Class A common stock offered by the selling stockholder will be passed upon for us and the selling stockholder by Gibson, Dunn & Crutcher LLP, Washington, D.C. Certain legal matters relating to this offering will be passed upon for the underwriters by Morgan Lewis & Bockius LLP, New York, New York.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1999 and 2000 and September 30, 2001 and for the years ended December 31, 1999 and 2000, and the nine months ended September 30, 2001, included in this prospectus and the related financial statement schedule included elsewhere in this registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    The consolidated financial statements for the year ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. We have also included our financial statement schedule for the same period in the registration statement along with PricewaterhouseCoopers LLP report on the schedule.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the Class A common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the following public reference facilities of the Securities and Exchange Commission:

Washington, D.C.       Chicago, Illinois
Room 1024              500 West Madison Street
450 Fifth Street, N.W. Suite 1400
Washington, D.C. 20549 Chicago, Illinois 60661

    You can request copies of these documents upon payment of a duplicating fee by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the Securities and Exchange Commission at www.sec.gov.

    We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                    Page
-                                                                                                   ----
Independent Auditors' Report.......................................................................  F-2

Report of Independent Accountants..................................................................  F-3

Consolidated Balance Sheets as of December 31, 1999 and 2000 and September 30, 2001................  F-4

Consolidated Statements of Income for the years ended December 31, 1998, 1999 and 2000 and the nine months ended September 30, 2000 (unaudited) and 2001.............................................  F-6

Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1998,
  1999 and 2000 and the nine months ended September 30, 2001.......................................  F-7

Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1999 and 2000 and for the nine months ended September 30, 2000 (unaudited) and 2001....................................  F-8

Notes to Consolidated Financial Statements......................................................... F-10

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of ManTech International Corporation
  Fairfax, Virginia:

    We have audited the accompanying consolidated balance sheets of ManTech International Corporation and subsidiaries (the Company) as of December 31, 1999 and 2000 and September 30, 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended December 31, 1999 and 2000 and the nine months ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ManTech International Corporation and subsidiaries at December 31, 1999 and 2000 and September 30, 2001, and the results of their operations and their cash flows for the years ended December 31, 1999 and 2000 and the nine months ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

    As discussed in Note 8, effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended.

DELOITTE & TOUCHE LLP

McLean, Virginia
November 16, 2001

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of MANTECH INTERNATIONAL CORPORATION:

In our opinion, the accompanying consolidated statement of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of ManTech International Corporation (the Company) for the year ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

McLean, Virginia
April 26, 1999, except for Note 16,
as to which the date is June 7, 1999 and
Note 15, as to which the date
is November 15, 2001

                    MANTECH INTERNATIONAL CORPORATION
                       CONSOLIDATED BALANCE SHEETS
                         (Dollars in Thousands)
                                            December 31,    September 30,
                                          ----------------- -------------
                                            1999     2000       2001
                                          -------- -------- -------------
                 ASSETS

CURRENT ASSETS:
 Cash and cash equivalents............... $ 19,571 $ 29,578   $ 18,231
 Receivables--net........................   88,482   83,481     90,849
 Inventory...............................      756       --         --
 Prepaid expenses and other..............    5,757   11,893      6,808
 Assets held for sale....................   34,770   26,521     22,387
                                          -------- --------   --------
   Total current assets..................  149,336  151,473    138,275

Property and equipment--net..............    8,803    7,033      6,746
Goodwill and other intangibles...........   14,598   12,347     11,226
Investments..............................    4,614    3,810      4,366
Employee supplemental savings plan assets    6,045    6,898      7,003
Other assets.............................    2,674    5,282      9,445
                                          -------- --------   --------
TOTAL ASSETS............................. $186,070 $186,843   $177,061
                                          ======== ========   ========

                       MANTECH INTERNATIONAL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                            (Dollars in Thousands)

                                                                          December 31,     September 30,
                                                                       ------------------  -------------
                                                                         1999      2000        2001
                                                                       --------  --------  -------------
                 LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Current portion of debt.............................................. $  4,501  $  4,200    $  2,769
 Accounts payable and accrued expenses................................   21,781    19,923      21,870
 Accrued salaries and related expenses................................   13,502    15,349      18,211
 Deferred income taxes................................................   15,882    16,722      15,697
 Billings in excess of revenue earned.................................    3,243     7,939       4,393
 Liabilities held for sale............................................   23,643    15,458      13,319
                                                                       --------  --------    --------
   Total current liabilities..........................................   82,552    79,591      76,259

Debt--net of current portion..........................................   72,005    73,000      66,668
Deferred rent.........................................................      513       441         597
Accrued retirement....................................................    7,548     8,382       8,480
Deferred income taxes.................................................    2,347     2,139       2,140
Minority interest.....................................................       95        34          53
                                                                       --------  --------    --------
TOTAL LIABILITIES.....................................................  165,060   163,587     154,197
                                                                       --------  --------    --------

COMMITMENTS AND CONTINGENCIES

REDEEMABLE CLASS B COMMON STOCK.......................................    1,462     1,462       1,462

STOCKHOLDERS' EQUITY:
 Common stock, Class A--no par value; 25,000,000 shares authorized;
   4,111,502 shares issued; 1,022,882, 1,033,938 and 1,040,566 shares outstanding at December 31, 1999 and 2000, and September 30, 2001,
   respectively.......................................................    1,179     1,179       1,179
 Common stock, Class C--no par value; 100,000 shares authorized;
   71,664 shares issued and outstanding...............................       21        21          21
 Additional paid in capital...........................................       --     1,326       2,468
 Retained earnings....................................................   31,770    33,509      33,246
 Accumulated other comprehensive loss.................................     (159)     (240)     (1,540)
 Deferred compensation................................................      640       640         640
 Treasury stock--at cost; 3,088,620, 3,077,564 and 3,070,936 shares of
   Class A; and 39,156, 47,738 and 47,738 shares of Class B at
   December 31, 1999 and 2000, and September 30, 2001, respectively...  (13,903)  (14,641)    (14,612)
                                                                       --------  --------    --------
   Total stockholders' equity.........................................   19,548    21,794      21,402
                                                                       --------  --------    --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............................ $186,070  $186,843    $177,061
                                                                       ========  ========    ========

                See notes to consolidated financial statements.

                       MANTECH INTERNATIONAL CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                (Dollars in Thousands Except Per Share Amounts)

                                                                                           Nine Months Ended
                                                       Year Ended December 31,               September 30,
                                                 ----------------------------------     ----------------------
                                                    1998         1999         2000         2000         2001
                                                 ----------   ----------   ----------   -----------  ----------
                                                                                        (Unaudited)
REVENUES........................................ $  314,309   $  353,924   $  378,827   $  280,970   $  316,266
COST OF SERVICES................................    265,189      296,306      315,414      234,834      258,412
                                                 ----------   ----------   ----------   ----------   ----------
  GROSS PROFIT..................................     49,120       57,618       63,413       46,136       57,854
                                                 ----------   ----------   ----------   ----------   ----------
COSTS AND EXPENSES:
  General and administrative....................     33,389       39,175       41,545       30,993       33,166
  Depreciation and amortization.................      2,284        3,275        3,279        2,448        2,451
                                                 ----------   ----------   ----------   ----------   ----------
    Total costs and expenses....................     35,673       42,450       44,824       33,441       35,617
                                                 ----------   ----------   ----------   ----------   ----------
INCOME FROM OPERATIONS..........................     13,447       15,168       18,589       12,695       22,237

Interest expense................................      4,020        4,122        4,438        3,316        2,383
Loss from investment default....................      5,230           --           --           --           --
Equity in (earnings) losses of affiliates.......       (911)        (810)       1,162          (53)        (869)
Other income....................................        (29)        (443)        (123)         (20)        (517)
                                                 ----------   ----------   ----------   ----------   ----------
INCOME BEFORE PROVISION FOR INCOME
 TAXES AND MINORITY INTEREST....................      5,137       12,299       13,112        9,452       21,240
Provision for income taxes......................     (2,183)      (5,466)      (5,974)      (4,327)      (9,062)
Minority interest...............................        (33)         (37)         (13)         (12)         (18)
                                                 ----------   ----------   ----------   ----------   ----------
INCOME FROM CONTINUING OPERATIONS...............      2,921        6,796        7,125        5,113       12,160
Loss from discontinued operations--net..........     (1,268)      (2,727)      (4,667)      (3,124)      (6,533)
Loss on disposal of discontinued operations--net         --           --         (719)        (719)      (5,890)
                                                 ----------   ----------   ----------   ----------   ----------
NET INCOME (LOSS)............................... $    1,653   $    4,069   $    1,739   $    1,270   $     (263)
                                                 ==========   ==========   ==========   ==========   ==========
INCOME FROM CONTINUING OPERATIONS
 AVAILABLE TO COMMON STOCKHOLDERS............... $    2,838   $    6,796   $    7,125   $    5,113   $   12,160
                                                 ==========   ==========   ==========   ==========   ==========
BASIC EARNINGS (LOSS) PER SHARE:
  Income from continuing operations............. $     2.46   $     5.98   $     6.29   $     4.53   $    10.68
  Loss from discontinued operations.............      (1.10)       (2.40)       (4.76)       (3.40)      (10.91)
                                                 ----------   ----------   ----------   ----------   ----------
                                                 $     1.36   $     3.58   $     1.53   $     1.13   $    (0.23)
                                                 ----------   ----------   ----------   ----------   ----------
Weighted average common shares outstanding......  1,152,790    1,135,659    1,132,140    1,129,831    1,138,449
                                                 ==========   ==========   ==========   ==========   ==========
DILUTED EARNINGS (LOSS) PER SHARE:
  Income from continuing operations............. $     2.43   $     5.93   $     6.24   $     4.49   $    10.59
  Loss from discontinued operations.............      (1.09)       (2.38)       (4.72)       (3.37)      (10.82)
                                                 ----------   ----------   ----------   ----------   ----------
                                                 $     1.34   $     3.55   $     1.52   $     1.12   $    (0.23)
                                                 ----------   ----------   ----------   ----------   ----------
Weighted average common shares outstanding......  1,168,289    1,145,448    1,141,929    1,139,620    1,148,238
                                                 ==========   ==========   ==========   ==========   ==========

                See notes to consolidated financial statements.

                       MANTECH INTERNATIONAL CORPORATION
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                            (Dollars in Thousands)

                                                                                                  Accumulated Other
                                                    Common   Additional    Comprehensive Retained   Comprehensive     Deferred
                                                    Stock  Paid In Capital Income (Loss) Earnings   Income (Loss)   Compensation
                                                    ------ --------------- ------------- -------- ----------------- ------------
BALANCE, JANUARY 1, 1998........................... $1,200     $   --                    $26,131       $  (163)         $ --
  Net income.......................................                           $ 1,653      1,653
                                                                              -------
  Other comprehensive income (loss):...............
   Net unrealized holding gain--net of income tax
    provision of $70...............................                               110
   Translation adjustments.........................                               (70)
                                                                              -------
  Other comprehensive income.......................                                40                       40
                                                                              -------
  Comprehensive income.............................                           $ 1,693
                                                                              =======
  Dividends on redeemable common stock.............                                          (83)
  Redemption of Class B common stock...............
  Common stock held in rabbi trust.................                                                                      640
                                                    ------     ------                    -------       -------          ----
BALANCE, DECEMBER 31, 1998.........................  1,200         --                     27,701          (123)          640
  Net income.......................................                           $ 4,069      4,069
                                                                              -------
  Other comprehensive loss:........................
   Translation adjustments.........................                               (36)
                                                                              -------
  Other comprehensive loss.........................                               (36)                     (36)
                                                                              -------
  Comprehensive income.............................                           $ 4,033
                                                    ------     ------         =======    -------       -------          ----
BALANCE, DECEMBER 31, 1999.........................  1,200         --                     31,770          (159)          640
  Net income.......................................                           $ 1,739      1,739
                                                                              -------
  Other comprehensive loss:........................
   Translation adjustments.........................                               (81)
                                                                              -------
  Other comprehensive loss.........................                               (81)                     (81)
                                                                              -------
  Comprehensive income.............................                           $ 1,658
                                                                              =======
  Contribution of Class A common stock to Employee
   Stock Ownership Plan............................             1,326
  Redemption of Class B common stock...............
                                                    ------     ------                    -------       -------          ----
BALANCE, DECEMBER 31, 2000.........................  1,200      1,326                     33,509          (240)          640
  Net loss.........................................                           $  (263)      (263)
                                                                              -------
  Other comprehensive loss:........................
   Cash flow hedge.................................                            (1,251)
   Translation adjustments.........................                               (49)
                                                                              -------
  Other comprehensive loss.........................                            (1,300)                  (1,300)
                                                                              -------
  Comprehensive loss...............................                           $(1,563)
                                                                              =======
  Contribution of Class A common stock to Employee
   Stock Ownership Plan............................             1,142
                                                    ------     ------                    -------       -------          ----
BALANCE, SEPTEMBER 30, 2001........................ $1,200     $2,468                    $33,246       $(1,540)         $640
                                                    ======     ======                    =======       =======          ====




















                                                    Treasury  Total Stockholders'
                                                     Stock          Equity
                                                    --------  -------------------
BALANCE, JANUARY 1, 1998........................... $(10,337)       $16,831
  Net income.......................................                   1,653

  Other comprehensive income (loss):...............
   Net unrealized holding gain--net of income tax
    provision of $70...............................
   Translation adjustments.........................

  Other comprehensive income.......................                      40

  Comprehensive income.............................

  Dividends on redeemable common stock.............                     (83)
  Redemption of Class B common stock...............   (2,926)        (2,926)
  Common stock held in rabbi trust.................     (640)            --
                                                    --------        -------
BALANCE, DECEMBER 31, 1998.........................  (13,903)        15,515
  Net income.......................................                   4,069

  Other comprehensive loss:........................
   Translation adjustments.........................

  Other comprehensive loss.........................                     (36)

  Comprehensive income.............................
                                                    --------        -------
BALANCE, DECEMBER 31, 1999.........................  (13,903)        19,548
  Net income.......................................                   1,739

  Other comprehensive loss:........................
   Translation adjustments.........................

  Other comprehensive loss.........................                     (81)

  Comprehensive income.............................

  Contribution of Class A common stock to Employee
   Stock Ownership Plan............................       37          1,363
  Redemption of Class B common stock...............     (775)          (775)
                                                    --------        -------
BALANCE, DECEMBER 31, 2000.........................  (14,641)        21,794
  Net loss.........................................                    (263)

  Other comprehensive loss:........................
   Cash flow hedge.................................
   Translation adjustments.........................

  Other comprehensive loss.........................                  (1,300)

  Comprehensive loss...............................

  Contribution of Class A common stock to Employee
   Stock Ownership Plan............................       29          1,171
                                                    --------        -------
BALANCE, SEPTEMBER 30, 2001........................ $(14,612)       $21,402
                                                    ========        =======

                See notes to consolidated financial statements.

                       MANTECH INTERNATIONAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Dollars in Thousands)

                                                                                         Nine Months Ended
                                                              Year Ended December 31,      September 30,
                                                             -------------------------  -------------------
                                                              1998     1999     2000       2000      2001
                                                             -------  -------  -------  ----------- -------
                                                                                        (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss).......................................... $ 1,653  $ 4,069  $ 1,739    $ 1,270   $  (263)
 Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
   Equity in (earnings) losses of affiliates................    (911)    (810)   1,162        (53)     (869)
   Loss from discontinued operations........................   1,268    2,727    4,667      3,124     6,533
   Loss on disposal of discontinued operations..............      --       --      719        719     5,890
   Deferred income taxes....................................    (196)    (338)     981        451      (134)
   Minority interest in income of consolidated
     subsidiaries...........................................      33       37       15         11        19
   Loss from investment default.............................   5,230       --       --         --        --
   Loss (gain) on disposal of property and equipment........       6     (183)     142        289        88
   Depreciation and amortization............................   4,379    5,635    5,548      4,173     3,868
   Change in assets and liabilities--net of effects from
     acquired and disposed businesses:
     (Increase) decrease in receivables.....................  (3,133)  (9,965)   5,010     (5,885)   (7,389)
     (Increase) decrease in prepaid expenses and
       other................................................    (160)   2,637   (8,180)    (6,246)    4,157
     (Increase) decrease in inventory.......................    (263)     171      755        755        --
     (Decrease) increase in accounts payable and
       accrued expenses.....................................    (740)   5,144   (1,377)    (4,734)      (54)
     (Decrease) increase in accrued salaries and related
       expenses.............................................    (503)      10    3,211      5,601     3,953
     (Decrease) increase in billings in excess of revenue
       earned...............................................  (1,418)  (1,380)   4,699        516    (3,537)
     (Decrease) increase in deferred rent...................     (44)      51      (73)       (17)      157
     Increase in accrued retirement.........................   2,708    1,582      834      1,228        97
                                                             -------  -------  -------    -------   -------
       Net cash provided by operating activities of
         continuing operations..............................   7,909    9,387   19,852      1,202    12,516
                                                             -------  -------  -------    -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment.........................  (3,538)  (2,181)  (1,344)      (964)   (1,616)
 Proceeds from sales of property and equipment..............     113    1,168      225        222        --
 Proceeds from notes receivable.............................     207       --       --         --        --
 Loans receivable from GSE..................................      --       --   (1,550)        --    (3,350)
 Investment in GSE Common Stock.............................      --       --     (500)      (500)       --
 Investment in capitalized software products................  (1,787)    (900)    (316)      (233)     (933)
 Investment in ADG, net of cash acquired of $4,429..........      --      (19)    (496)      (372)       --
 Investment in REVIVE.......................................      --     (677)      --         --        --
 (Investment in) dividends from MASI U.K....................      --       --     (216)      (216)      285
                                                             -------  -------  -------    -------   -------
       Net cash used in investing activities of
         continuing operations..............................  (5,005)  (2,609)  (4,197)    (2,063)   (5,614)
                                                             -------  -------  -------    -------   -------

                       MANTECH INTERNATIONAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Dollars in Thousands)

                                                                                Nine Months Ended
                                                    Year Ended December 31,       September 30,
                                                   -------------------------  --------------------
                                                    1998     1999     2000       2000       2001
                                                   -------  -------  -------  ----------- --------
                                                                              (Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase (decrease) in borrowings under lines
   of credit......................................   5,717    7,900    4,413       (269)    (4,344)
 Repayment of term loan...........................    (800)  (3,200)  (2,400)    (1,600)    (2,400)
 Repayment of notes payable.......................    (375)  (1,204)    (276)      (276)    (1,000)
 Repayment of mortgage............................     (75)  (1,163)      --         --         --
 Payment of not-to-compete financings.............    (443)    (337)  (1,000)    (1,000)        --
 Repurchase of Class B common stock...............  (2,926)      --     (775)      (652)        --
 Redemption of preferred stock....................  (8,029)      --       --         --         --
 Proceeds from subordinated debt..................   8,000       --       --         --         --
 Proceeds from exercise of stock options..........     269       --       --         --         --
 Dividends paid...................................     (83)      --       --         --         --
                                                   -------  -------  -------    -------   --------
       Net cash provided by (used in)
         financing activities of continuing
         operations...............................   1,255    1,996      (38)    (3,797)    (7,744)
                                                   -------  -------  -------    -------   --------

EFFECT OF EXCHANGE RATE CHANGES ON
  CASH AND CASH EQUIVALENTS.......................       5      (39)     167        (98)         3
                                                   -------  -------  -------    -------   --------

NET CASH USED IN DISCONTINUED
  OPERATIONS......................................  (6,910)  (3,736)  (5,777)    (3,449)   (10,508)
                                                   -------  -------  -------    -------   --------

NET (DECREASE) INCREASE IN CASH AND
  CASH EQUIVALENTS................................  (2,746)   4,999   10,007     (8,205)   (11,347)

CASH AND CASH EQUIVALENTS, BEGINNING
  OF PERIOD.......................................  17,318   14,572   19,571     19,571     29,578
                                                   -------  -------  -------    -------   --------

CASH AND CASH EQUIVALENTS, END OF
  PERIOD.......................................... $14,572  $19,571  $29,578    $11,366   $ 18,231
                                                   =======  =======  =======    =======   ========


                See notes to consolidated financial statements

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001


1.  Description of the Business

    ManTech International Corporation delivers a broad array of information technology and technical services solutions to U.S. federal government customers, focusing primarily on critical national defense programs for the intelligence community and Department of Defense. We design, develop, procure, implement, operate, test and maintain mission-critical, enterprise information technology and communication systems and infrastructures for our federal government customers in the United States and 28 countries worldwide.

2.  Summary of Significant Accounting Policies

    Principles of Consolidation--The accompanying consolidated financial statements include the accounts of ManTech International Corporation and its majority-owned subsidiaries (the Company). Minority interest represents minority stockholders' proportionate share of the equity in one of the Company's consolidated subsidiaries. The Company's share of affiliates' earnings (losses) is included in the consolidated statements of income using the equity method (see note 12). All intercompany accounts and transactions have been eliminated.

    Use of Accounting Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors that are difficult to predict and are beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

    Revenue Recognition--The majority of the Company's revenues are derived from cost-plus-fixed-fee, cost-plus-award-fee, firm-fixed-price, or time-and-materials contracts. Under cost-plus-fixed or award-fee contracts, revenues are recognized as costs are incurred and include an estimate of applicable fees earned. Under firm-fixed-price contracts, revenues are estimated on the percentage of completion method, on the basis of costs incurred in relation to estimated total costs, or upon delivery of specific products or services, as appropriate. For time-and-material contracts, revenues are computed by multiplying the number of direct labor-hours expended in the performance of the contract by the contract billing rates and adding other billable direct costs. Performance incentives are incorporated in certain contracts, which provide increased and decreased revenues based on actual performance compared to established targets. Incentives based upon cost performance are recorded currently and other incentives and awards are recorded when the amounts can be reasonably determined, or are awarded. In certain circumstances, revenues are recognized when contract amendments have not been finalized. Anticipated losses are recognized in the accounting period in which they are first determined.

    Cost of Services--Cost of services consists primarily of compensation expenses for program personnel and direct expenses incurred to complete programs, including cost of materials and subcontract efforts.

    Cash and Cash Equivalents--For the purpose of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and short-term investments with maturity dates of three months or less at the date of purchase.

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001

2.  Summary of Signficant Accounting Policies (Continued)


    Property and Equipment--Property and equipment are recorded at original cost. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income. Maintenance and repairs are charged to expense as incurred.

    Depreciation and Amortization--Furniture and office equipment are depreciated using the straight-line method with estimated useful lives ranging from five to fifteen years. Leasehold improvements are amortized using the straight-line method over a life of five years, or the term of the lease, whichever is shorter.

    Inventory--Inventory is carried at the lower of cost or market. Cost is computed on a specific identification basis.

    Goodwill and Other Intangibles--Goodwill, the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired companies, is amortized on a straight-line basis over periods ranging from two to twenty years. Contract rights and other intangibles are amortized on a straight-line basis over periods ranging from three to five years.

    Software Development Costs--The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. For projects fully funded by the Company, significant development costs are capitalized from the point of demonstrated technological feasibility until the point in time that the product is available for general release to customers. Once the product is available for general release, capitalized costs are amortized on a straight-line basis over a five-year period or other such shorter period as may be required. The Company recorded $29,000, $431,000, and $665,000 of amortization expense for the years ended December 31, 1998, 1999 and 2000, respectively, and $499,000 for the nine months ended September 30, 2001. Capitalized software costs included in other intangibles at December 31, 1999 and 2000, and September 30, 2001 were $2,380,000, $2,031,000 and $2,465,000, respectively.

    Impairment of Long-Lived Assets--Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets, including goodwill, software development costs and other intangibles, may not be fully recoverable, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. If any impairment were indicated as a result of this review, the Company would recognize a loss based on the amount by which the carrying amount exceeds the estimated discounted future cash flows. The Company believes that no impairments exist as of September 30, 2001.

    Income Taxes--Deferred income taxes are recognized based on the estimated future tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized. Income tax expense represents the current tax provision for the period and the change during the period in deferred tax assets and liabilities. No provision is made for U.S. taxes on foreign subsidiaries where earnings are expected to be reinvested indefinitely.

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001

2.  Summary of Significant Accounting Policies (Continued)


    Foreign Currency Translation--All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average monthly exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded as a component of Accumulated other comprehensive income (loss).

    Comprehensive Income (Loss)--Comprehensive income (loss) consists of net income (loss), unrealized gains or losses on certain investments, cash flow hedge and foreign currency translation adjustments and is presented in the Consolidated Statements of Changes in Stockholders' Equity.

    Stock-Based Compensation--As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, the Company accounts for stock-based awards using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense has been recognized in the financial statements related to employee stock option awards.

    Fair Value of Financial Instruments--The carrying value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values.

    New Accounting Pronouncements--In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, which requires that all business combinations be accounted for by a single method - the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The Company does not expect the adoption of the provisions of SFAS No. 141 to have a material impact on its consolidated financial position or results of operations.

    In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that, upon its adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. The Company has not yet completed its analysis of this new pronouncement and the impact it will have on the consolidated financial statements.

    In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement cost would be capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. The Company has not yet completed its analysis of this new pronouncement and the impact it will have on the consolidated financial statements.

    In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which replaces SFAS No. 121. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001

2.  Summary of Significant Accounting Policies (Continued)

operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company has not yet completed its analysis of this new pronouncement and the impact it will have on the consolidated financial statements.

    Reclassifications--Certain reclassifications have been made to previously reported balances to conform with the current-period presentation.

3.  Earnings per Share

    Basic earnings per share has been computed by dividing net income available to common stockholders by the weighted average number of shares of Class A, Class B and Class C Common Stock outstanding during each period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding. Diluted earnings per share have been computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during each period.

    Basic and diluted earnings available to common stockholders are the same and are computed as follows (in thousands):

                                                                       Nine Months Ended
                                               Year Ended December 31,   September 30,
                                               ----------------------- ------------------
                                                1998     1999    2000     2000      2001
                                                -----    -----  -----  ----------- ------
                                                                       (Unaudited)
Income from continuing operations............. 2,921    6,796   7,125     5,113    12,160
Less: Dividends paid to Redeemable Class B
  common stockholders.........................   (83)      --      --        --        --
                                                -----    -----  -----     -----    ------
Income from continuing operations available to
  common stockholders......................... 2,838    6,796   7,125     5,113    12,160
                                                =====    =====  =====     =====    ======

    The weighted average number of common shares outstanding is computed as follows (in thousands):

                                                                      Nine Months Ended
                                              Year Ended December 31,   September 30,
                                              ----------------------- -----------------
                                               1998    1999    2000      2000     2001
                                               -----   -----   -----  ----------- -----
                                                                      (Unaudited)
Basic weighted average common shares
  outstanding................................ 1,153   1,135   1,132      1,130    1,138
Effect of potential exercise of stock options    15      10      10         10       10
                                               -----   -----   -----     -----    -----
Diluted weighted average common shares
  outstanding................................ 1,168   1,145   1,142      1,140    1,148
                                               =====   =====   =====     =====    =====

4.  Business Segment and Geographic Area Information

    The Company operates as one segment, delivering a broad array of information technology and technical services solutions under contracts with the U.S. Government. No single customer accounted

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001

4.  Business Segment and Geographic Area Information (Continued)

for 10% or more of the Company's accounts receivable or revenues as of or for the years ended December 31, 1998, 1999 and 2000, and nine months ended September 30, 2001. In addition, there were no sales to any customers within a single country except for the United States where the sales accounted for 10% or more of total revenue. Substantially all assets of continuing operations were held in the United States for the years ended December 31, 1998, 1999 and 2000, and nine months ended September 30, 2001. Revenues by geographic customer and the related percentages of total revenues for the years ended December 31, 1998, 1999 and 2000, and the nine months ended September 30, 2001, were as follows (in thousands):

                                                     Nine Months Ended
                          Year Ended December 31,      September 30,
                       ----------------------------  -----------------
                         1998      1999      2000          2001
                       --------  --------  --------  -----------------
         United States $312,507  $352,423  $373,989      $311,214
         International    1,802     1,501     4,838         5,052
                       --------  --------  --------      --------
                       $314,309  $353,924  $378,827      $316,266
                       ========  ========  ========      ========
         United States     99.4%     99.6%     98.7%         98.4%
         International      0.6       0.4       1.3           1.6
                       --------  --------  --------      --------
                          100.0%   100.0%    100.0%        100.0%
                       ========  ========  ========      ========

5.  Revenues and Receivables

    The Company delivers a broad array of information technology and technical services solutions under contracts with the U.S. Government. Revenues from the U.S. Government under prime contracts and subcontracts, as compared to total contract revenues, were approximately 97%, 96% and 96% for the years ended December 31, 1998, 1999 and 2000, respectively, and approximately 96% for the nine months ended September 30, 2001. Approximately 44%, 45%, 40% and 36% of the Company's revenues were generated under cost-reimbursable contracts for the years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2001, respectively.

    The components of contract receivables are as follows (in thousands):

                                                           December 31,    September 30,
                                                         ----------------  -------------
                                                          1999     2000        2001
                                                         -------  -------  -------------
Billed receivables...................................... $61,025  $59,561     $71,335
Unbilled receivables:
  Amounts currently billable............................  20,612   16,529      14,192
  Revenues recorded in excess of estimated contract
    value or funding....................................   4,914    4,307       1,385
Retainage...............................................   2,198    1,761       1,665
Indirect costs incurred in excess of provisional billing
  rates.................................................   1,571    2,755       4,212
Allowance for doubtful accounts.........................  (1,838)  (1,432)     (1,940)
                                                         -------  -------     -------
                                                         $88,482  $83,481     $90,849
                                                         =======  =======     =======

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001

5.  Revenues and Receivables (Continued)


    Indirect cost rates in excess of provisional billing rates on U.S. Government contracts are generally billable at actual rates less a reduction of
 .5% of the actual general and administrative rate base before a Defense Contract Audit Agency (DCAA) audit is completed. The balance remaining, as well as any retainage, is billable upon completion of a DCAA audit (see note 13). Revenues recorded in excess of contract value or funding are billable upon receipt of contractual amendments. Amounts currently billable consist principally of amounts to be billed within the next month.

6.  Property and Equipment

    Major classes of property and equipment are summarized as follows (in thousands):

                                                               December 31,        September 30
                                                        ------------------------- -------------
                                                            1999         2000         2001
                                                          --------     --------   -------------
Furniture and equipment................................ $ 24,202      $ 22,504      $ 23,170
Leasehold improvements.................................    4,672         4,511         4,407
                                                          --------     --------     --------
                                                          28,874        27,015        27,577
Less: Accumulated depreciation and amortization........  (20,071)      (19,982)      (20,831)
                                                          --------     --------     --------
                                                        $  8,803      $  7,033      $  6,746
                                                          ========     ========     ========

    Depreciation and amortization expense for the years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2001 was $2,606,000, $2,912,000, $2,837,000 and
$1,816,000, respectively.

7. Goodwill and Other Intangibles

    The components of goodwill and other intangibles are as follows (in thousands):

                                                               December 31,        September 30
                                                        ------------------------- -------------
                                                            1999         2000         2001
                                                          --------     --------   -------------
Goodwill............................................... $ 17,948      $ 18,092      $ 18,092
Other intangibles......................................    8,691         9,007         9,939
                                                          --------     --------     --------
                                                          26,639        27,099        28,031
Less: Accumulated amortization.........................  (12,041)      (14,752)      (16,805)
                                                          --------     --------     --------
                                                        $ 14,598      $ 12,347      $ 11,226
                                                          ========     ========     ========

    Goodwill amortization expense for the years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2001 was $836,000, $1,033,000, $1,124,000 and $863,000, respectively.

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001


8.  Debt

                                               December 31,   September 30,
                                              --------------- -------------
                                               1999    2000       2001
                                              ------- ------- -------------
    Borrowings under the Amended and Restated
     Business Loan and Security Agreement:
     Revolving credit facility............... $53,100 $57,496    $53,133
     Term loan...............................  12,000   9,600      7,200
                                              ------- -------    -------
                                               65,100  67,096     60,333
    Subordinated credit agreement............   8,000   8,000      8,000
    Other notes..............................   3,406   2,104      1,104
                                              ------- -------    -------
      Total debt.............................  76,506  77,200     69,437
      Less: Current portion of debt..........   4,501   4,200      2,769
                                              ------- -------    -------
      Debt--net of current portion........... $72,005 $73,000    $66,668
                                              ======= =======    =======

    On October 27, 2000, the Company executed the Second Amendment to the Amended and Restated Business Loan and Security Agreement (the Agreement) with Mellon Bank N.A. (Mellon), First Union Commercial Corporation (First Union) and PNC Bank N.A., which provides for maximum borrowings of $76.0 million. The Agreement consists of a $60.0 million revolving credit facility and a $16.0 million term loan. Under the revolving portion of the Agreement, the Company may borrow the lesser of defined percentages of receivables or $60.0 million. The maximum available borrowing under the revolving credit facility at September 30, 2001 was $60.0 million. Under the term loan portion of the Agreement, the principal balance is payable in consecutive quarterly installments of $800,000 on the last business day of each quarter commencing with the last business day of December 1998. A final payment of $6.4 million is due upon expiration of the Agreement on December 31, 2001. In conjunction with the execution of the Agreement, the Company recorded $175,000 in loan origination costs, included in other assets, which are being amortized ratably over the term of the Agreement.

    Borrowings under the Agreement are collateralized by the Company's eligible contract receivables, inventory, and certain property and equipment and bear interest at the agreed-upon London Interbank Offering Rate (LIBOR) plus 2.25% for the first $25.0 million outstanding, at LIBOR plus 2.75% for the $7.2 million associated with the term loan, at LIBOR plus 2.03125% for European currency loans of $1.0 million, and at the bank's prime rate plus 1.00% for outstanding amounts greater than $33.2 million. At September 30, 2001, the agreed-upon LIBOR rate was 2.79% for $15.0 million, 3.52% for $10.0 million, 3.49% for $6.4 million, 4.95% for $1.0 million and the bank's prime rate was 6.00% for the remaining $27.9 million. The aggregate annual weighted average interest rates were 8.15%, 7.52% and 8.75% for 1998, 1999 and 2000, respectively. The aggregate weighted average interest rate for the nine months ended September 30, 2001 was 8.49%. Under the Agreement, the Company is required to maintain specified financial covenants relating to fixed charge coverage, interest coverage, debt coverage, and minimum consolidated net worth. The Agreement also places limitations on additional borrowing, mergers, and related party transactions, issuance of capital stock and payment of dividends, and limitations with respect to capital expenditures. The weighted average borrowings under the revolving portion of the Agreement during the years ended December 31, 1998, 1999 and 2000, and the nine months ended September 30, 2001, were $43,663,000, $32,357,000, $43,876,000 and $36,848,000, respectively.

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001

8.  Debt (Continued)

    On November 13, 2001, the Company executed a commitment letter (the Commitment) with Mellon Bank N.A, PNC Bank N.A, Branch Banking and Trust Company, and Chevy Chase Bank, F.S.B. to refinance and replace the Agreement. The Commitment provides for maximum borrowings of $71.4 million and consists of a $65.0 million revolving credit facility and a $6.4 million term loan. Under the term loan portion of the Commitment, the principal balance is payable in consecutive quarterly installments of $492,308 on the last business day of each quarter commencing with the last business day of December 2001. The maturity date of the facilities described in the Commitment is December 31, 2004. Other terms and conditions associated with the Commitment are no more restrictive than those contained in the Agreement. It is anticipated that the Commitment will be replaced with a formal lending agreement prior to December 31, 2001. As the Company has both the ability and intent to refinance its existing credit facility, the balance outstanding at September 30, 2001 has been classified as noncurrent.

    As of September 30, 2001, the Company was contingently liable under letters of credit totaling $6,703,000, which reduce the availability to borrow under the revolving portion of the Agreement.

    The Company had $16.0 million and $20.5 million in borrowings under the existing credit facility at December 31, 1999 and 2000, respectively, and $13.8 million in borrowings at September 30, 2001, which were repaid immediately after the end of the respective periods.

    On January 15, 1998, the Company redeemed all 75,000 shares of its then outstanding Preferred Stock for a total of $8,029,000, or $107.05 per share (see note 10). In order to provide the funding necessary to redeem the Preferred Stock, the Company executed a seven-year Subordinated Credit Agreement with First Source Financial LLP for $8,000,000 on January 9, 1998. The remaining $29,000 of funding was provided by the Company's revolving credit facility. The principal balance is payable in eight consecutive quarterly installments of $888,889 on the first business day of each quarter commencing with the first business day of January 2003. A ninth and final payment of $888,888 is due on the last business day of December 2004. Interest under the Subordinated Credit Agreement accrues at a fixed rate of 12% per annum and is payable quarterly in arrears.

    Debt outstanding at September 30, 2001, is scheduled to mature by the following calendar year ends: $1,292,000 in 2001, $1,969,000 in 2002,
$6,525,000 in 2003, and $59,546,000 in 2004, and $104,000 in 2005.

    The total interest paid was $4,510,000, $6,094,000, $6,073,000 and
$3,614,000, for the years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2001, respectively.

    The Company uses interest rate swap agreements to manage exposure to fluctuations in interest rates. At September 30, 2001, the Company had an unleveraged swap agreement with First Union with a notional principal amount of $25,000,000. This agreement was placed on November 22, 2000 with

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001

8.  Debt (Continued)

a fixed LIBOR rate of 6.53% and is settled in cash on a monthly basis. The term of the agreement is four years, but is cancelable at the option of First Union after the third year.

    Effective January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which, as amended by SFAS No. 138, establishes accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts, and for hedging activities. Upon adoption of SFAS No. 133, the Company recorded a $704,000 ($422,000 net of tax) transition adjustment in other comprehensive loss as a cumulative effect of a change in accounting principle. The Company will reclassify this amount into interest expense over the remaining life of the interest rate swap.

    The Company hedges the cash flows of some of its long-term debt using an interest rate swap. The Company enters into these derivative contracts to manage its exposure to interest rate movements by achieving a desired proportion of fixed rate versus variable rate debt. In an interest rate swap, the Company agrees to exchange the difference between a variable interest rate and either a fixed or another variable interest rate, multiplied by a notional principal amount.

    As of September 30, 2001, the Company has recognized the cash flow hedge at its fair value of $2,084,000 in accounts payable and accrued expenses on the consolidated balance sheet. The interest rate swap qualifies for cash flow hedge accounting, therefore, an unrealized loss of $1,380,000 ($829,000 net of tax), representing the effective portion of the change in its fair value, is reported in other comprehensive loss and will be reclassified into interest expense. The ineffective portion of the change in fair value of the swap qualifying for cash flow hedge accounting is recognized in the consolidated statements of income in the period of the change. For the nine months ended September 30, 2001, the swap did not have any ineffectiveness for the cash flow hedge.

    Management believes that the fair value of debt is not significantly different from what is recorded by the Company, based on comparable market rates on similar issues.

9.  Income Taxes

    The domestic and foreign components of income before provision for income taxes and minority interest were as follows (in thousands):



                                             Nine Months Ended
                     Year Ended December 31,   September 30,
                     ----------------------  -----------------
                      1998   1999    2000          2001
Domestic             ------ ------- -------  -----------------
Foreign..........    $4,454 $11,556 $13,401       $20,376
Domestic.........       683     743    (289)          864
                     ------ ------- -------       -------
                     $5,137 $12,299 $13,112       $21,240
                     ====== ======= =======       =======

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001

9.  Income Taxes (Continued)


    The provision for income taxes was comprised of the following components (in thousands):

                                        Year Ended        Nine Months Ended
                                       December 31,         September 30,
                                 -----------------------  -----------------
                                  1998    1999     2000         2001
                                 ------  -------  ------  -----------------
Current provision (benefit):....
  Federal....................... $1,540  $ 5,352  $4,291       $ 9,215
  State.........................    828    1,064   1,893         1,959
  Foreign.......................     --      (10)   (203)          143
                                 ------  -------  ------       -------
                                  2,368    6,406   5,981        11,317
                                 ------  -------  ------       -------
Deferred provision (benefit):...
  Federal.......................   (371)  (1,227)    606        (1,947)
  State.........................    (25)      48    (732)         (427)
  Foreign.......................    211      239     119           119
                                 ------  -------  ------       -------
                                   (185)    (940)     (7)       (2,255)
                                 ------  -------  ------       -------
Total provision for income taxes $2,183  $ 5,466  $5,974       $ 9,062
                                 ======  =======  ======       =======

    The provision for income taxes varies from the amount of income tax determined by applying the applicable U.S. statutory tax rate to pre-tax income as a result of the following:

                                                                      Nine Months Ended
                                              Year Ended December 31,   September 30,
                                              ----------------------  -----------------
                                               1998      1999   2000        2001
                                              ----      ----   ----   -----------------
Statutory U.S. Federal tax rate.............. 35.0%     35.0%  35.0%        35.0%
  Increase (decrease) in rate resulting from:
    State taxes--net of Federal benefit......  4.9       4.6    3.9          5.2
    Foreign taxes............................ (1.7)      0.2   (0.4)        (0.2)
    Other--additional provision..............   --        --    2.8           --
  Nondeductible items:
    Goodwill amortization....................  6.1       2.6    2.5          1.2
    Other.................................... (1.8)      2.0    1.8          1.5
                                               ----      ----   ----        ----
Effective tax rate........................... 42.5%     44.4%  45.6%        42.7%
                                               ====      ====   ====        ====

    The Company paid income taxes, net of refunds, of $1,996,000, $1,648,000, $4,100,000 and $2,711,000 for the years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2001, respectively.

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001

9.  Income Taxes (Continued)


    Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. A summary of the tax effect of the significant components of deferred income taxes follows (in thousands):

                                                               December 31,    September 30,
                                                             ----------------  -------------
                                                              1999     2000        2001
                                                             -------  -------  -------------
Gross deferred tax liabilities:
  Receivables and payables.................................. $19,720  $20,628     $19,536
  Investments...............................................   1,846    1,323       1,546
  Other assets..............................................   1,294    1,016       1,308
  Property and equipment....................................     109       --          --
                                                             -------  -------     -------
    Total deferred tax liabilities..........................  22,969   22,967      22,390
                                                             -------  -------     -------
Gross deferred tax assets:
  Tax credits and net operating loss carryforwards..........  (2,708)  (2,751)     (2,468)
  Accrued liabilities.......................................  (1,703)  (1,431)     (1,404)
  Cash flow hedge...........................................      --       --        (833)
  Allowance for potential contract losses and other contract
    reserves................................................  (1,231)    (631)       (675)
  Property and equipment....................................      --     (195)        (75)
                                                             -------  -------     -------
    Total deferred tax assets...............................  (5,642)  (5,008)     (5,455)
  Less: Valuation allowance.................................     902      902         902
                                                             -------  -------     -------
    Total deferred tax assets--net..........................  (4,740)  (4,106)     (4,553)
                                                             -------  -------     -------
Net deferred tax liabilities................................ $18,229  $18,861     $17,837
                                                             =======  =======     =======

    At September 30, 2001, the Company has state net operating losses of approximately $13,300,000 that expire beginning 2001 through 2020. At September 30, 2001, the Company had a capital loss carryforward of $2,127,000 that expires in 2003.

10. Capital Stock, Employee Stock Plan

    Common Stock--Class A Common Stock is voting, no par value. The Company has 25,000,000 shares authorized with 4,111,502 shares issued and 1,022,882, 1,033,938 and 1,040,566 shares outstanding at December 31, 1999 and 2000, and September 30, 2001, respectively. There were 3,088,620, 3,077,564 and 3,070,936 shares of Class A Common Stock held as Treasury Stock at December 31, 1999 and 2000, and September 30, 2001, respectively. At December 31, 1999 and 2000, and September 30, 2001, there were an additional 37,366 shares of Class A Common Stock, with a cost value of $640,000, reflected as Treasury Stock in accordance with Emerging Issues Task Force Abstract 97-14, Accounting for Deferred Compensation Arrangements where Amounts Earned are Held in a Rabbi Trust and Invested. These shares are held in a Rabbi Trust to satisfy a defined contribution pension obligation, to be paid in stock for the benefit of a senior Company employee.

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001

10. Capital Stock, Employee Stock Plan (Continued)

    Class C Common Stock is no par value, nonvoting common stock. At December 31, 1999 and 2000, and September 30, 2001, the Company had 100,000 Class C Common Stock shares authorized and 71,664 shares issued and outstanding.

    Redeemable Class B Common Stock--Class B Common Stock is no par value, nonvoting stock and is mandatorily redeemable by the stockholder at any time and by the Company in the event of the involuntary or voluntary termination of the stockholder's position within the Company at a per share price to be determined by an independent valuation company. On July 31, 1998, the Company redeemed 39,156 shares of Class B Common Stock from a former employee for $2,926,500. On January 6, 2000, the Company redeemed 6,582 shares of Class B Common Stock from an employee for $566,082. On February 29, 2000, the Company redeemed 1,000 shares of Class B Common Stock from an outside Director for $86,060. On December 18, 2000, the Company redeemed an additional 1,000 shares of Class B Common Stock from an outside Director for $123,240. All of these shares were placed in Treasury at their redemption value. The Company had 250,000 shares of Class B Common Stock authorized, 80,269 shares issued, and 41,113, 32,531 and 32,531 shares outstanding at December 31, 1999 and 2000, and September 30, 2001, respectively.

    On December 18, 1998, the Board of Directors approved a change to the Company By-Laws, effective January 1, 1999, to conform Class B Common Stock dividend rights on a parri-passu basis with Class A and Class C Common Stock. Prior to this amendment, the Board of Directors paid an annual, per share dividend on the Class B Common Stock using the prime rate announced periodically by the Company's primary lender. These dividends were paid quarterly. The 1998 Class B Common Stock cash dividends totaled $83,200, or $1.43 per share. Class B Common Stock dividends paid in 1998 totaled $69,200, whereas dividends payable at December 31, 1998, paid on January 15, 1999, totaled $14,000.

    With respect to liquidation rights, the Class C Common Stock is on a pro rata parity with the Class A and Class B Common Stock.

    Preferred Stock--Each December 31, beginning in 1994, the Company had the right to require the holders of Preferred Stock to sell all or any part of the 75,000 authorized and issued shares of Preferred Stock for the Redemption Price, which equated to the greater of (i) the par value plus accrued but unpaid dividends or (ii) the fair market value of the Preferred Stock. In December 1997, the Company's Board of Directors chose to exercise this right and announced its intention to repurchase all of the Preferred Stock shares based on a valuation performed as December 31, 1997.

    On January 15, 1998, the Company redeemed and retired all 75,000 shares of the Preferred Stock for a total of $8,029,000, or $107.05 per share. In accordance with the terms of the Preferred Stock, the per share redemption price was based on a valuation performed by an independent third party as of December 31, 1997. In order to provide the funding necessary to redeem the Preferred Stock, the Company executed a seven-year Subordinated Credit Agreement with First Source Financial LLP for $8,000,000 on January 9, 1998 (see note 8).

    Stock Options--The Company has a nonqualified fixed option plan that reserves shares of Class B Common Stock for issuance to key employees. The Company has adopted the disclosure-only

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001

10. Capital Stock, Employee Stock Plan (Continued)

provisions of SFAS No. 123, Accounting for Stock-Based Compensation. No compensation cost is recognized for the stock option plan.

    The plan provides that shares granted come from the Company's authorized but unissued Class B Common Stock. The price of the options granted pursuant to this plan was not less than 100% of the fair market value of the shares on the date of grant. On April 15, 1995, the Company granted options to purchase 19,578 shares at an exercise price of $27.46 per share. These options vested quarterly over a three-year period from the date of grant. In July 1998, options to purchase 9,789 shares were exercised. At December 31, 1998, 1999 and 2000, and at September 30, 2001, options to purchase 9,789 shares were outstanding and exercisable, and expire on April 15, 2005. No grants have been made since 1995.

    In November 2001, the Board of Directors adopted, and the Stockholders approved, the 2001 Stock Incentive Plan. No grants under this plan have been made.

11. Retirement Plans

    The Company maintains nonqualified supplemental defined benefit pension plans for certain retired employees of an acquired company. The weighted average assumptions used in accounting for the Company's pension plans in 1999, 2000 and 2001 were as follows:

                                          1999  2000  2001
                                          ----  ----  ----
     Discount rate.......................  8.0%  8.0%  7.5%
     Expected return on plan assets......  6.0   6.0   6.0
     Rate of compensation increase.......  N/A   N/A   N/A

    The discount rate is the estimated rate at which the obligation for pension benefits could effectively be settled. The expected return on plan assets reflects the average rate of earnings that the Company estimates will be generated on the assets of the plans. The Plans were partially funded beginning in 1999. The rate of compensation increase reflects the Company's best estimate of the future compensation levels of the individual employees covered by the plans and is not applicable, as all covered employees had retired prior to 1998.

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001

11. Retirement Plans (Continued)


    The following table sets forth the status of the plans (in thousands):

                                                      Year Ended     Nine Months Ended
                                                     December 31,      September 30,
                                                   ----------------  -----------------
                                                    1999     2000          2001
                                                   -------  -------  -----------------
Change in benefit obligation:
  Benefit obligation at beginning of period....... $ 1,748  $ 1,693       $ 1,707
  Interest cost...................................     132      131            98
  Actuarial (gain) loss...........................     (16)      58           105
  Benefits paid...................................    (171)    (175)         (131)
                                                   -------  -------       -------
    Benefit obligation at end of period...........   1,693    1,707         1,779
                                                   -------  -------       -------
Change in plan assets:
  Fair value of plan assets at beginning of period      --      180           203
  Employer contribution...........................     351      198           150
  Benefits paid...................................    (171)    (175)         (132)
                                                   -------  -------       -------
    Fair value of plan assets at end of period....     180      203           221
                                                   -------  -------       -------
Funded status at end of period....................  (1,513)  (1,504)       (1,558)
Unrecognized actuarial loss.......................      28       83           186
Unrecognized prior-service cost...................     110       79            55
Unrecognized net transition obligation............      41       20             5
                                                   -------  -------       -------
    Net amount recognized at end of period........ $(1,334) $(1,322)      $(1,312)
                                                   =======  =======       =======

    The components of net periodic pension cost for the Company's defined benefit plans are provided in the following table (in thousands):

                                                        Year Ended   Nine Months Ended
                                                       December 31,    Septeber 30,
                                                      -------------- -----------------
                                                      1998 1999 2000       2001
                                                      ---- ---- ---- -----------------
Interest cost on projected benefit obligation........ $134 $132 $131       $ 98
Net amortization of prior-service cost and transition
  obligation.........................................   53   52   54         42
                                                      ---- ---- ----       ----
    Net periodic pension cost........................ $187 $184 $185       $140
                                                      ==== ==== ====       ====

    The Company maintains two qualified defined contribution plans, which cover substantially all employees, that comply with Section 401 of the Internal Revenue Code. Under these plans, the Company's stipulated Basic Matching Contribution matches a portion of the participants' contribution based upon a defined schedule. Contributions are invested by an independent investment company in one or more of several investment alternatives. The choice of investment alternatives is at the election of each participating employee. The Company's contributions to the plans were approximately $2,091,000, $2,317,000, $2,420,000 and $1,917,000 for the years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2001, respectively.

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001

11. Retirement Plans (Continued)

    The Company maintains nonqualified defined contribution supplemental retirement plans for certain key employees. Under these plans the Company accrues a stated annual amount and may also include interest at the greater of 10% or the Company's annual rate of return on investments. The Company incurred expenses associated with these plans of $75,000 for each of the years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2001.

    The Company also maintains a nonqualified deferred compensation plan for certain key employees. Under this plan, eligible employees may defer up to 18% of qualified annual compensation. Employee contributions to this plan were approximately $1,729,000, $1,911,000, $1,875,000 and $1,598,000 for the years ended December 31, 1998, 1999 and 2000, and nine months ended September 30, 2001, respectively.

    On December 18, 1998, the Board of Directors approved the establishment of a qualified Employee Stock Ownership Plan (ESOP), effective January 1, 1999, for the benefit of substantially all of the Company's U.S. domestic-based employees. The ESOP is non-leveraged and will be funded entirely through Company contributions based on a percentage of eligible employee compensation, as defined in the plan. Participants must be employees of the Company or eligible Company subsidiaries and must meet minimum service requirements to be eligible for annual contributions. The ESOP specifies a five-year vesting schedule over which participants become vested in the Class A Common Stock allocated to their participant account. The amount of the Company's annual contribution to the ESOP is at the discretion of the Company's Board of Directors.

    For the years ended December 31, 1999 and 2000, the Company contributed and allocated to participants' accounts $1,363,000 and $1,419,000, respectively, worth of Class A common stock and cash. The Board of Directors has authorized an additional ESOP contribution for the year ended December 31, 2001. It is anticipated that shares attributable to the year ended December 31, 2001 commitment will be issued to the ESOP during the second quarter 2002, after an independent appraisal of the stock value as of December 31, 2001, has occurred. At September 30, 2001, an obligation to fund $910,000 was accrued.

    As required under Statement of Position No. 93-6, Employers' Accounting for Employee Stock Ownership Plans, compensation expense is recorded for shares committed to be released to employees based on the fair market value of those shares in the period in which they are committed to be released. The difference between cost and fair market value of the released shares, which was $1,326,000 and $1,142,000, for the year ended December 31, 2000 and the nine months ended September 30, 2001, respectively, is recorded in additional paid in capital.

12. Investments

    GSE Systems, Inc.--The Company and its designees hold stock in GSE Systems, Inc. (GSE), which was created by the merger of one of the Company's majority-owned subsidiaries and two other entities in April 1994. In January 2000, the Company purchased 116,959 additional shares of common stock in GSE, increasing the Company's ownership to 17.61%, which is where it remains at September 30, 2001.

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001

12. Investments (Continued)

    The Company also holds notes receivable from GSE totaling $4.9 million as of September 30, 2001. Of this amount, $3.9 million is convertible into GSE preferred stock. The Company intends to convert the $3.9 million note into preferred stock and the balance of the notes is due to be repaid in December 2001.

    During the nine months ended September 30, 2001, the Company determined that it had obtained significant influence with respect to GSE. As a result, for the nine months ended September 30, 2001, the Company began accounting for its investment in GSE using the equity method and recorded $469,000 in equity earnings for the nine months ended September 30, 2001. Additionally the Company has restated prior year amounts and has recorded $219,000, $16,000, ($1,555,000) in equity earnings (losses) for the years ended December 31, 1998, 1999 and 2000, respectively. The after-tax impact to net income as a result of this restatement was $130,000, $10,000, and ($934,000) for the years ended December 31, 1998, 1999 and 2000, respectively. The related impact to basic and diluted earnings per share was $0.11, $0.01, and ($0.82) for the years ended December 31, 1998, 1999 and 2000, respectively.

    Vosper-ManTech Limited--On September 7, 1995, MASI U.K. Limited, a majority-owned subsidiary of the Company, and Vosper Thornycroft Limited entered into a Joint Venture agreement to form Vosper-ManTech Limited (the
Joint Venture). The Joint Venture is owned 40% by MASI U.K. Limited and 60% by Vosper Thornycroft Limited. In 2000, the Joint Venture began work on a ten-year follow-on contract providing outsourcing of the Government Communications Headquarters (GCHQ) for the United Kingdom's logistics and engineering services.

    The Company's interest in the Joint Venture is accounted for using the equity method. The Company recorded $692,000, $794,000, $393,000 and $400,000 in equity earnings for the years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2001, respectively.

    The components of investments are as follows (in thousands):

                              December 31,  September 30,
                              ------------- -------------
                               1999   2000      2001
                              ------ ------ -------------
GSE Systems, Inc............. $2,753 $1,698    $2,167
Vosper-ManTech Limited.......  1,861  2,112     2,199
                              ------ ------    ------
    Total investments........ $4,614 $3,810    $4,366
                              ====== ======    ======

13. Commitments and Contingencies

    Payments to the Company on cost-reimbursable contracts with the U.S. Government are provisional payments subject to adjustment upon audit by the DCAA. Audits through 1999 have been completed and resulted in no material adjustments. The audits for 2000 through 2001 are not expected to have a material effect on the results of future operations.

    The Company is involved in certain legal proceedings, claims and disputes arising from the normal course of business and has litigation pending under several suits; however, management believes that the ultimate resolution of these matters will not have a material effect on the Company's financial position or results of operations.

    In February 2000, a judgment was entered against the Company in favor of Boston Properties, a real estate management firm, in the amount of $1,175,000 for unpaid rent under a lease held by Boston

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001

13. Commitments and Contingencies (Continued)

Properties with Global-InSync, Inc. (Global). Global is the successor to a business sold by the Company in 1996 (see note 16). The Company provided a financial guarantee to Boston Properties on the lease to facilitate the timely closing of this business sale. Boston Properties and Global extended the original lease without notice to the Company. The legal action sought to recover unpaid rent beyond the term of the original lease. After losing the appeal, the Company paid this judgment and other related expenses in August 2000.

    The Company leases office space and equipment under long-term operating leases. A number of the leases contain renewal options and escalation clauses. At September 30, 2001, aggregate future minimum rental commitments under these leases are as follows (in thousands):

                                              Office
                                              Space   Equipment  Total
                                              ------- --------- -------
        Three months ending December 31, 2001 $ 1,929  $ 1,191  $ 3,120
        Year ending:
          December 31, 2002..................   6,288    3,069    9,357
          December 31, 2003..................   5,333    2,508    7,841
          December 31, 2004..................   4,752    1,934    6,686
          December 31, 2005..................   4,214    1,523    5,737
            Thereafter.......................   8,193    1,269    9,462
                                              -------  -------  -------
            Total............................ $30,709  $11,494  $42,203
                                              =======  =======  =======

    Office space and equipment rent expense totaled approximately $6,303,000, $7,441,000, $9,578,000 and $7,715,000 for the years ended December 31, 1998,
1999 and 2000, and for the nine months ended September 30, 2001, respectively.

14. Acquisitions

    Each of the following acquisitions has been accounted for as a purchase, and accordingly, the operating results of each of the acquired entities have been included in the Company's consolidated financial statements since the respective dates of acquisition. The aggregate amount of goodwill and other intangibles resulting from the excess of the respective purchase prices over the fair market value of net assets acquired in 1999 was approximately $3,558,000.

    REVIVE Technologies, Inc.--On April 16, 1999, the Company acquired certain assets and liabilities of REVIVE Technologies, Inc. (REVIVE) for a cash purchase price of $500,000 and a note payable of $1,105,000 (interest accrues at a rate of 6.50%), due and payable in four equal quarterly installments beginning in July 1999. REVIVE specializes in the automated conversion of legacy mainframe databases.

    Advanced Development Group, Inc.--On January 5, 1999, the Company acquired all of the outstanding stock of Advanced Development Group, Inc. (ADG) for a purchase price of $2,000,000 in

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001

14. Acquisitions (Continued)

the form of a note payable over two years (interest accrues at the prime rate). This acquisition also provided for additional cash payments, not to exceed $5,000,000, to be made over the three years following the closing, based on the attainment of certain earnings levels. In May 2000, the Company paid $495,000 against this obligation.

    ADG specializes in the development of interactive multimedia and distance learning training products. It is the leading Interactive Multimedia Instruction (IMI) developer for the U.S. Army. In addition, ADG has developed a proprietary IMI Course Builder Program(C) to enable the development of high-quality, low-cost training products that incorporate sophisticated animation, graphics and video.

15. Discontinued Operations

    On September 26, 2001, the Company executed a formal plan to exit certain commercial and foreign lines of business that no longer contribute to the core competencies. The businesses include the the Australian-based software solutions consulting business, the United Kingdom-based bank remittance processing business, the China-based consulting business, the U.S.-based environmental consulting and remediation business and the U.S.-based application-hosting business. Although some of these ventures show promise and growth, these businesses are oriented towards commercial customers and do not contribute to the core competencies on which the Company is currently focused. All of these businesses are expected to be sold, and all of the dispositions are expected to be completed on or before June 30, 2002. Based on independent valuations, market comparable information and interest expressed in these businesses, an estimate has been provided for the likely net gains and losses to income expected from these businesses through the estimated date of disposal. As a result, in accordance with APB Opinion No. 30, Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, results of operations have been classified as discontinued and prior periods have been restated. The Company has segregated the net assets and liabilities held for sale, recorded all current and expected future losses and deferred all gains expected to be realized upon disposal of the respective entities. The amounts the Company will ultimately realize could differ in the near term from the amounts estimated in arriving at the loss on disposal of the discontinued operations.

    Revenues and losses from discontinued operations are as follows (in thousands):

                                                                     Nine Months Ended
                                         Year Ended December 31,       September 30,
                                      -----------------------------  -----------------
                                        1998      1999       2000          2001
                                      --------  ---------  --------  -----------------
Income statement data:
Revenues............................. $ 85,976  $  97,503  $ 63,389      $ 37,587
Costs and expenses...................  (87,034)  (101,428)  (72,554)      (48,390)
                                      --------  ---------  --------      --------
Operating loss.......................   (1,058)    (3,925)   (9,165)      (10,803)
Minority interest....................     (716)      (652)    1,333           851
Income tax benefit...................      506      1,850     3,165         3,419
                                      --------  ---------  --------      --------
Loss from discontinued operations net
  of tax and minority interest....... $ (1,268) $  (2,727) $ (4,667)     $ (6,533)
                                      ========  =========  ========      ========

Year Ended December 31, 1998, 1999 and 2000 and Nine Months Ended September 30,
                                     2001

15. Discontinued Operations (Continued)

    The estimated net loss on disposal of discontinued operations recorded for the nine months ended September 30, 2001 was $5,890,000, net of an income tax benefit of $3,818,000. This loss included a provision for anticipated closing costs and net operating losses through the estimated date of disposal of $3,852,000, net of an income tax benefit of $2,404,000.

    The Company's Australian-based software solutions consulting business disposed of its Local Government business on June 30, 2000 and recorded a loss on the disposal of $719,000, net of tax. The revenues and operating losses of this business unit were not significant for the periods presented.

16. Loss From Investment Default

    On September 16, 1996, the Company sold certain assets of the Systems Integration business to Global in exchange for notes receivable of $1,956,000, due and payable in full over the next five years, and stock in their parent company, Global Intellicom, Inc. as follows: 49,778 shares of common stock and convertible exchangeable preferred stock with a carrying value of $3,080,000, based upon an independent third-party valuation as of the date of sale.

    At December 31, 1997, Global was in default on its note obligations but had proposed a payment plan satisfactory to the Company to cure this default. In 1998, Global was unable to discharge the payment plan and defaulted on the full note obligations in early 1999. As a result of the general financial condition of Global Intellicom, Inc. and a sharp decline in the trading value of their stock, it is the belief of the Company management that the value of all investments in Global Intellicom, Inc. are permanently impaired. A pre-tax charge of $5,230,000 ($3,138,000 after tax) was recorded against 1998 earnings, representing the total recorded value of all notes and stock in Global and Global Intellicom, Inc., respectively.

                                  * * * * * *

                            [INSIDE BACK COVER ART]

    The background of the page is solid red with a black outlined circle in the center of the page. Inside the circle is a collage of photo images including (in clockwise order from the top): an American flag, a computer screen, a submarine, a computer control room, a chemist in a protective mask, a soldier working with automated test equipment on the back of a military vehicle, a man working at a computer workstation, a fighter jet, and a man working with automated test equipment. In the center of the collage is a closed circuit TV security camera. Above the circle a caption reads, "ManTech International Corporation." A caption below the circle reads "A continuing tradition of service and solutions on critical national defense programs for the U.S. Intelligence Community and Department of Defense."

                              [Insert logo here]

    The back page is white with the ManTech logo in the center of the page written in solid black lettering blending into white-on-red lettering, divided with white lines.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

    The estimated expenses in connection with this offering (all of which will be borne by the registrant), are as follows:

Expenses                                            Amount
--------                                            ------
Securities and Exchange Commission registration fee   $
NASD filing fee....................................
Nasdaq listing fees................................    *
Printing expenses..................................    *
Accounting fees and expenses.......................    *
Legal fees and expenses............................    *
Blue Sky fees and expenses.........................    *
Transfer agent's fees and expenses.................    *
Miscellaneous......................................    *
   Total...........................................   $*

--------
*   To be included by amendment.

Item 14. Indemnification of Directors and Officers.

    Section 145 of the Delaware General Corporation Law (DGCL) generally provides that all directors and officers (as well as other employees and individuals) may be indemnified against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with certain specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys' fees) actually and reasonably incurred in connection with defense or settlement of an action and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Section 145 of the DGCL also provides that the rights conferred thereby are not exclusive of any other right which any person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to be indemnified.

    The registrant's bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding by reason of the fact that he is or was a director or officer of the registrant (or is or was serving at the request of the registrant as director, officer, employee or agent of another entity), shall be indemnified and held harmless by the registrant to the fullest extent authorized by the DGCL, as in effect (or to the extent that indemnification is broadened, as it may be amended), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Except with respect to actions initiated by an officer or director against the registrant to recover the amount of an unpaid claim, the registrant is required to indemnify an officer or director in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding was authorized by the board of directors of the registrant. The bylaws further provide that an officer or director may (60 days after a written claim has been received by the registrant) bring suit against the registrant to recover an unpaid claim and, if such suit is successful, the expense of bringing such suit. While it is a defense to such suit that the claimant has not met the applicable standards of conduct which make indemnification permissible under the DGCL, neither the failure of the board of directors to have made a determination that indemnification is proper, nor an actual determination that the claimant has not met the applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

    The bylaws also provide that the rights conferred thereby are contract rights, that they are not exclusive of any other rights which an officer or director may have or hereafter acquire under any statute, any other provision of the certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and that they include the right to be paid by the registrant the expenses incurred in defending any specified action, suit or proceeding in advance of its final disposition provided that, if the DGCL so requires, such payment shall only be made upon delivery to the registrant by the officer or director of an undertaking to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the bylaws or otherwise.

Item 15. Recent Sales of Unregistered Securities

    On September 17 , 2001, we made a net contribution of 6,628 shares of our Class A common stock to the Employee Stock Ownership Plan Trust.

    The transaction described above was undertaken in reliance upon the exemptions from the registration requirements of the Securities Act of 1933 afforded by Rule 701 promulgated thereunder, as a transaction pursuant to the compensatory benefit plans and contracts relating to compensation. The registrant believes that exemptions other than the foregoing exemption may exist for this transaction.

Item 16. Exhibits and Financial Statement Schedule

    (a) Exhibits

                                 EXHIBIT INDEX

Exhibit
Number  Description of Exhibit
------  ----------------------

  *1.1  Form of Underwriting Agreement

  *3.1  Certificate of Incorporation of the Registrant

  *3.2  Bylaws of the Registrant

  *4.1  Form of Common Stock Certificate.

  *4.2  Amended and Restated Business Loan and Security Agreement with Mellon Bank N.A., First Union
          Commercial Corporation and PNC Bank N.A.

  *5.1  Opinion of Gibson, Dunn & Crutcher LLP

 *10.1  Retention Agreement, effective as of the closing of the offering, between John A. Moore and
          ManTech International Corporation.

 *10.2  Form of Confidentiality, Nonsolicitation and Noncompete Agreement, effective as of the closing of the offering, between specified executive officers and ManTech International Corporation.

 *10.3  The 2001 Management Incentive Plan

  10.4  Lease of Facility at 12015 Lee Jackson Highway, Fairfax, Virginia.

 *10.5  Promissory Note dated April 13, 2001, June 12, 1996 and June 23, 1994 by and between George J.
          Pedersen and ManTech International Corporation.

 *21.1  Subsidiaries of the Registrant

 *23.1  Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)

  23.2  Consent of Deloitte & Touche LLP

  23.3  Consent of PricewaterhouseCoopers LLP

 *24.1  Power of Attorney

--------
*   To be filed by amendment.

    (b) Financial Statement Schedule

    Valuation and Qualifying Accounts

INDEPENDENT AUDITORS' REPORT ON SCHEDULE

To the Board of Directors and Stockholders of ManTech International Corporation
    Fairfax, Virginia:

We have audited the consolidated financial statements of ManTech International Corporation as of December 31, 1999 and 2000 and September 30, 2001 and for the years ended December 31, 1999 and 2000 and the nine months ended September 30, 2001, and have issued our report thereon dated November 16, 2001. Such consolidated financial statements and report are included elsewhere in this Registration Statement. Our audits also included the financial statement schedule of ManTech International Corporation listed in Item 16(b). This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

DELOITTE & TOUCHE LLP

McLean, Virginia
November 16, 2001

                     Report of Independent Accountants on
                         Financial Statement Schedule

To the Board of Directors and Stockholders of MANTECH INTERNATIONAL CORPORATION:

Our audit of the consolidated financial statements referred to in our report dated April 26, 1999, except for Note 16, as to which the date is June 7, 1999 and Note 15, as to which the date is November 15, 2001, appearing in the Registration Statement under the Securities Act of 1933 of ManTech International Corporation also included an audit of the financial statement schedule listed in Item 16(b) of this Registration Statement. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

McLean, Virginia
April 26, 1999

                                  SCHEDULE II

Valuation and Qualifying Accounts

Activity in the Company's allowance accounts for the years ended December 31, 1998, 1999 and 2000 and the nine months ended September 30, 2001 was as follows (in thousands):

                                Doubtful Accounts
---------------------------------------------------------------------------------
               Balance at          Charged to                        Balance at
Period     Beginning of Period Costs and Expenses Deductions Other* End of Period
------     ------------------- ------------------ ---------- ------ -------------
1998......       $2,314               217           (1,152)   439      $1,818
1999......        1,818               901           (1,033)   152       1,838
2000......        1,838               313           (1,183)   464       1,432
Sept. 2001        1,432               523            (357)    342       1,940

                          Deferred Tax Asset Valuation
---------------------------------------------------------------------------------
               Balance at          Charged to                        Balance at
Period     Beginning of Period Costs and Expenses Deductions Other* End of Period
------     ------------------- ------------------ ---------- ------ -------------
1998......        $902                 --             --       --       $902
1999......         902                 --             --       --        902
2000......         902                 --             --       --        902
Sept. 2001         902                 --             --       --        902

--------
* Other represents doubtful account reserves recorded as part of Net Revenues.

Item 17. Undertakings

    (a) The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                       SIGNATURES AND POWER OF ATTORNEY

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C., on November 23, 2001.

                                          MANTECH INTERNATIONAL CORPORATION

                                          By: /s/ George J. Pedersen
                                             ---------------------
                                             George J. Pedersen
                                             Chairman of the Board of
                                             Directors, Chief Executive Officer
                                             and President

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints George J. Pedersen and John A. Moore, Jr. his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 23, 2001.

      Signature                                   Title
      ---------                                   -----

/s/ George J. Pedersen Chairman of the Board of Directors, Chief Executive Officer
---------------------- and President

/s/ JOHN A. MOORE, JR. Executive Vice President, Chief Financial Officer, Treasurer
---------------------- and Director

/s/ MICHAEL D. GOLDEN
---------------------- Director

/s/ STEPHEN W. PORTER
---------------------- Director

/s/ WALTER W. VAUGHAN
---------------------- Director